Manulife Financial Corporation
Management’s Discussion and Analysis
For the year ended December 31, 2024

1	2024 Annual Report	Management’s Discussion and Analysis
Caution regarding forward-looking statements
From time to time, Manulife Financial Corporation (“MFC”) makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to possible share buybacks, the Company’s strategic priorities and targets, its medium-term financial and operating targets and ability to achieve them, potential future premium increases for long-term care, the impact of changes in tax laws, the capital release associated with reinsurance transactions, exposure limit estimates for our property and casualty reinsurance business, and the probability and impact of LICAT scenario switches and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as
“may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”,
“plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof)
and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required;
obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;
environmental concerns including climate change; our ability to protect our intellectual property and exposure to claims of infringement; our inability to withdraw cash from subsidiaries and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under
“Risk Management and Risk Factors”, “Critical Actuarial and Accounting Policies” and in the “Risk Management” note to the
Annual Consolidated Financial Statements as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Contents

Management's Discussion and Analysis
1. Manulife Financial Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3
2. Asia . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	19
3. Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	23
4. U.S. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	25
5. Global Wealth and Asset Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	28
6. Corporate and Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	32
7. Investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	33
8. Fourth Quarter Financial Highlights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	38
9. Risk Management and Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	41
10. Capital Management Framework . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	79
11. Critical Actuarial and Accounting Policies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	82
12. Controls and Procedures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	93
13. Non-GAAP and Other Financial Measures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	94
14. Additional Disclosures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	133
1  This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.

3	2024 Annual Report	Management’s Discussion and Analysis
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) is current as of February 19, 2025.
1.    Manulife Financial Corporation
Manulife Financial Corporation is a leading international financial services provider, helping our customers make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States, providing financial advice and insurance for individuals, groups and businesses. Through Manulife Wealth & Asset Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions and retirement plan members worldwide. At the end of 2024, we had more than 37,000 employees, over 109,000 agents, and thousands of distribution partners, serving over 36 million customers. At the end of 2024, we had $1.6 trillion (US$1.1 trillion) in assets under management and administration1, including total invested assets of $0.4 trillion (US$0.3 trillion), and segregated funds net assets of $0.4 trillion (US$0.3 trillion). We trade as ‘MFC’ on the Toronto, New York, and
Philippine stock exchanges, and under ‘945’ on the Hong Kong stock exchange.
Our reporting segments are:
•Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
•Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in
Canada.
•U.S. – providing life insurance products and insurance-based wealth accumulation products and has an in-force long-
term care insurance business and an in-force annuity business.
•Global Wealth and Asset Management (“Global WAM”) – providing innovative investment solutions to our retail, retirement, and institutional clients around the world under the Manulife Wealth & Asset Management brand.
•Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); our Property and Casualty (“P&C”) Reinsurance business; and run-off reinsurance operation.
In this document, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. The term “MLI” means The Manufacturers Life Insurance Company and its subsidiaries.
1  As compared to a baseline of 1 in 2017, achieve NPS of 37 by 2027. 2024 results are discussed in the “Strategic Priorities and Progress Update” section below.
2  As compared to global financial services companies and insurance peers. In 2024, our employee engagement ranked in the top quartile. For more information, see the “Strategic Priorities and Progress Update” section below.
3  As compared to our performance peer group. Refer to Manulife’s most recent Management Information Circular for information on our performance peer group. For the five-year period ended December 31, 2024, our Total Shareholder Return ranked in the top quartile.
4  Achieve top quartile for Standard & Poor’s Corporate Sustainability Assessment rating. As of December 2024, Manulife ranked in the top quartile.

Enterprise Strategy
Our ambition is to be the most digital, customer-centric global company in our industry. The goals for our stakeholders are:

Customers Improve Net Promoter Score (“NPS”) by +36 points and delight customers[1]
Team Engage our team — achieve top quartile engagement[2]
Shareholders Deliver top quartile returns[3]
Community Deliver on our Impact Agenda[4]
Our mission, strategic priorities and values are summarized below:
Our values enable the achievement of our mission and strategic priorities, reflect our culture, inform our behaviours, and help define how we work together:
•Obsess about customers – Predict their needs and do everything in our power to satisfy them.
•Do the right thing – Act with integrity and do what we say.
•Think big – Anything is possible. We can always find a better way.
•Get it done together – We’re surrounded by an amazing team. Do it better by working together.
•Own it – Feel empowered to make decisions and take action to deliver our mission.
•Share your humanity – Build a supportive, diverse and thriving workplace.
1  See “Caution regarding forward-looking statements above”.
2  Core ROE, expense efficiency ratio, core EPS, financial leverage ratio, and common share core dividend payout ratio are non-GAAP ratios. See “Non-GAAP and Other Financial Measures” below for more information.
3  For more information on this metric, see “Non-GAAP and other financial measures” below.
4  CSM and new business CSM are net of non-controlling interest (“NCI”). Percentage growth / declines in CSM and new business CSM are stated on a constant exchange rate basis, a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.

5	2024 Annual Report	Management’s Discussion and Analysis
Financial Targets
At our Investor Day in June 2024, we announced that we are raising the bar on our financial targets1, including:
•Core return on common shareholders’ equity (“Core ROE”)2 of 18%+ by 2027;
•A new target on cumulative remittances3 of $22 billion+ between 2024 and 2027; and
•Expense efficiency ratio2 of less than 45% over the medium-term.
Our other medium-term financial targets1 include:
•Diluted core earnings per common share (“Core EPS”)2 growth of 10% to 12% per year;
•New business contractual service margin (“new business CSM”) growth4 of 15% per year;
•Contractual service margin (“CSM”) balance growth4 of 8% to 10% per year;
•Financial leverage ratio2 of 25%; and
•Common share core dividend payout ratio2 range of 35% to 45%.
Details of our performance on the above metrics are provided below.
Detailed updates on our strategic priorities and actions taken to deliver on the related targets are outlined in the “Strategic
Priorities and Progress Update” section below.
1  The GA Reinsurance Transaction closed February 22, 2024 with an effective date of January 1, 2024. The RGA Canadian Reinsurance Transaction closed April 2, 2024.
2  Percentage growth / declines in core earnings, pre-tax core earnings, core expenses, general expenses, assets under management and administration
(“AUMA”), assets under management (“AUM”), core earnings before interest, taxes, depreciation and amortization (“core EBITDA”), and Manulife Bank average net lending assets are stated on a constant exchange rate basis, a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
3  For more information on this metric, see “Non-GAAP and other financial measures” below.

Profitability
Profitability

As at and for the years ended December 31, ($ millions, unless otherwise stated)	2024	2023
Net income (loss) attributed to shareholders	$5,385	$5,103
Core earnings(1)	$7,226	$6,684
Diluted earnings (loss) per common share ($)	$2.84	$2.61
Diluted core earnings per common share ($)	$3.87	$3.47
Return on common shareholders’ equity (“ROE”)	12.0%	11.9%
Core ROE	16.4%	15.9%
Expense efficiency ratio	44.8%	45.5%
General expenses	$4,859	$4,330
Core expenses(1)	$6,899	$6,550
(1)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
Our net income attributed to shareholders was $5.4 billion in 2024 compared with $5.1 billion in 2023. Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $7.2 billion in 2024 compared with $6.7 billion in 2023, and items excluded from core earnings of $1.8 billion of net charges in 2024 compared with net charges of $1.6 billion in 2023.
Net income attributed to shareholders in 2024 increased $0.3 billion compared with 2023, due to improved market experience in alternative long-duration assets (“ALDA”), derivatives and hedge accounting ineffectiveness and public equities, and growth in core earnings. This was partially offset by the impact of the $941 million net loss attributed to the reinsurance transactions with Global Atlantic1 (“GA Reinsurance Transaction”) and the reinsurance transaction with RGA Canada1 (“RGA
Canadian Reinsurance Transaction”) recorded in items excluded from core earnings, primarily related to market experience from the sale of fair value through other comprehensive income (“FVOCI”) debt instruments (there is an offsetting change in other comprehensive income (“OCI”) attributed to shareholders resulting in a neutral impact to book value), a higher net charge from the annual review of actuarial methods and assumptions, lower tax-related benefits, and a charge to items excluded from core earnings related to Global Minimum Taxes (“GMT”). The net charge from market experience of $1.5 billion in 2024 was primarily related to lower-than-expected returns on ALDA, largely related to real estate and private equity investments, net realized losses due to the sale of debt instruments primarily related to the GA and RGA Canadian
Reinsurance Transactions, partially offset by higher-than-expected returns on public equities and a gain from derivatives and hedge accounting ineffectiveness.
Core earnings increased $0.5 billion, or 8%2, on a constant exchange rate basis compared with 2023. The increase was driven by higher core earnings in Global WAM, largely reflecting an increase in net fee income from higher average assets under management and administration3 (“average AUMA”) and positive net flows3, along with disciplined expense management and certain non-recurring tax true-ups and tax benefits in 2024, partially offset by lower fee spreads. In addition, strong growth in our insurance business, a lower charge in the expected credit loss (“ECL”) provision in 2024 and the impact of updates to actuarial methods and assumptions in 2023 also contributed to higher core earnings. These increases were partially offset by a charge related to GMT, lower expected investment earnings, and unfavourable net claims experience. Net claims experience reflects unfavourable experience in the U.S. and less favourable experience in our P&C business, partially offset by improved experience in Asia and Canada. The GA Reinsurance Transaction reduced core earnings by $81 million in
2024, compared with 2023 reflecting the impact on expected earnings on insurance contracts, expected investment earnings, insurance experience and the change in ECL. The RGA Canadian Reinsurance Transaction reduced core earnings by $8 million in 2024 compared with 2023.

7	2024 Annual Report	Management’s Discussion and Analysis
Core earnings by segment are presented in the following table. See Asia, Canada, U.S., Global WAM, and Corporate and
Other sections below.

For the years ended December 31, ($ millions)	2024	2023	% change(1) 2024 vs 2023
Core earnings by segment
Asia	$2,589	$2,048	27%
Canada	1,568	1,487	5%
U.S.	1,690	1,759	(5)%
Global Wealth and Asset Management	1,736	1,321	30%
Corporate and Other	(357)	69	-
Total core earnings	$7,226	$6,684	8%
(1)Percentage change is on a constant exchange rate basis is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
The table below presents 2024 and 2023 net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

For the years ended December 31, ($ millions)	2024	2023
Core earnings	$7,226	$6,684
Items excluded from core earnings:
Market experience gains (losses)(1)	$(1,450)	$(1,790)
Realized gains (losses) on debt instruments	(962)	(130)
Derivatives and hedge accounting ineffectiveness	132	(152)
Actual less expected long-term returns on public equity	312	103
Actual less expected long-term returns on ALDA	(969)	(1,623)
Other investment results	37	12
Changes in actuarial methods and assumptions that flow directly through income(2)	(199)	105
Restructuring charge(3)	(72)	(36)
Reinsurance transactions, tax-related items and other(4)	(120)	140
Total items excluded from core earnings	(1,841)	(1,581)
Net income (loss) attributed to shareholders	$5,385	$5,103
(1)Market experience was a net charge of $1,450 million in 2024 primarily due to lower-than-expected returns on ALDA driven by real estate and private equity investments and net realized losses from the sale of debt instruments, of which $841 million was related to the transfer of assets with respect to the GA
Reinsurance Transaction and the RGA Canadian Reinsurance Transaction, which are classified as FVOCI. These were partially offset by gains from higher-
than-expected returns from public equity, a net gain from derivatives and hedge accounting ineffectiveness and a gain from other investment results. Market experience was a net charge of $1,790 million in 2023 primarily driven by lower-than-expected returns on ALDA mainly related to real estate, private equity and energy investments, a net charge from derivatives and hedge accounting ineffectiveness, as well as net realized losses from the sale of debt instruments which are classified as FVOCI, partially offset by gains from higher-than-expected returns on public equity.
(2)See “Critical Actuarial and Accounting Policies – Review of Actuarial Methods and Assumptions” section below for further information on the 2024 charge and the 2023 net gain.
(3)In 2024, we reported a restructuring charge of $72 million post-tax ($92 million pre-tax) in Global WAM and Canada. In 2023, we reported a restructuring charge of $36 million post-tax ($46 million pre-tax) in Global WAM.
(4)In 2024, the net loss of $120 million included a charge of $70 million resulting from the GA Reinsurance Transaction in the U.S. and Japan, a charge of $67 million related to GMT (an additional $164 million charge was recorded in core earnings), a charge of $60 million related to U.S. withholding taxes on remittances associated with the GA Reinsurance Transaction, a net charge of $43 million related to the acquisition of CQS, a charge of $25 million related to a reinsurance recapture in Asia and an investment impairment charge of $22 million in Global WAM. This was partially offset by tax-related benefits and true-ups of $125 million and a gain of $34 million related to the RGA Canadian Reinsurance Transaction in Canada. In 2023, the net gain of $140 million included a one-time tax benefit of $290 million. This was partially offset by $46 million related to a provision for the cancellation of certain policies in our Vietnam operations, other tax-related net true-ups of $39 million, a $38 million charge for an investment impairment in Asia and a charge of $33 million related to legal settlements in the U.S.
Net income attributed to shareholders by segment is presented in the following table. See Asia, Canada, U.S., Global WAM, and Corporate and Other sections below.

For the years ended December 31, ($ millions)	2024	2023	% change(1) 2024 vs 2023
Net income (loss) attributed to shareholders by segment
Asia	$2,355	$1,348	75%
Canada	1,221	1,191	3%
U.S.	135	639	(79)%
Global Wealth and Asset Management	1,597	1,297	23%
Corporate and Other	77	628	(88)%
Total net income (loss) attributed to shareholders	$5,385	$5,103	6%
(1)Percentage change is on an actual exchange rate basis.
1  This is a non-GAAP financial measure. See “Non-GAAP and other financial measures" below for more information.

Diluted earnings (loss) per common share (“EPS”) was $2.84 in 2024, compared with $2.61 in 2023 primarily related to the increase in net income attributed to common shareholders and the impact of common share buybacks. Diluted core earnings per common share was $3.87 in 2024, compared with $3.47 in 2023 primarily related to the increase in core earnings and the impact of common share buybacks. The diluted weighted average common shares outstanding was 1,785 million in 2024 and 1,838 million in 2023.
ROE for 2024 was 12.0%, compared with 11.9% for 2023. The increase in ROE reflects higher net income attributed to common shareholders in 2024. Core ROE was 16.4% in 2024 compared with 15.9% in 2023. The increase in 2024 core ROE was primarily driven by an increase in common shareholders’ core earnings.
Expense efficiency ratio
The expense efficiency ratio is a financial measure which we use to measure progress on our strategic priority of expense efficiency and reflects expenses that flow directly through core earnings (“core expenses”). Core expenses include core general expenses, directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the premium allocation approach ("PAA") and for other products without a CSM. Core expenses exclude certain expenses directly attributable to acquiring new business that are capitalized into the CSM instead of flowing directly through core earnings.
Our focus on expense efficiency has enabled us to drive the benefits of scale across our businesses. We believe there are further opportunities to leverage our global scale and operating environment, streamline processes and further digitize our business. As a result, in 2024 we updated our medium-term target for the expense efficiency ratio from less than 50% to less than 45%.
The expense efficiency ratio was 44.8% in 2024, compared with 45.5% in 2023. The 0.7 percentage point decrease in the ratio compared with 2023 reflects an 8% increase in pre-tax core earnings1, and a 5% increase in core expenses. The increase in core expenses was driven by higher workforce-related costs, including higher performance-related costs, and the inclusion of ongoing operating expenses related to our acquisition of CQS.
Total 2024 general expenses increased 12% on an actual exchange rate basis and 11% on a constant exchange rate basis compared with 2023 driven by the items noted above related to the increase in core expenses, as well as a reallocation of expenses from directly attributable maintenance to general expenses, higher restructuring charges in Global WAM and
Canada and the acquisition of CQS. General expenses excluded from core earnings consisted primarily of the acquisition of
CQS and restructuring charges in Global WAM and Canada in 2024, and consisted of a true-up of an existing legal provision and a restructuring charge in Global WAM in 2023.
1  Percentage growth / declines in APE sales and NBV are stated on a constant exchange rate basis.
2  For more information on this metric, see “Non-GAAP and Other Financial Measures” below.

9	2024 Annual Report	Management’s Discussion and Analysis
Business Performance
Business performance

As at and for the years ended December 31,
($ millions, unless otherwise stated)	2024	2023
Asia APE sales	$6,073	$4,469
Canada APE sales	1,689	1,409
U.S. APE sales	623	562
Total APE sales(1)	8,385	6,440
Asia new business value	2,209	1,627
Canada new business value	627	490
U.S. new business value	241	207
Total new business value(1)	3,077	2,324
Asia new business CSM(2)	2,148	1,549
Canada new business CSM	357	224
U.S. new business CSM	382	394
Total new business CSM(2)	2,887	2,167
Asia CSM net of NCI	15,540	12,617
Canada CSM	4,109	4,060
U.S. CSM	2,468	3,738
Corporate and Other CSM	10	25
Total CSM net of NCI	22,127	20,440
Post-tax CSM net of NCI(3)	19,682	17,748
Global WAM gross flows ($ billions)(1)	171.7	143.4
Global WAM net flows ($ billions)(1)	13.3	4.5
Global WAM assets under management and administration ($ billions)(3),(4)	1,031.1	849.2
Global WAM total invested assets ($ billions)	9.7	7.1
Global WAM segregated funds net assets ($ billions)(4)	291.9	248.1
Total assets under management and administration ($ billions)(3)	1,608.0	1,388.8
Total invested assets ($ billions)	442.5	417.2
Total net segregated funds net assets ($ billions)	436.0	377.5
(1)For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
(2)New business CSM is net of NCI.
(3)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(4)The Global WAM portion of AUMA as at December 31, 2024 was $1,031.1 billion, an increase of 14% compared with December 31, 2023, driven by the favourable impact of interest rates and equity markets, the $19 billion of assets added from the acquisition of CQS in the second quarter of 2024 (“2Q24”), as well as net inflows. The Global WAM segregated funds net assets were $291.9 billion as at December 31, 2024, an increase of 18% compared with December
31, 2023 on an actual exchange rate basis driven by the favourable impact of equity markets and foreign currency exchange rates.
Annualized premium equivalent (“APE”) sales were $8.4 billion in 2024, an increase of 30%1 compared with 2023, new business value (“NBV”) was $3.1 billion in 2024, an increase of 32% compared with 2023, and new business contractual service margin (“New business CSM”) was $2.9 billion in 2024, an increase of 32% compared with 2023. New business results by segments were as follows:
•In Asia, APE sales increased 36% compared with 2023, driven by broad-based growth across most geographies in Asia, partially offset by a decrease in Vietnam. NBV and new business CSM increased 35% and 38%, respectively, compared with 2023, driven by higher sales volumes, partially offset by business mix. New business CSM additionally benefited from the impact of updates to actuarial methods and assumptions in the second half of 2023. New business value margin
(“NBV margin”)2 remained resilient at 40.7%.
•In Canada, APE sales and NBV increased 20% and 28%, respectively, in 2024 compared with 2023, driven by higher sales volumes in Group Insurance across all group benefits markets, along with higher participating life insurance and segregated fund products sales, partially offset by the non-recurrence of a large affinity markets sale in 2023. Higher margins in Individual Insurance also contributed to the growth in NBV. New business CSM increased 59% driven by higher sales volumes and higher margins in Individual Insurance and Annuities.
•In the U.S., APE sales and NBV increased 9% and 14%, respectively, in 2024 compared with 2023, reflecting increased demand from affluent customers for accumulation insurance products, partially offset by lower sales of protection insurance products. New business CSM decreased 5% driven by product mix and the impact of interest rates, partially offset by higher sales volumes.

Contractual service margin (“CSM”) net of NCI was $22,127 million as at December 31, 2024, an increase of $1,687 million or 3% compared with December 31, 2023. Organic CSM movement was $1,231 million in 2024, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and unfavourable insurance experience. Inorganic CSM movement was $456 million in 2024, primarily driven by the favourable impacts of changes in foreign currency exchange rates, partially offset by the impacts of reinsurance transactions and the annual review of actuarial methods and assumptions.
Global WAM net inflows were $13.3 billion in 2024, compared with net inflows of $4.5 billion in 2023.
•Net inflows in Retirement were $0.7 billion in 2024, compared with net outflows of $4.0 billion in 2023, primarily driven by the non-recurrence of large-case retirement plan redemptions by a single sponsor in the U.S. in 2023 and higher new retirement plan sales, partially offset by higher member withdrawals.
•Net inflows in Retail were $6.8 billion in 2024, compared with net outflows of $0.5 billion in 2023, driven by increased demand for investment products amid a constructive equity market and improved investor sentiment.
•Net inflows in Institutional Asset Management were $5.7 billion in 2024, compared with net inflows of $9.0 billion in 2023, reflecting lower net flows from fixed income and equity mandates.
Assets under Management and Administration (“AUMA”)
AUMA as at December 31, 2024 was $1.6 trillion, an increase of 9% compared with December 31, 2023, primarily due to the favourable impact of interest rates and equity markets, and net inflows. Total invested assets increased 6% on actual exchange rate basis, primarily due to the impact of foreign currency exchange rates and interest rates on debt instruments, partially offset by the transfer of invested assets related to the GA and RGA Canadian Reinsurance Transactions. Segregated
funds net assets increased 15% on an actual exchange rate basis, primarily due to the impact of equity markets and foreign currency exchange rates.
Assets under Management and Administration

As at December 31, ($ millions)	2024	2023
Total invested assets	$442,497	$417,210
Segregated funds net assets(1)	435,988	377,544
Mutual funds, institutional asset management and other(1),(2)	506,868	411,961
Total assets under management	1,385,353	1,206,715
Other assets under administration	222,614	182,046
Total assets under management and administration	$1,607,967	$1,388,761
(1)These assets are not available to satisfy the liabilities of the Company’s general fund.
(2)Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.
1    The net issuance of capital instruments consists of the issuance of $1.1 billion of subordinated debt in the first quarter of 2024 (“1Q24”), $0.5 billion of subordinated debt in 2Q24, and $1.0 billion of subordinated debt in the fourth quarter of 2024 (“4Q24”), partially offset by the redemption of $0.6 billion of
JHUSA Surplus Notes in 1Q24, $0.75 billion of subordinated debt in the third quarter of 2024 (“3Q24”) and $0.5 billion of subordinated debt in 4Q24.
2    Includes cash & cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares.
3  This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.

11	2024 Annual Report	Management’s Discussion and Analysis
Financial Strength
Financial strength metrics

As at and for the years ended December 31, ($ millions, unless otherwise stated)	2024	2023
MLI’s LICAT ratio(1)	137%	137%
Financial leverage ratio	23.7%	24.3%
Consolidated capital ($ billions)(2)	$81.2	$73.9
Book value per common share ($)	$25.63	$22.36
Adjusted book value per common share ($)(3)	$37.02	$32.19
(1)This item is disclosed under the Office of the Superintendent of Financial Institutions (“OSFI”) Life Insurance Capital Adequacy Test Public Disclosure
Requirements guideline.
(2)This item is a capital management measure. For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
(3)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
The Life Insurance Capital Adequacy Test (“LICAT”) ratio for MLI was 137% as at December 31, 2024, compared with
137% as at December 31, 2023. The ratio is in line with 2023 as the positive impacts from earnings and the CSM, the net issuance of capital instruments1 and the GA and RGA Canadian Reinsurance Transactions were offset by common share buybacks and market movements.
MFC’s financial leverage ratio as at December 31, 2024 was 23.7%, a decrease of 0.6 percentage points from 24.3% as at
December 31, 2023. The decrease in the ratio was driven by growth in total equity and higher post-tax CSM, partially offset by the net issuance of capital instruments1. The growth in total equity was from total comprehensive income, which was partially offset by dividends and common share buybacks.
MFC’s consolidated capital was $81.2 billion as at December 31, 2024, an increase of $7.3 billion compared with $73.9 billion as at December 31, 2023. The increase was driven by growth in total equity, a higher post-tax CSM and the net issuance of capital instruments1. The growth in total equity was mainly from total comprehensive income, which was partially offset by dividends and common share buybacks.
Remittances were $7.0 billion in 2024 of which Asia and U.S. operations delivered $1.9 billion and $2.0 billion, respectively.
Remittances in 2024 increased by $1.5 billion compared with 2023 due to the favourable impact of market movements in
2024 and the GA Reinsurance Transaction. Refer to “Remittance of Capital” below for more information.
Cash and cash equivalents and marketable securities2 were $263.3 billion as at December 31, 2024 compared with
$250.7 billion as at December 31, 2023. The increase of $12.6 billion was primarily driven by favourable changes in foreign exchange rates and higher equity markets, partially offset by the impact of GA and RGA Canadian Reinsurance Transactions, and the lower market value of debt instruments due to higher interest rates. Refer to “Liquidity Risk Management Strategy”
below for more information.
Book value per common share as at December 31, 2024 was $25.63, a 15% increase compared with $22.36 as at
December 31, 2023. The number of common shares outstanding was 1,729 million as at December 31, 2024, a net decrease of 77 million common shares from 1,806 million as at December 31, 2023, primarily due to common share buybacks.
Adjusted book value per common share as at December 31, 2024 was $37.02, a 15% increase compared with $32.19 as at December 31, 2023, driven by an increase in the adjusted book value3 and a lower number of common shares outstanding. Adjusted book value increased $5.9 billion due to growth in total common shareholders’ equity and an increase in post-tax CSM, net of NCI. The increase in common shareholders’ equity reflects the impact of growth in total comprehensive income, partially offset by dividends and common share buybacks.
Impact of Foreign Currency Exchange Rates
We have worldwide operations, including in Canada, the United States and various markets in Asia, and generate revenues and incur expenses in local currencies in these jurisdictions, all of which are translated into Canadian dollars. The bulk of our exposure to foreign currency exchange rates is to movements in the U.S. dollar.
Items impacting our Consolidated Statements of Income are translated to Canadian dollars using average exchange rates for the respective quarterly period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign currency exchange rates for
2024 and 2023.

	Quarterly					Full Year
Exchange rate	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Average(1)
U.S. dollar	1.3987	1.3639	1.3682	1.3485	1.3612	1.3698	1.3494
Japanese yen	0.0092	0.0091	0.0088	0.0090	0.0092	0.0090	0.0096
Hong Kong dollar	0.1799	0.1749	0.1750	0.1724	0.1742	0.1755	0.1724
Period end
U.S. dollar	1.4382	1.3510	1.3684	1.3533	1.3186	1.4382	1.3186
Japanese yen	0.0092	0.0094	0.0085	0.0089	0.0094	0.0092	0.0094
Hong Kong dollar	0.1851	0.1739	0.1753	0.1729	0.1689	0.1851	0.1689
(1)Average rates for the quarter are from Bank of Canada which are applied against Consolidated Statements of Income items for each period. Average rate for the full year is a 4-point average of the quarterly average rates.
Net income attributed to shareholders and core earnings from the Company’s foreign operations are translated to Canadian dollars, and in general, our net income attributed to shareholders and core earnings benefit from a weakening Canadian dollar and are adversely affected by a strengthening Canadian dollar. However, in a period of net losses in foreign operations, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign currency exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations.
Changes in foreign currency exchange rates increased core earnings by $32 million in 2024 compared with the same period of 2023, primarily due to a weaker Canadian dollar compared with the U.S. dollar. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.
1  Highest potential businesses include Asia segment, Global WAM, Canada group benefits and North American behavioural insurance products.
2  See “Caution regarding forward-looking statements” above.
3  2017 core earnings is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below.
4    This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
5    CSM balance and new business CSM are net of non-controlling interests (pre-tax).

13	2024 Annual Report	Management’s Discussion and Analysis
Strategic Priorities and Progress Update
Our strategy is underpinned by five strategic priorities which we introduced in 2018. Since then, we have made significant progress on these priorities; the progress made in 2024 is outlined below.1

Accelerate Growth
We strive to increase the core earnings contribution from our highest potential businesses[1] and the Asia region (our Asia segment and Asia wealth and asset management (“Asia WAM”)).
Focus areas:
•Leverage global footprint and business diversity to allocate capital and resources to higher growth opportunities
•In Asia, increase penetration and scale in high-quality, sustainable growth businesses
•In Global WAM, scale investment capabilities, enhance our intermediated distribution strength, and increase our focus where we have direct relationships with clients
•In North America, expand behavioural insurance offerings to provide innovative solutions and support positive health and well-being outcomes for customers
•In Canada, drive new business growth and persistency in group benefits
•Execute on organic and inorganic growth opportunities

			Baseline	Targets[2]
	2024	2023	2017 (IFRS 4)[3]	2025	2027
Core earnings contribution from highest potential businesses[4]	70%	60%	54%	75%	n/a
Core earnings contribution from Asia region[4]	44%	37%	36%	n/a	50%
Our ambition to accelerate growth through our highest potential businesses remains a core element of our strategic agenda, and we continued to see strong momentum this year. Global megatrends of a growing middle class in Asia, a widening retirement gap globally, and dramatic digitization of the consumer, continue to fuel significant opportunities for Asia and
Global WAM, and we are uniquely positioned to grow these businesses. Our diverse franchise also provides significant opportunities to deploy capital in high ROE and growth areas in North America where we see strong demand for our behavioural insurance and group benefits products.
In 2024, 70% of core earnings were generated from our highest potential businesses compared with 60% in 2023, as the increase in core earnings from highest potential businesses outpaced the growth in total company core earnings.
Asia segment core earnings in 2024 increased 27% compared with 2023 after adjusting for the impact of changes in foreign currency exchange rates, primarily reflecting strong business growth, benefits from updates to actuarial methods and assumptions in 2023 and 2024, as well as improved insurance experience. The segment contributed to 70% of the total company CSM balance5 as at December 31, 2024 and 74% of the total company new business CSM5 in 2024, demonstrating that accelerating profitable growth is at the heart of our ambition and supporting our commitment to deliver 50% of total company core earnings from the Asia region.
Global WAM core earnings in 2024 increased 30% compared with 2023 on a constant exchange rate basis, driven by growth across all business lines and geographies, including 37% growth in Asia. The segment generated positive net flows in 14 of the past 15 calendar years, including $13.3 billion of net inflows in 2024, demonstrating our consistent track record of generating and retaining flows.
Canada Group Insurance core earnings in 2024 benefited from strong business growth as evidenced by a 43% increase in
APE sales compared with 2023.
In the U.S. segment, APE sales of products with the John Hancock Vitality PLUS feature continued to increase and represented 81% of overall U.S. sales in 2024.
In addition, inorganic optimization actions continued to transform our portfolio, shifting our business mix further towards highest potential businesses. In 2024, we completed the acquisition of CQS, a U.K.-based multi-sector alternative credit manager, which positively contributed to Global WAM net flows and core earnings in its first year. We closed the largest long-
term care (“LTC”) reinsurance transaction in 1Q24 and closed the largest Canadian universal life reinsurance transaction in
2Q24. We also entered into an agreement in 4Q24 for a second LTC reinsurance transaction in less than 12 months to further transform our business to higher return and lower risk.
The strength of our diverse global franchise, strong balance sheet and disciplined capital allocation position us well to capitalize on attractive opportunities for our highest potential businesses.
1  Manulife Pro is available in Singapore, Vietnam, Indonesia, Japan and Hong Kong.
2  Straight-through-processing represents customer interactions that are completely digital, and includes money movement.
3  See “Caution regarding forward-looking statements” above.

2024 Highlights
•In Asia, we continued to invest in our diversified distribution platform to accelerate growth and deliver holistic solutions for customers:
oExpanded Manulife Pro, our proprietary proposition for top-tier agents, to Indonesia, Japan and Hong Kong. The proposition provides select agents with differentiated resources and tools, including dedicated underwriting support and enhanced customer engagement services with access to customer leads. This initiative contributed to improved agent productivity, demonstrated by our 23% year-over-year growth in agency APE sales in 2024. With this expansion, Manulife Pro is now available in five of our markets1; and
oFurther addressed the complex and evolving financial needs of high-net-worth individuals through a focus on innovative customer solutions. This includes the launch of two new products that cater to the protection, legacy planning and wealth management needs of high-net-worth customers. The Manulife Global Indexed UL PRO product incorporates our next generation index account design, providing higher long-term return potential. The
Signature Indexed Income product provides lifetime monthly income payout, benchmarked to the S&P 500 Index, and protection against market volatility.
•In Global WAM, we executed on several initiatives to deliver comprehensive investment solutions and drive growth opportunities:
oCompleted the acquisition of CQS, a U.K.-based multi-sector alternative credit manager, which positively contributed to Global WAM net flows and core earnings in 2024. We have leveraged these expanded investment capabilities to launch the John Hancock Multi Asset Credit Fund in U.S. Retail. This fund is a strong addition to our growing lineup of liquid and semi-liquid alternative offerings which are part of our larger credit franchise; and
oContinued to meet investor needs for alternative solutions through the expansion of our product offerings with the launch of the Manulife Capital Partners VII and Manulife Private Equity Partners II for institutional investors which combined have garnered over $2 billion in AUMA.
•In Canada, we implemented activity recommendations in the Manulife Vitality program app to provide customers with a more personalized app experience to help them achieve their health and wellness goals, contributing to a 9 percentage point increase in the app’s utilization in 2024 compared with 2023.
•In the U.S., we delivered new business growth through innovative enhancements to our current behavioural insurance solutions and new market offerings for distributors and customers:
oEntered into a strategic distribution collaboration with Annexus — one of the nation's leading independent retirement planning product design and distribution companies — to expand our portfolio of indexed account offerings and reach a wider market with our Protection Indexed Universal Life solution; and
oExpanded a differentiated enhancement to our entire suite of survivorship solutions that allows customers to proactively address their estate planning needs now in anticipation of an expiring estate tax legislation.

Digital, Customer Leader

We strive to continue improving our digital, customer leadership through the NPS and straight-through-processing (“STP”)2 lens.
Focus areas:
•Leverage advanced analytics and artificial intelligence (“AI”) capabilities, globally at scale
•Build differentiated, market-leading customer experiences
•Extend customer relationships through new services in health and wellness
•Harness customer insights from millions of customer interactions to enhance the experience delivered
•Drive NPS through a robust NPS system that spans across the customer journey

			Baseline		Targets[3]
	2024	2023	2018	2017	2025	2027
Net promoter score	27	23	n/a	1	n/a	37
Straight-through-processing (STP)	89%	85%	68%	n/a	88%	n/a
1  See “Caution regarding forward-looking statements” above.
2  The benefits from our global digital, customer leadership initiatives include expense saves, growth absorption, revenue benefits (margin businesses) and new business CSM growth (insurance).
3  Based on studies conducted in 2024 by IPSOS, a global market research company.
4  Telus Health (Canada) Ltd.

15	2024 Annual Report	Management’s Discussion and Analysis
Digital has become our strategic channel for customer servicing interactions, allowing us to deepen customer engagement while transforming our cost base. As part of our planned $1 billion investment over the three-year period from 2023 to 2025, we continued to invest in digital capabilities through the delivery of multiple technology transformation initiatives across our operating segments in 2024; notably, multiple generative AI use cases spanning sales effectiveness, call centre optimization, improved underwriting speed and accuracy, enhancement of mobile apps and websites enabling customer self-service capabilities, and launch of targeted campaigns to drive digital adoption. These capabilities are allowing us to rapidly scale and capitalize on innovation opportunities as well as deploy proprietary digital tools. We expect these capabilities to generate a threefold return on our investment over five years through 20271 with over $600 million of benefits2 realized in 2024 from our initiatives globally.
We have made significant progress against our NPS ambition, achieving a record high score of 27, a 4-point improvement compared with 2023, and we are leading or on par with peers3 across the majority of our business lines. We are focused on driving customer experience improvements across our business portfolio and progressing our mission to make decisions easier, lives better.
Our progress on STP is a critical lever to transform our global cost base through automation and digitization of manual processes. We have made consistent progress on our global STP objective across segments in a variety of areas, with a 4-
percentage point improvement compared with 2023 and have exceeded our target of 88%, one year ahead of schedule.
Customer centricity is at the heart of our ambition and we remain focused on achieving our NPS target of 37 by 2027, and maintaining our STP progress going forward.
2024 Highlights
•Successful generative AI applications:
oWe are driving value from generative AI by rapidly scaling use cases across our organization. We had 27 use cases in production, with another 32 in development at the end of 2024. Our continued investment in foundational capabilities has put us in a strong position, and enabled faster and easier execution in deploying AI-based solutions.
We are able to quickly scale use cases, enhancing value for our customers and our business;
oIn Asia, we strengthened agent-customer interactions through the launch of an innovative generative AI sales tool in both Singapore and Japan. It enables our agents to automatically create personalized engagement strategies to offer customers the right solutions at the right time based on their needs, preferences, demographic data and transaction histories;
oIn Asia, we enhanced underwriting efficiency in Singapore through the implementation of generative AI, which improves the accuracy of underwriting decisions by automating document digitization and summarization. This also elevates customer experience by reducing processing time for policy applications; and
oIn the U.S., we streamlined our underwriting process to improve our customers’ experience and capture more sales by expanding our use of electronic health records, and leveraging generative AI to automate preliminary underwriting assessments.
•Self-service capability improvements across mobile applications:
oIn Global WAM, we continued to add new self service capabilities to our Canada Retirement mobile app, which contributed to a 29% growth in user counts in 2024 compared with the prior year; and
oIn Canada, we entered into a multi-year loyalty rewards partnership agreement with Aeroplan. We launched the
Aeroplan Rewards and Challenges program in the Manulife mobile app that enables eligible group benefits plan members to earn reward points by completing programs and benefits-related activities to encourage health and well-
being.
•Progress in digital adoption and expanded digital solutions:
oIn Global WAM, we advanced and broadened our wealth planning and advice business with the implementation of a new advisor retail wealth platform and an AI-powered planning tool in Canada and a new AI-powered sales enablement app in Asia. These tools improve productivity for advisors and agents and deliver an enhanced digital experience for investors;
oIn Canada, we added mental health features and live support to our Manulife mobile app for group benefits members in partnership with TELUS Health4 that provide eligible members and their families immediate, personal assistance with navigating the healthcare system to help them understand the types of support available;
oIn the U.S., we continued to modernize the end-to-end purchase and delivery process by introducing a term solution with digital policy delivery, payment capabilities, and easy registration process to the Life Customer Storefront as well as Vitality’s website; and
oIn the U.S., we accelerated our distribution team’s ability to act on sales opportunities and improved their efficiency to assist producers by implementing and subsequently enhancing JHINI, our AI-powered, sales enablement tool.
1  See “Caution regarding forward-looking statements” above.
2  2017 expense efficiency ratio is a non-GAAP ratio.

•Operational efficiency:
oWe have completed phase 1 of our global contact centre transformation, with all our operations re-platformed to a modern, cloud-based infrastructure. We are now rolling out new features to capitalize on embedded AI capabilities as well as in-house solutions. For example, we improved the customer experience and operational efficiency of our
Japan contact centre where further enhancement of voice bot capabilities and the application of AI-enabled speech-
to-text and call summarization contributed to a record high transactional NPS in 2024 and reduced average contact centre handling time by 28% in the second half of 2024, compared with the same period of 2023; and
oIn the U.S., we deployed automated call summarization for our customer service representatives within all contact centres, contributing to an immediate improvement in average handle time since the launch in May 2024, and subsequently introduced a generative AI knowledge management chatbot within annuity and long-term care contact centres to further enhance the customer experience.

Expense Efficiency
We remain focused on driving efficient growth by effectively managing expense growth at a rate below the pace of our top-
line growth, while ensuring outstanding customer experience and digital ways of working.
Focus areas:
•Leverage global scale, operating efficiencies and digital capabilities
•Deploy emerging technologies and advanced analytics to achieve the next wave of cost synergies
•Streamline business processes and eliminate activities not valued by end customers
•Continue to sustain a culture of expense efficiency and driving efficient growth

			Baseline	Medium-term Target[1]
	2024	2023	2017 (IFRS 4)[2]
Expense efficiency ratio	44.8%	45.5%	55.4%	<45%
Expense optimization remains a priority in our current operating environment; therefore we continue to explore opportunities across our businesses to manage expense growth at a rate below the pace of our top-line growth.
We achieved our expense efficiency ratio medium-term target in 2024, attributed to our continued expense discipline. The expense efficiency ratio was 44.8% for 2024, compared with 45.5% in 2023. The 0.7 percentage point decrease in the ratio compared with 2023 was driven by an 8% increase in pre-tax core earnings, offset by a 5% increase in core expenses.
Our focus on expense efficiency has enabled us to drive benefits of scale. Our restructuring efforts in Global WAM and
Canada during the second half of 2024 were aimed at optimizing our global operating model and continuing to focus on high growth priorities. Such strategic actions are expected to generate future savings, improve efficiency, and position us to further capitalize on emerging opportunities and deliver greater value to our clients.
We remain committed to consistently achieving an expense efficiency ratio of less than 45%.
2024 Highlights
•Continued to improve expense efficiency by lowering unit costs and improving scalability of our operations through:
oDigitizing to improve automation and straight-through-processing;
oReshaping and streamlining processes through Generative AI;
oOptimizing global footprint and organizational structure;
oActively managing third-party spend and procurement; and
oRationalizing real estate expenditures

Portfolio Optimization
We will continue to optimize our legacy and low ROE businesses and reduce the combined contributions from long-term care insurance (“LTC”) and variable annuities (“VA”) businesses.
Focus areas:
•Deliver capital release from legacy or low ROE businesses, including variable annuity, long-term care insurance and select long-duration, guaranteed insurance products
•Optimize portfolio to enhance our risk profile and ROE
•Create value for customers and shareholders through organic optimization initiatives

1  See “Caution regarding forward-looking statements” above.
2  This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below.
3  RGA Life Reinsurance Company of Canada.
4  Reinsurance Group of America, Incorporated.
5  Pro forma. Includes $9 billion of capital release from 2018 to 2022 under IFRS 4, $2.2 billion from 2023 to 2024 initiatives under IFRS 17, and an estimated
$0.8 billion capital to be released from this transaction in 2025.
6  IFRS 17 current estimate of present value of future cash flows + risk adjustment + contractual service margin.
7  Morbidity sensitivity is based on 2Q24, grossed up for 3Q24 reserves.
8  Represents present value of future premium rate increases or other equivalent options to be offered to LTC policyholders.

17	2024 Annual Report	Management’s Discussion and Analysis

			Baseline	Targets[1]
	2024	2023	2017 (IFRS 4)	2025
Core earnings contribution from LTC and VA businesses[2]	10%	12%	24%	<15%
We aim to create strategic and financial flexibility to deliver on our Total Shareholder Return objective by continuing to assess inorganic options, taking into account policyholder considerations and the impacts to our risk profile and ROE. In 1Q24, we completed the reinsurance transaction with Global Atlantic on four in-force blocks of legacy or low ROE businesses, including the largest LTC reinsurance deal in history. In 2Q24, we completed the largest universal life reinsurance transaction in the
Canadian insurance industry with RGA Canada3, further reducing our risk profile and unlocking significant value for shareholders. In November 2024, we entered into an agreement with RGA4 to reinsure a younger LTC block and a legacy block of U.S. structured settlements, and closed the transaction in January 2025. This latest transaction is expected to release $0.8 billion1 of capital, bringing the total capital release to $12 billion5 from all portfolio optimization efforts since 2018.
On a combined basis, these three inorganic transactions are expected to cumulatively release $2.8 billion of capital and reduce reserves6 by $24 billion. The two LTC transactions are expected to cumulatively reduce our LTC reserves by 18% and
LTC morbidity sensitivity7 by 17%.
We are also confident in our ability to effectively manage the legacy blocks of business to maturity with organic solutions and optimization, including seeking LTC premium rate increases for which we have a strong track record of success1. We have received approval for over 90% of the premium rate increases8 that were embedded in our reserves as of the last LTC actuarial assumption review in 2022. We are also investing in and leveraging digital experiences, analytics capabilities, and healthy aging solutions to transform the LTC customer experience, providing significant value to our customers and shareholders.
In 2023, two years ahead of schedule, we achieved our target of less than 15% of core earnings contribution from our LTC and VA businesses. Contribution to core earnings from these businesses was 10% in 2024, a decrease of 2 percentage points as compared with 2023, reflecting the impact of the GA Reinsurance Transaction, and strong core earnings growth in
Asia and Global WAM. A dedicated team working exclusively on portfolio optimization, and our proactive, disciplined approach in optimizing the in-force business, are key success factors to these achievements.
2024 Highlights
•Reinsured four in-force blocks of legacy or low ROE businesses with Global Atlantic, including the largest LTC reinsurance deal in history;
•Reinsured a Canadian universal life insurance block with RGA Canada;
•Entered into an agreement with RGA4 to reinsure a second LTC block and a legacy block of U.S. structured settlements.
This transaction was closed in January 2025; and
•In the LTC business, we,
oEngaged partners and explored new tools, resources and networks to support customers, their families and caregivers at various moments in the aging-at-home journey, evolving our relationship from that of policy manager to a partner in ongoing health and care;
oDelivered significant value by taking actions to reduce fraud and simplifying complex claims activities which will ultimately drive a best-in-class claims experience. In 2024, our efforts achieved significant value for our customers and businesses through claim savings of more than 2%; and
oContinued with our efforts in gaining approval on premium rate increases.

High Performing Team
We are committed to enabling a high performing team and maintaining top quartile employee engagement compared to global financial services and insurance peers.
Focus areas:
•Organizational effectiveness and speed of decision-making
•Diversity, equity, and inclusion
•Developing our talent with differentiated capabilities
•Continuing to strengthen our value proposition to attract and retain top talent

1  See “Caution regarding forward-looking statements” above.
2  Starting in 2019, engagement surveys were transitioned to the Gallup methodology.
3  Based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to
Gallup’s Finance and Insurance Company level database.

			Baseline	Target[1]
	2024	2023	2017[2]	2023 and onwards
Employee Engagement	1st quartile	1st quartile	2nd quartile	1st quartile
We are now in the fifth year of being in the top quartile employee engagement rank3, maintaining our position in 2024.
Our high performing team has been a key enabler of accomplishments to date, and we remain committed to maintaining top quartile employee engagement going forward.
2024 Highlights
•Awarded the Gallup Exceptional Workplace Award for the second consecutive year, recognizing our focus on engagement and prioritization of employee experience that creates an authentic, unique culture to empower our colleague population to do and achieve more;
•Recognized globally across various markets by a number of leading organizations:
oBy Forbes as one of the World’s Best Employers for the fifth consecutive year, one of Canada’s Best Employers for the eighth consecutive year, Canada’s Best Employers for Diversity, and America’s Best Employers for Diversity;
oBy Mediacorp Canada Inc. as one of Canada’s Top 100 Employers, Greater Toronto’s Top Employers, Canada’s Top
Employers for Young People, and Canada’s Best Diversity Employers;
oBy HR Asia as one of the Best Companies to Work for in Asia in six of our markets, as well as for Diversity, Equity and Inclusion Awards in three of our markets; and by Hong Kong Business Management Excellence for DEI Initiative
of the Year.
1  Based on APE sales.
2  This represents our International High Net Worth business.
3  This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.

19	2024 Annual Report	Management’s Discussion and Analysis
2.    Asia
Our Asia segment offers insurance and insurance-based wealth accumulation products, driven by a customer-
centric strategy, and leverages the asset management expertise of, and products managed by our Global Wealth and
Asset Management segment. We are a top three pan-Asian life insurer1, with a history of over 125 years and 13 million insurance customers in the region, focused on addressing the significant health and mortality protection gaps and low insurance penetration rates across Asia.
With a broad geographic presence across 12 markets – Hong Kong, Macau, Japan, Bermuda2, mainland China,
Singapore, Vietnam, Indonesia, the Philippines, Malaysia, Cambodia, and Myanmar – and a robust multi-channel distribution platform, we are well-positioned to create value for our customers, employees, and shareholders. We have close to 110,000 contracted agents and over 100 bank partnerships, of which our exclusive bancassurance partnerships provide us access to over 35 million bank customers. This includes our regional exclusive bancassurance partnership with DBS Bank across Singapore, Hong Kong, mainland China, and Indonesia. We also work with many independent agents, financial advisors, and brokers.
Asia continues to be a core driver of growth for Manulife, as we execute our strategy to accelerate growth through our diversified distribution platform, deliver sustainable margin expansion with our holistic solutions, drive expense efficiency, and further enhance customer experience through digital capabilities and analytics. Our growth is underpinned by Asia megatrends including fast growing economies, rising middle class populations, and growing unmet health and protection needs driving continued demand for financial solutions.
In 2024, our Asia segment contributed 34%3 of the Company’s core earnings from operating segments and, as at December
31, 2024, accounted for 12%3 of the Company’s assets under management and administration. See section 1 “Strategic
Priorities and Progress Update” above, for information on the core earnings contributions from Asia segment and Asia operations in Global WAM segment combined.
Profitability
Asia reported net income attributed to shareholders of $2,355 million in 2024 compared with $1,348 million in 2023. Net income attributed to shareholders is comprised of core earnings, which were $2,589 million in 2024 compared with $2,048 million in 2023, and items excluded from core earnings, which amounted to a net charge of $234 million for 2024 compared with a net charge of $700 million in 2023. See section 13 “Non-GAAP and Other Financial Measures” below, for a reconciliation of core earnings to net income (loss) attributed to shareholders. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars were due to the factors described below and, in addition, the change in core earnings reflected a net $16 million unfavourable impact due to changes in various foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$1,717 million in 2024 compared with US$995 million in 2023. Core earnings were US$1,890 million in 2024 compared with
US$1,518 million in 2023 and items excluded from core earnings amounted to a net charge of US$173 million in 2024 compared with a net charge of US$523 million in 2023. Items excluded from core earnings are outlined in the table below.
Core earnings in 2024 increased 27% compared with 2023, after adjusting for the impact of changes in foreign currency exchange rates. The changes in core earnings by geography are primarily due to the items noted below and also include the impact of higher investment income on allocated capital. Investment income on allocated capital increased Asia’s core earnings by $76 million in 2024 compared with 2023:
•Hong Kong increased 36% driven by an increase in expected earnings on insurance contracts, higher expected investment earnings, and improved insurance experience. The increase in expected earnings on insurance contracts was driven primarily by business growth and the net impact of updates to actuarial methods and assumptions on our
CSM and risk adjustment in 2023 and 2024;
•Japan increased 26% reflecting improved insurance experience and an increase in expected earnings on insurance contracts. The increase in expected earnings on insurance contracts was driven primarily by business growth and the net impact of updates to actuarial methods and assumptions on our CSM and risk adjustment in 2023 and 2024. In addition, the GA Reinsurance Transaction increased core earnings by US$9 million in 2024 compared with 2023, attributable to the impact on expected investment earnings, expected earnings on insurance contracts, and the change in ECL;
•International High Net Worth business increased 58% due to improved insurance experience, an increase in expected earnings on insurance contracts due to business growth, higher expected investment earnings, and the change in ECL;
•Mainland China decreased 14% reflecting lower expected earnings on insurance contracts, partially offset by higher expected investment earnings;
•Singapore increased 33% driven by an increase in expected earnings on insurance contracts and higher expected investment earnings. The increase in expected earnings on insurance contracts was driven primarily by business growth and the net impact of updates to actuarial methods and assumptions on our CSM and risk adjustment in 2023 and 2024;

•Vietnam was in line with 2023 as lower expected earnings on insurance contracts were offset by higher expected investment earnings and improved insurance experience; and
•Other Emerging Markets decreased 3% reflecting unfavourable insurance experience.
The table below presents net income attributed to shareholders for Asia for 2024 and 2023 consisting of core earnings and items excluded from core earnings.

	Canadian $		US $
For the years ended December 31, ($ millions)	2024	2023	2024	2023
Core earnings	$2,589	$2,048	$1,890	$1,518
Items excluded from core earnings:(1)
Market experience gains (losses)	(178)	(553)	(131)	(413)
Realized gains (losses) on debt instruments	(374)	(113)	(276)	(83)
Derivatives and hedge accounting ineffectiveness	(92)	(264)	(67)	(197)
Actual less expected long-term returns on public equity	204	12	151	8
Actual less expected long-term returns on ALDA	21	(72)	15	(54)
Other investment results	63	(116)	46	(87)
Changes in actuarial methods and assumptions that flow directly through income	(5)	(68)	(4)	(51)
Reinsurance transactions, tax-related items and other	(51)	(79)	(38)	(59)
Total items excluded from core earnings	(234)	(700)	(173)	(523)
Net income (loss) attributed to shareholders	$2,355	$1,348	$1,717	$995
(1)For explanations of items excluded from core earnings, see “Items excluded from core earnings” table in the total Company “Profitability” section above.
Business Performance
(All percentages quoted are on a constant exchange rate basis)
APE sales were US$4,429 million in 2024, representing an increase of 36% compared with 2023, driven by broad-based growth across most geographies in Asia, partially offset by a decrease in Vietnam. NBV was US$1,612 million in 2024, an increase of 35% compared with 2023, driven by higher sales volumes, partially offset by business mix. NBV margin was
40.7% in 2024, a decrease of 0.5 percentage points compared with 2023. New business CSM was US$1,567 million in
2024, a 38% increase compared with 2023, due to higher sales volumes and the impact of updates to actuarial methods and assumptions in the second half of 2023, partially offset by business mix.
•In Hong Kong, APE sales were US$1,626 million in 2024, an 80% increase compared with 2023, reflecting higher sales across all channels driven by strong growth in sales of savings, health and protection products to both domestic and mainland Chinese visitor customers. NBV of US$772 million in 2024 increased 43% compared with 2023 due to higher sales volumes, partially offset by product mix. NBV margin of 47.5% in 2024 decreased 12.0 percentage points compared with 2023. New business CSM of US$670 million in 2024 increased 34% compared with 2023 due to higher sales volumes and the impact of updates to actuarial methods and assumptions in the second half of 2023, partially offset by product mix.
•In Japan, APE sales were US$391 million in 2024, an increase of 61% compared with 2023, reflecting higher sales in the broker channel, driven by strong growth in non-participating savings products primarily to customers with maturing products. NBV of US$194 million in 2024 increased 78% compared with 2023 due to higher sales volumes and product mix. NBV margin of 49.5% in 2024 increased 4.9 percentage points compared with 2023. New business CSM of US$212 million in 2024 increased 146% compared with 2023 due to higher sales volumes, product mix and the impact of updates to actuarial methods and assumptions in the second half of 2023.
•International High Net Worth business APE sales were US$170 million in 2024, in line with 2023. NBV was US$126 million, a 19% decrease compared with 2023 due to product mix. NBV margin was 74.2%, a decrease of 16.6 percentage points compared with 2023. New business CSM was US$137 million, a 20% decrease compared with 2023 due to product mix.
•In mainland China, APE sales were US$896 million in 2024, a 24% increase compared with 2023, reflecting growth in the bancassurance channel, partially offset by a decline in the agency channel. NBV of US$183 million in 2024 increased
68% compared with 2023 due to higher sales volumes and product mix. NBV margin of 40.0% in 2024 increased 10.4 percentage points compared with 2023. New business CSM of US$198 million in 2024 increased 94% compared with
2023 due to higher sales volumes, product mix and the impact of updates to actuarial methods and assumptions in the second half of 2023.
•In Singapore, APE sales were US$955 million in 2024, a 16% increase compared with 2023, reflecting higher sales in the bancassurance and agency channels. NBV of US$278 million in 2024 increased 34% compared with 2023 due to higher sales volumes and product mix. NBV margin of 29.2% in 2024 increased 3.9 percentage points compared with 2023.
New business CSM of US$285 million in 2024 increased 56% compared with 2023 due to higher sales volumes, product mix and the impact of updates to actuarial methods and assumptions in the second half of 2023.
1  This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
2  Manulife Pro is available in Singapore, Vietnam, Indonesia, Japan and Hong Kong.

21	2024 Annual Report	Management’s Discussion and Analysis
•In Vietnam, APE sales were US$95 million in 2024, a 32% decrease compared with 2023, reflecting a decline in the agency and bancassurance channels due to the impact of industry headwinds and the cessation of the partnership agreement with Vietnam Technological and Commercial Joint-Stock Bank. NBV of negative US$5 million in 2024 decreased by US$30 million compared with 2023 due to lower sales volumes impacting expense coverage and the impact of updates to actuarial methods and assumptions. Consequentially, NBV margin of negative 5.3% in 2024 decreased 22.4 percentage points compared with 2023. New business CSM of US$12 million in 2024 decreased 80%
compared with 2023 due to lower sales volumes impacting expense coverage and the impact of updates to actuarial methods and assumptions.
•In Other Emerging Markets, APE sales were US$296 million in 2024, a 12% increase compared with 2023, reflecting higher sales in the bancassurance and agency channels. NBV was US$64 million, a 25% increase compared with 2023 due to higher sales volumes and product mix. NBV margin was 23.7%, an increase of 2.3 percentage points compared with 2023. New business CSM was US$53 million, a 59% increase compared with 2023 due to higher sales volumes, product mix and the impact of updates to actuarial methods and assumptions in the second half of 2023.
CSM net of NCI was US$10,807 million as at December 31, 2024, an increase of US$1,237 million compared with December
31, 2023. Organic CSM movement was US$784 million in 2024 driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and a net reduction from insurance experience. Inorganic CSM movement was US$453 million in 2024 largely due to changes in actuarial methods and assumptions that adjust the CSM, the impact of equity market performance and the impact of the GA Reinsurance Transaction, partially offset by the strengthening of the U.S. dollar against most Asian currencies.
Business Performance

For the years ended December 31,	Canadian $		US $
($ millions)	2024	2023	2024	2023
Annualized premium equivalent sales	$6,073	$4,469	$4,429	$3,313
New business value	$2,209	$1,627	$1,612	$1,206
New business CSM(1)	$2,148	$1,549	$1,567	$1,148
CSM net of NCI	$15,540	$12,617	$10,807	$9,570
(1) New business CSM is net of NCI.
Assets under Management1(“AUM”)
Asia’s assets under management were US$135.7 billion as at December 31, 2024, an increase of US$7.4 billion or 9%
compared with December 31, 2023. The increase was driven by the impact of positive equity market performance on invested assets and segregated funds net assets, partially offset by the transfer of invested assets related to the GA Reinsurance
Transaction.
Assets under Management

As at December 31,	Canadian $		US $
($ millions)	2024	2023	2024	2023
Total invested assets	$166,590	$144,433	$115,843	$109,533
Segregated funds net assets	28,622	24,854	19,904	18,846
Total assets under management	$195,212	$169,287	$135,747	$128,379
Strategic Highlights
Asia continues to be a core driver of growth for Manulife, as we execute our strategy to accelerate growth through our diversified distribution platform, deliver sustainable margin expansion with our holistic solutions, drive expense efficiency, and further enhance customer experience through digital capabilities and analytics.
We continued to invest in our diversified distribution platform to accelerate growth and deliver holistic solutions for customers.
In 2024, we:
•Expanded Manulife Pro, our proprietary proposition for top-tier agents, to Indonesia, Japan and Hong Kong. The proposition provides select agents with differentiated resources and tools, including dedicated underwriting support and enhanced customer engagement services with access to customer leads. This initiative contributed to improved agent productivity, demonstrated by our 23% year-over-year growth in agency APE sales in 2024. With this expansion,
Manulife Pro is now available in five of our markets2;
•Further addressed the complex and evolving financial needs of high-net-worth individuals through a focus on innovative customer solutions. This includes the launch of two new products that cater to the protection, legacy planning and wealth management needs of high-net-worth customers. The Manulife Global Indexed UL PRO product incorporates our next generation index account design, providing higher long-term return potential. The Signature Indexed Income product provides lifetime monthly income payout, benchmarked to the S&P 500 Index, and protection against market volatility;
and

•Enhanced our health proposition through new partnerships with innovative healthcare services providers in Hong Kong and Singapore to help our customers proactively manage their health. In Hong Kong, we have strengthened our integrated cross-border healthcare offerings with holistic health management, cancer screening and treatment, and other medical services. In Singapore, eligible customers will be able to access personalized advanced cancer care and gut microbiome health solutions.
We also continued to invest in our AI and digital capabilities to enhance the customer and distributor experience. In 2024, we:
•Strengthened agent-customer interactions through the launch of an innovative generative AI sales tool in both Singapore and Japan. It enables our agents to automatically create personalized engagement strategies to offer customers the right solutions at the right time based on their needs, preferences, demographic data and transaction histories;
•Enhanced underwriting efficiency in Singapore through the implementation of generative AI, which improves the accuracy of underwriting decisions by automating document digitization and summarization. This also elevates customer experience by reducing processing time for policy applications;
•Improved the customer experience and operational efficiency of our Japan contact centre as part of global contact centre transformation initiatives. Our further enhancement of voice bot capabilities and the application of AI-enabled speech-to-
text and call summarization contributed to a record high transactional NPS in 2024 and reduced average contact centre handling time by 28% in the second half of 2024, compared with the same period of 2023; and
•Completed the roll-out of M-Pro, a first-in-market digital pre-issuance verification sales tool, to all distribution channels in
Vietnam. M-Pro has further improved customer experience and we have received outstanding feedback on the ease of navigating policy issuance details, ability to review crucial policy information and transparency of the consultation process.
We continued to maintain a diverse and engaged culture and make Manulife a great place to work. Manulife has been recognized by HR Asia as one of the “Best Companies to Work for in Asia 2024” in six of our markets.

23	2024 Annual Report	Management’s Discussion and Analysis
3.    Canada
Our Canada segment has been committed to customers in our home market for over 135 years. We serve the needs of one in six adults overall across the country, including members of approximately 27,000 businesses and organizations in our group benefits business, through a diverse and competitive suite of financial and health-
protection offerings tailored to individuals, families, and business owners. We leverage the asset management expertise and products managed by our Global Wealth and Asset Management segment.
Our Canadian business lines are: group life, health, and disability insurance solutions for employers; insurance and guaranteed investment products including life, critical illness, segregated funds, and annuities sold via retail advisors; and Affinity group insurance offerings including life, health, travel, disability, and creditor insurance solutions sold through the Manulife CoverMe® brand, mortgage brokers, travel advisors, and sponsor groups and associations. We also offer flexible banking products through Manulife Bank.
We aim to be the leading life and health insurer in Canada, by focusing on four key areas: continuing to strengthen our core operations; digital customer leadership; distribution expansion; and differentiation through health.
In 2024, our Canada segment contributed 21% of the Company’s core earnings from operating segments and, as at
December 31, 2024, accounted for 9% of the Company’s assets under management and administration.
Profitability
Canada’s reported net income attributed to shareholders of $1,221 million in 2024 compared with $1,191 million in 2023. Net income attributed to shareholders is comprised of core earnings, which were $1,568 million in 2024 compared with $1,487 million in 2023, and items excluded from core earnings, which amounted to a net charge of $347 million in 2024 compared with a net charge of $296 million in 2023. Items excluded from core earnings are outlined in the table below. See section 13
“Non-GAAP and Other Financial Measures” below, for a reconciliation of core earnings to net income attributed to shareholders.
The $81 million, or 5%, increase in core earnings was driven by business growth in Group Insurance, improved insurance experience in Individual Insurance, and a release in the provision for ECL in 2024 compared with a charge in 2023, partially offset by lower expected investment earnings. In addition, the RGA Canadian Reinsurance Transaction reduced core earnings by $8 million in 2024 compared with 2023.
The table below presents net income attributed to shareholders for Canada for 2024 and 2023 consisting of core earnings and items excluded from core earnings.

For the years ended December 31, ($ millions)	2024	2023
Core earnings	$1,568	$1,487
Items excluded from core earnings:(1)
Market experience gains (losses)	(384)	(341)
Realized gains (losses) on debt instruments	(328)	(10)
Derivatives and hedge accounting ineffectiveness	109	65
Actual less expected long-term returns on public equity	65	(13)
Actual less expected long-term returns on ALDA	(235)	(327)
Other investment results	5	(56)
Changes in actuarial methods and assumptions that flow directly through income	2	41
Restructuring charge	(6)	-
Reinsurance transactions, tax-related items and other	41	4
Total items excluded from core earnings	(347)	(296)
Net income (loss) attributed to shareholders	$1,221	$1,191
(1)For explanations of items excluded from core earnings, see “Items excluded from core earnings” table in the total Company “Profitability” section above.
Business Performance
APE sales were $1,689 million in 2024, an increase of 20% compared with 2023.
•Individual Insurance APE sales of $523 million in 2024 decreased 7% compared with 2023, driven by the non-recurrence of a large affinity markets sale in 2023, partially offset by higher participating life insurance sales.
•Group Insurance APE sales of $923 million in 2024 increased 43% compared with 2023, reflecting higher sales across all group benefits markets, primarily due to large case sales.
•Annuities APE sales of $243 million in 2024 increased 21% compared with 2023, primarily due to higher sales of segregated fund products.
1  This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
2  Telus Health (Canada) Ltd.

CSM was $4,109 million as at December 31, 2024, an increase of $49 million compared with December 31, 2023. Organic
CSM movement was $104 million in 2024 driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings. Inorganic CSM movement was $(55) million in 2024, reflecting the impacts of the
RGA Canadian Reinsurance Transaction and the net unfavourable impact of interest rates partially offset by equity markets.
This reduction was partially offset by changes in actuarial methods and assumptions that adjust the CSM.
Manulife Bank average net lending assets1 were $26.0 billion in 2024, an increase of $1.0 billion, or 4%, compared with
2023, driven by business growth and improved mortgage retention.
Business Performance

For the years ended December 31, ($ millions)	2024	2023
APE sales	$1,689	$1,409
Contractual service margin	$4,109	$4,060
Manulife Bank average net lending assets	$26,020	$25,050
Assets under Management
Canada’s assets under management of $145.2 billion as at December 31, 2024 decreased $2.3 billion, or 2%, from $147.5 billion as at December 31, 2023, driven by the transfer of invested assets related to the RGA Canadian Reinsurance
Transaction, partially offset by the net impact from interest rates and equity markets.
Assets under Management

As at December 31, ($ millions)	2024	2023
Total invested assets	$107,141	$111,456
Segregated funds net assets	38,099	36,085
Total assets under management	$145,240	$147,541
Strategic Highlights
We continued to accelerate the growth of our business by enhancing our digital offerings through key partnerships and innovative upgrades for our clients so that they can continue to focus on improving their health and wellness, and introducing new products to meet the expanding needs of Canadians. During 2024, we:
•Established strategic partnerships and enhanced our digital apps, enabling clients to leverage personalized features on their journey to improve their health and well-being:
oEntered into a multi-year loyalty rewards partnership agreement with Aeroplan. We launched the Aeroplan Rewards and Challenges program in the Manulife mobile app that enables eligible group benefits plan members to earn reward points by completing programs and benefits-related activities to encourage health and well-being;
oAdded mental health features and live support to our Manulife mobile app for group benefits members in partnership with TELUS Health2, that provide eligible members and their families immediate, personal assistance with navigating the healthcare system to help them understand the types of support available;
oImplemented activity recommendations in the Manulife Vitality program app to provide customers with a more personalized app experience to help them achieve their health and wellness goals, contributing to a 9 percentage point increase in the app’s utilization in 2024 compared with 2023; and
oPublished a special report for employers titled “Promoting women’s health for a vibrant workforce”. Prepared in collaboration with Cleveland Clinic Canada and the Centre for Addiction and Mental Health, the report uncovered key insights about women’s health and provided recommendations that employers can take to better support women in the workforce.
•Offered additional solutions for Canadians and their families to meet their protection and accumulation needs by expanding our product shelf:
oIntroduced a guaranteed issue life product, designed to provide accessible life insurance coverage with guaranteed fixed premiums for a wide range of individuals seeking straightforward and reliable life insurance coverage; and
oRefreshed our suite of segregated fund options with a new product that features a simplified, all-inclusive fee structure and offers Canadians an investment solution to help with their estate planning needs.

25	2024 Annual Report	Management’s Discussion and Analysis
4.    U.S.
Our U.S. segment is committed to helping our customers live longer, healthier, better lives by providing an array of life insurance and insurance-based wealth accumulation solutions to meet a variety of their needs, and making behavioural insurance a standard component on all our life insurance solutions through the John Hancock Vitality
Program.
We operate under the brand of John Hancock with more than 160 years of history in the U.S. We have built lifelong customer relationships and created a vast distribution network of licensed financial advisors, who help us bring the benefits of life insurance, wellness, and wealth planning to more individuals and their families. Our life insurance solutions are designed to meet customers’ estate, business, income-protection, and wealth accumulation needs;
they also leverage the expertise and solutions provided by our Global Wealth and Asset Management segment.
Over the past decade, we have transitioned from being a passive claims payer to actively rewarding our customers for taking small, everyday steps toward better long-term health. To that end, we have integrated behavioural insurance across our suite of solutions, offering our customers tools, technology, education, and rewards through the John Hancock Vitality Program — in collaboration with partners including GRAIL, Verily, Apple, Prenuvo, and
Massachusetts Institute of Technology (“MIT”) AgeLab — to help them make more informed decisions about their overall health.
We also have in-force LTC and annuity businesses. Our proven record of organically managing our LTC blocks as well as our LTC, variable and fixed annuity reinsurance transactions over the last few years have been significant contributors to the Company’s efforts to transform the business portfolio to one of higher returns and lower risk.
In 2024, our U.S. segment contributed 22% of the Company’s core earnings from operating segments and, as at December
31, 2024, accounted for 13% of the Company’s assets under management and administration.
Profitability
U.S. reported net income attributed to shareholders of $135 million in 2024 compared with $639 million in 2023. Net income attributed to shareholders is comprised of core earnings, which was $1,690 million in 2024 compared with $1,759 million in
2023, and items excluded from core earnings, which amounted to a net charge of $1,555 million in 2024 compared with a net charge of $1,120 million in 2023. See section 13 “Non-GAAP and Other Financial Measures” below, for a reconciliation of core earnings to net income (loss) attributed to shareholders. The changes in core earnings expressed in Canadian dollars were due to the factors described below and additionally, reflected a $24 million favourable impact from the strengthening of the U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the segment, net income attributed to shareholders was US$96 million in
2024 compared with US$473 million in 2023. Core earnings were US$1,234 million in 2024 compared with US$1,304 million in 2023 and items excluded from core earnings amounted to a net charge of US$1,138 million in 2024 compared with a net charge of US$831 million in 2023. Items excluded from core earnings are outlined in the table below.
The US$70 million, or 5%, decrease in core earnings was mainly due to the impact of the GA Reinsurance Transaction, lower expected investment earnings, unfavourable net claims experience, and the impact of the annual review of actuarial methods and assumptions. These impacts were partially offset by a lower charge in the ECL provision in 2024. Net claims experience primarily reflected more unfavourable experience in long-term care and less favourable experience in life. Investment income on allocated capital also increased core earnings by US$22 million in 2024 compared with 2023. The GA Reinsurance
Transaction reduced core earnings by US$69 million in 2024 compared with 2023, attributable to the impact on expected earnings on insurance contracts, expected investment earnings, insurance experience, and the change in ECL.

The table below presents net income attributed to shareholders for the U.S. for 2024 and 2023 consisting of core earnings and items excluded from core earnings.

	Canadian $		US $
For the years ended December 31, ($ millions)	2024	2023	2024	2023
Core earnings	$1,690	$1,759	$1,234	$1,304
Items excluded from core earnings:(1)
Market experience gains (losses)	(1,327)	(1,196)	(971)	(887)
Realized gains (losses) on debt instruments	(525)	(6)	(385)	(5)
Derivatives and hedge accounting ineffectiveness	(33)	(14)	(23)	(10)
Actual less expected long-term returns on public equity	(47)	6	(34)	5
Actual less expected long-term returns on ALDA	(751)	(1,212)	(550)	(899)
Other investment results	29	30	21	22
Changes in actuarial methods and assumptions that flow directly through income	(202)	132	(148)	98
Reinsurance transactions, tax-related items and other	(26)	(56)	(19)	(42)
Total items excluded from core earnings	(1,555)	(1,120)	(1,138)	(831)
Net income (loss) attributed to shareholders	$135	$639	$96	$473
(1)For explanations of items excluded from core earnings, see “Items excluded from core earnings” table in the total Company “Profitability” section above.
Business Performance
U.S. APE sales of US$454 million in 2024 increased 9% compared with 2023, reflecting increased demand from affluent customers for accumulation insurance products, partially offset by lower sales of protection insurance products. APE sales of products with the John Hancock Vitality PLUS feature increased 17%, and represented 81% of overall U.S. sales compared with 75% in 2023.
CSM was US$1,715 million as at December 31, 2024, a decrease of US$1,113 million compared with December 31, 2023.
Organic CSM movement was US$44 million in 2024 driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and net unfavourable insurance experience. The net unfavourable insurance experience was mainly due to life claims and lapse experience. Inorganic CSM movement was US$(1,157) million in 2024 due to changes in actuarial methods and assumptions that adjust the CSM, the impact of the GA Reinsurance
Transaction as well as an in-force reinsurance transaction covering certain life mortality, partially offset by the favourable impacts from equity market experience and higher interest rates.
Business Performance

For the years ended December 31,	Canadian $		US $
($ millions)	2024	2023	2024	2023
APE sales	$623	$562	$454	$416
Contractual service margin	$2,468	$3,738	$1,715	$2,828
Assets under Management
U.S. assets under management of US$149 billion as at December 31, 2024 decreased 3% compared with December 31,
2023. The decrease was primarily due to the transfer of invested assets related to the GA Reinsurance Transaction, partially offset by the net impact from interest rate and equity markets on both segregated funds net assets and total invested assets.
Assets under Management

As at December 31,	Canadian $		US $
($ millions)	2024	2023	2024	2023
Total invested assets	$136,833	$133,959	$95,142	$101,592
Segregated funds net assets	77,440	68,585	53,845	52,014
Total assets under management	$214,273	$202,544	$148,987	$153,606
Strategic Highlights
At John Hancock, we are focused on profitably growing our life insurance business by expanding our product offerings, continuing to modernize the end-to-end purchase and delivery processes, as well as enhancing the customer experience. We are also focused on optimizing our legacy and in-force portfolios through both organic initiatives and strategic reinsurance transactions to create shareholder value. In 2024, we:
1  Jianhui Zhao, Liying Xu, et al - Global trends in incidence, death, burden and risk factors of early-onset cancer from 1990 to 2019; BMJ Oncology 2023.

27	2024 Annual Report	Management’s Discussion and Analysis
Delivered new business growth through innovative enhancements to our current solutions and new market offerings for distributors and customers:
•Entered into a strategic distribution collaboration with Annexus — one of the nation's leading independent retirement planning product design and distribution companies — to expand our portfolio of indexed account offerings and reach a wider market with our Protection Indexed Universal Life solution;
•Streamlined our underwriting process to improve our customers’ experience and capture more sales by expanding our use of electronic health records, and leveraging generative AI to automate preliminary underwriting assessments; and
•Expanded a differentiated enhancement to our entire suite of survivorship solutions that allows customers to proactively address their estate planning needs now in anticipation of an expiring estate tax legislation.
Focused our attention on improving our digital offerings to create compelling customer experiences and improve expense efficiency:
•Continued to modernize the end-to-end purchase and delivery process by introducing a term solution with digital policy delivery, payment capabilities, and easy registration process to the Life Customer Storefront as well as Vitality’s website;
•Accelerated our distribution team’s ability to act on sales opportunities and improved their efficiency to assist producers by implementing and subsequently enhancing JHINI, our AI-powered, sales enablement tool; and
•Deployed automated call summarization for our customer service representatives within all contact centres, contributing to an immediate improvement in average handle time since the launch in May, and subsequently introduced a generative
AI knowledge management chatbot within annuity and long-term care contact centres to further enhance the customer experience.
Built upon our commitment to help customers live longer, healthier, better lives:
•Expanded our annual ‘Longer.Healthier.Better.’ symposium to double the audience of life insurance brokers, reinsurers, industry and global longevity leaders, and local government officials, when compared to last year’s symposium, to share the latest research and innovations driving longevity. With an NPS score of 92, the symposium continues to be significantly well-received;
•Entered a five-year, multimillion-dollar research collaboration with MIT AgeLab to shape the future of longevity innovation and drive actionable insights for the business community, policymakers, as well as individuals and their families;
•Became the first U.S. life insurer to offer discounted and prioritized access to Prenuvo — a whole body MRI scan for the early detection of cancer and other diseases — to eligible John Hancock Vitality members; and
•Provided access to GRAIL’s Galleri® multi-cancer early detection test to certain eligible John Hancock Vitality members ages 40 to 49 (previously ages 50 and up). This change aligns our offering with recent medical research indicating a significant increase in early-onset cancer diagnoses1, reinforcing our commitment to early detection and better health outcomes for our members.
Accelerated optimizing the financial results of our legacy and in-force blocks:
•Strengthened the value of our LTC insurance by leveraging advanced analytic models to eliminate fraud, waste, and abuse, developing preferred provider networks, as well as ensuring not only our customers’ financial protection but also fostering their overall well-being and helping them achieve better health outcomes (ultimately delaying, shortening, or preventing care requirements). In 2024, our efforts achieved significant value for our customers and businesses through claim savings of more than 2%.
1  United States, Canada, Japan, Hong Kong, Singapore, Taiwan, Indonesia, Vietnam, Malaysia, India, the Philippines, England, Ireland, Switzerland, Germany,
and mainland China. In addition, we have timberland/farmland operations in Australia, New Zealand, and Chile.

5.   Global Wealth and Asset Management
Our Global Wealth and Asset Management segment, branded Manulife Wealth & Asset Management, is defined by our purpose: to make decisions easier and lives better by empowering investors for a better tomorrow. We operate across 19 geographies, including 10 in Asia1, distributing innovative investment solutions to both individual and institutional investors through three integrated and complementary business lines. We seek to offer leading capabilities across a wide spectrum of public and private asset classes, leveraging the expertise of our team of over
600 investment professionals worldwide.
At our core, we believe in good stewardship and incorporating sustainable asset management into our business practices. We prioritize engagement with companies and investors with a view to addressing systemic risks, which we believe allows us to develop and provide resilient alpha generating investment solutions to our customers.
Our Retirement business serves more than 9 million investors in North America and Asia through retirement plan solutions, with investments managed by our internal teams and third-party managers. We offer financial guidance and advice to investors to help improve financial preparedness and also provide solutions for investors when they retire or leave their employer plan.
Our Retail business serves individual investors primarily through third-party intermediaries, and, in select markets, through a direct-to-customer network including our Manulife Wealth business in Canada. Our fund platform consists predominantly of internally managed solutions. We also supplement our solutions by partnering with third-party managers through sub-advisory agreements.
Our Institutional Asset Management business serves pension plans, foundations, endowments, financial institutions, and other institutional investors worldwide including our own insurance business. Our solutions span all major asset classes including equities, fixed income, and alternative assets (real estate, timberland, farmland, private equity/debt and infrastructure).
We believe that together, our global footprint, investment expertise, and channel breadth position us strongly to capitalize on high-growth opportunities in the most attractive markets globally.
In 2024, our Global WAM segment contributed 23% of the Company’s core earnings from operating segments and, as at
December 31, 2024, represented 64% of the Company’s total assets under management and administration.
Profitability
Global WAM’s net income attributed to shareholders was $1,597 million in 2024 compared with $1,297 million in 2023, and core earnings were $1,736 million in 2024 compared with $1,321 million in 2023. Items excluded from core earnings are outlined in the table below and amounted to a net charge of $139 million in 2024 compared with a net charge of $24 million in
2023. See section 13 “Non-GAAP and Other Financial Measures” below, for a reconciliation of core earnings to net income
(loss) attributed to shareholders.
Core earnings increased $415 million, or 30% compared with 2023 on a constant exchange rate basis, primarily driven by an increase in net fee income from higher average AUMA reflecting the favourable impact of markets and net inflows, certain non-recurring tax true-ups and tax benefits totaling $110 million in 2024, and disciplined expense management. This increase was partially offset by the impact of lower fee spreads. In addition, investment income on allocated capital increased core earnings by $37 million compared with 2023.
1  This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below.
2  This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.

29	2024 Annual Report	Management’s Discussion and Analysis
The table below presents net income attributed to shareholders for the Global WAM segment for 2024 and 2023 consisting of core earnings and items excluded from core earnings.

For the years ended December 31, ($ millions)	2024	2023
Core earnings
Retirement	$1,013	$745
Retail	581	502
Institutional	142	74
Core earnings	1,736	1,321
Items excluded from core earnings:(1)
Market experience gains (losses)	4	10
Realized gains (losses) on debt instruments	-	-
Derivatives and hedge accounting ineffectiveness	-	-
Actual less expected long-term returns on public equity	4	10
Actual less expected long-term returns on ALDA	-	-
Other investment results	-	-
Restructuring charge	(66)	(36)
Reinsurance transactions, tax-related items and other	(77)	2
Total items excluded from core earnings	(139)	(24)
Net income (loss) attributed to shareholders	$1,597	$1,297
(1)For explanations of items excluded from core earnings, see “Items excluded from core earnings” table in the total Company “Profitability” section above.
In 2024, core EBITDA1 was $2,173 million, $437 million higher than core earnings. In 2023, core EBITDA was $1,771 million,
$450 million higher than core earnings. Core EBITDA increased $402 million, or 22%, compared with 2023, driven by growth in net fee income and disciplined expense management, partially offset by the impact of lower fee spreads.
Core EBITDA margin2 was 27.1% in 2024 compared with 24.9% in 2023. The 220 basis point increase was primarily driven by similar factors as mentioned above for core EBITDA.
Core EBITDA

For the years ended December 31, ($ millions)	2024	2023
Core earnings	$1,736	$1,321
Amortization of deferred acquisition costs and other depreciation	188	166
Amortization of deferred sales commissions	78	80
Core income tax expenses (recoveries)	171	204
Core EBITDA	$2,173	$1,771
Core EBITDA margin (%)	27.1%	24.9%
1 This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below.

Business Performance
Net inflows were $13.3 billion in 2024, compared with net inflows of $4.5 billion in 2023.
•Retirement net inflows were $0.7 billion in 2024 compared with net outflows of $4.0 billion in 2023, primarily driven by the non-recurrence of large-case retirement plan redemptions by a single sponsor in the U.S. in 2023 and higher new retirement plan sales, partially offset by higher member withdrawals.
•Retail net inflows were $6.8 billion in 2024 compared with net outflows of $0.5 billion in 2023, driven by increased demand for investment products amid a constructive equity market and improved investor sentiment.
•Institutional Asset Management net inflows were $5.7 billion in 2024 compared with net inflows of $9.0 billion in 2023, reflecting lower net flows from fixed income and equity mandates.
Net Flows

For the years ended December 31, ($ millions)	2024	2023
Net flows	$13,270	$4,548
Assets under Management and Administration
As of December 31, 2024, AUMA for our wealth and asset management businesses were $1,031.1 billion, an increase of
14% compared with December 31, 2023, driven by the favourable impact of interest rates and equity markets, the $19 billion of assets added from the acquisition of CQS in 2Q24, as well as net inflows. As of December 31, 2024, Global WAM also managed $226.7 billion in assets for the Company’s other reporting segments. Including those assets, AUMA managed by
Global WAM1 were $1,257.8 billion compared with $1,055.0 billion as at December 31, 2023.
Segregated funds net assets were $291.9 billion for December 31, 2024, an increase of 18% compared with December 31,
2023 on an actual exchange rate basis, driven by the favourable impact of equity markets and foreign currency exchange rates.
Changes in Assets under Management and Administration

For the years ended December 31, ($ millions)	2024	2023
Balance January 1,	$849,163	$782,340
Acquisitions / Dispositions	18,670	(410)
Net flows	13,270	4,548
Investment income (loss) and other	149,982	62,685
Balance December 31,	$1,031,085	$849,163
Average assets under management and administration	$946,087	$812,662
Assets under Management and Administration

As at December 31, ($ millions)	2024	2023
Total invested assets	$9,743	$7,090
Segregated funds net assets(1)	291,860	248,066
Mutual funds, institutional asset management and other(2)	506,868	411,961
Total assets under management	808,471	667,117
Other assets under administration	222,614	182,046
Total assets under management and administration	$1,031,085	$849,163
(1)Segregated funds net assets are primarily comprised of AUM in our Retirement business, which mainly consists of fee-based products with little or no guarantees.
(2)Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.
Managed Assets under Management and Administration

As at December 31, ($ millions)	2024	2023
Assets under management and administration	$1,031,085	$849,163
AUM managed by Global WAM on behalf of Manulife’s other segments	226,752	205,814
Total managed assets under management and administration	$1,257,837	$1,054,977

31	2024 Annual Report	Management’s Discussion and Analysis
Strategic Highlights
As one of Manulife’s highest potential businesses, we remain focused on accelerating growth, achieving operational excellence, and increasing shareholder value. Our strategy is to deliver comprehensive investment solutions while providing exceptional digital-first experiences; enhancing our intermediate distribution channels; increasing focus on direct relationships with investors; and elevating our brand to be recognized as a leading global wealth and asset management organization all while being a premier destination for top talent in our industry.
We executed on several initiatives to deliver comprehensive investment solutions and drive growth opportunities. In 2024, we:
•Completed the acquisition of CQS, a U.K.-based multi-sector alternative credit manager, which positively contributed to
Global WAM net flows and core earnings in 2024. We have leveraged these expanded investment capabilities to launch the John Hancock Multi Asset Credit Fund in U.S. Retail. This fund is a strong addition to our growing lineup of liquid and semi-liquid alternative offerings which are part of our larger credit franchise; and
•Continued to meet investor needs for alternative solutions through the expansion of our product offerings with the launch of the Manulife Capital Partners VII and Manulife Private Equity Partners II for institutional investors which combined have garnered over $2 billion in AUMA.
We enhanced our digital capabilities to improve our customer experience. In 2024, we:
•Advanced and broadened our wealth planning and advice business with the implementation of a new advisor retail wealth platform and an AI-powered planning tool in Canada and a new AI-powered sales enablement app in Asia. These tools improve productivity for advisors and agents and deliver an enhanced digital experience for investors; and
•Continued to add new self service capabilities to our Canada Retirement mobile app, which contributed to a 29% growth in user counts in 2024 compared with the prior year.
1  See “Caution regarding forward-looking statements” above.

6.    Corporate and Other
Corporate and Other is comprised of investment performance on assets backing capital, net of amounts allocated to the operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our P&C Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health. In addition, for segment reporting purposes, consolidations and eliminations of transactions between operating segments are also included in Corporate and Other earnings.
Profitability
Corporate and Other reported net income attributed to shareholders of $77 million in 2024 compared with $628 million in
2023. Net income (loss) attributed to shareholders is comprised of core earnings and items excluded from core earnings.
Core loss was $357 million in 2024 compared with core earnings of $69 million in 2023. Items excluded from core earnings
(loss) amounted to a net gain of $434 million in 2024 compared with a net gain of $559 million in 2023. Items excluded from core earnings are outlined in the table below. See section 13 “Non-GAAP and Other Financial Measures” below, for a reconciliation of core earnings to net income (loss) attributed to shareholders.
The unfavourable variance in core loss of $426 million was primarily attributable to the charge for GMT, higher interest on capital allocated to Asia, Global WAM and the U.S., and lower gains from updates to provisions for estimated losses in our
P&C Reinsurance business compared to prior year.
The table below presents net income attributed to shareholders for 2024 and 2023 consisting of core earnings (loss) and items excluded from core earnings (loss).

For the years ended December 31, ($ millions)	2024	2023
Core earnings (loss)	$(357)	$69
Items excluded from core earnings (loss):(1)
Market experience gains (losses)	435	290
Realized gains (losses) on debt instruments	265	(1)
Derivatives and hedge accounting ineffectiveness	148	61
Actual less expected long-term returns on public equity	86	88
Actual less expected long-term returns on ALDA	(4)	(12)
Other investment results	(60)	154
Changes in actuarial methods and assumptions that flow directly through income	6	-
Reinsurance transactions, tax-related items and other	(7)	269
Total items excluded from core earnings (loss)	434	559
Net income (loss) attributed to shareholders	$77	$628
(1)For explanations of items excluded from core earnings, see “Items excluded from core earnings” table in the total Company “Profitability” section above.
In 2024, a GMT expense of $231 million has been recorded in Corporate and Other, consisting of an expense of $164 million in core earnings and $67 million outside core earnings. Starting in 2025, GMT is expected to be recorded in the segment that incurred this tax.
Strategic Highlights
Our P&C Reinsurance business provides substantial retrocessional capacity for a select clientele in the property and casualty reinsurance market. The business is largely non-correlated to Manulife’s other businesses and helps diversify our overall business mix. We manage the risk exposure of this business in relation to the total Company balance sheet risk and volatility as well as the prevailing market pricing conditions. The business is renewable annually, and we currently estimate our exposure limit in 2025 for a single event to be approximately US$250 million (net of reinstatement premiums) and for multiple events to be approximately US$500 million (net of all premiums).1

33	2024 Annual Report	Management’s Discussion and Analysis
7.    Investments
Our investment philosophy for the general fund is to invest in an asset mix that optimizes our risk adjusted returns and matches the characteristics of our underlying liabilities. We follow a bottom-up approach which combines our strong asset management skills with an in-depth understanding of the characteristics of each investment. We invest in a diversified mix of assets and our diversification strategy has historically produced superior risk adjusted returns while reducing overall risk. We use a disciplined approach across all asset classes. Our risk management strategy is outlined in the “Risk Management and
Risk Factors” section below.
General Fund Assets
As at December 31, 2024, our general fund invested assets totaled $442.5 billion compared with $417.2 billion at the end of
2023. The following table shows the asset class composition as at December 31, 2024 and December 31, 2023.

	2024			2023
As at December 31, ($ billions)	Carrying value	% of total	Fair value	Carrying value	% of total	Fair value
Cash and short-term securities	$25.8	6	$25.8	$20.3	5	$20.3
Debt securities and private placement debt
Government bonds	83.9	19	83.6	80.1	19	79.9
Corporate bonds	125.0	28	124.8	130.1	31	129.9
Mortgage / asset-backed securities	1.8	-	1.8	2.0	1	2.0
Private placement debt	49.7	11	49.7	45.6	10	45.6
Mortgages	54.4	12	54.8	52.4	13	52.3
Loans to Bank clients	2.3	1	2.3	2.4	1	2.4
Public equities	33.7	8	33.7	25.5	6	25.5
Alternative long-duration assets (“ALDA”)
Real estate	13.3	3	13.4	13.0	3	13.2
Infrastructure	17.8	4	18.3	15.0	3	15.3
Timber and agriculture	5.9	1	6.5	5.7	1	6.3
Private equity	18.3	4	18.3	15.4	4	15.4
Energy	1.9	1	1.9	1.9	1	1.9
Various other ALDA	3.9	1	3.8	3.5	1	3.4
Leveraged leases and other	4.8	1	4.8	4.3	1	4.3
Total general fund invested assets	$442.5	100	$443.5	$417.2	100	$417.7
The carrying values for invested assets are generally equal to their fair values, however, residential mortgages and some commercial mortgages are carried at amortized cost; company own use properties, with the exception of one property which is held at depreciated cost, are held at fair value; loans to Bank clients are carried at unpaid principal balances less allowance for credit losses; and private equity investments, including power and infrastructure, energy, and timber, are accounted for as associates using the equity method, or at fair value. Certain public bonds are classified as held to maturity and held at amortized cost, with the remaining public and private bonds being classified as either “fair value through other comprehensive income” or as “fair value through profit or loss”.
Shareholders’ accumulated other comprehensive pre-tax income (loss) at December 31, 2024 consisted of a $17.5 billion loss for bonds (2023 – loss of $15.4 billion), a $3.2 billion loss for private placements (2023 – loss of $2.8 billion), and a $1.7 billion loss for mortgages (2023 – loss of $1.7 billion). Included in the losses for bonds, private placements and mortgages were gains related to the fair value hedge basis adjustments attributable to the hedged risk of certain FVOCI bonds, FVOCI private placements and FVOCI mortgages of $414 million, $235 million and $124 million, respectively (2023 – loss of $388 million, $21 million, $2 million respectively).
Debt Securities and Private Placement Debt
We manage our high-quality fixed income portfolio to optimize yield and quality while ensuring that asset portfolios remain diversified by sector, industry, issuer, and geography. As at December 31, 2024, our fixed income portfolio of $260.3 billion
(2023 – $257.8 billion) was 96% investment grade (rated BBB or better) and 70% was rated A or higher (2023 – 96% and
71%, respectively). Our private placement debt holdings provide diversification benefits (issuer, industry, and geography) and, because they often have stronger protective covenants and collateral than debt securities, they typically provide better credit protection and potentially higher recoveries in the event of default. Geographically, our fixed income portfolio is well-
diversified. 20% is invested in Canada (2023 – 22%), 48% is invested in the U.S. (2023 – 48%), 6% is invested in Europe
(2023 – 6%) and the remaining 26% is invested in Asia and other geographic areas (2023 – 24%).

Debt Securities and Private Placement Debt – by Credit Quality(1)

As at December 31, ($ billions)	2024				2023
	Debt securities	Private placement debt	Total	% of Total	Debt securities	Private placement debt	Total	% of Total
AAA	$39.3	$0.6	$39.9	15	$38.2	$0.7	$38.9	15
AA	36.2	7.5	43.7	17	35.8	7.8	43.6	17
A	80.9	17.5	98.4	38	84.6	15.2	99.8	39
BBB	48.6	17.8	66.4	26	47.6	16.3	63.9	25
BB	4.7	0.9	5.6	2	4.8	0.8	5.6	2
B & lower, and unrated	0.9	5.4	6.3	2	1.2	4.8	6.0	2
Total carrying value	$210.6	$49.7	$260.3	100	$212.2	$45.6	$257.8	100
(1)Reflects credit quality ratings as assigned by Nationally Recognized Statistical Rating Organizations (“NRSRO”) using the following priority sequence order:
S&P Global Ratings (“S&P”), Moody’s Investors Services (“Moody’s”), DBRS Limited and its affiliated entities (“Morningstar DBRS”), Fitch Ratings Inc.
(“Fitch”), Rating and Investment information, and Japan Credit Rating. For those assets where ratings by NRSRO are not available, disclosures are based upon internal ratings as described in the “Risk Management and Risk Factors” section below.
Debt Securities and Private Placement Debt – by Sector

As at December 31, (Per cent of carrying value, unless otherwise stated)	2024			2023
	Debt securities	Private placement debt	Total	Debt securities	Private placement debt	Total
Government and agency	40	9	34	38	10	33
Utilities	14	34	18	14	35	18
Financial	15	12	15	16	12	15
Industrial	8	15	9	8	15	9
Consumer (non-cyclical)	7	14	9	8	14	9
Energy	6	5	6	6	4	6
Consumer (cyclical)	3	5	3	3	6	3
Securitized (MBS/ABS)	1	1	1	1	1	1
Telecommunications	2	1	1	2	-	2
Basic materials	2	3	2	2	3	2
Technology	1	-	1	1	-	1
Media and internet and other	1	1	1	1	-	1
Total per cent	100	100	100	100	100	100
Total carrying value ($ billions)	$210.6	$49.7	$260.3	$212.2	$45.6	$257.8
As at December 31, 2024, gross unrealized losses on our fixed income holdings were $26.9 billion, or 10%, of the amortized cost of these holdings (2023 – gross unrealized loss of $23.6 billion or 9%). Of this amount, $12.2 billion (2023 – $10.7 billion)
related to debt securities trading below 80% of amortized cost for more than 6 months. Securitized assets represented $111.0 million of the gross unrealized losses and $0.2 million of the amounts traded below amortized cost for more than 6 months
(2023 – gross unrealized loss of $141.0 million and $6.3 million, respectively). After adjusting for debt securities supporting participating policyholder and pass-through products and the provisions for credit included in the insurance and investment contract liabilities, the potential impact to shareholders’ pre-tax earnings for debt securities trading at less than 80% of amortized cost for greater than 6 months was approximately $10.2 billion as at December 31, 2024 (2023 – $8.3 billion).
Mortgages
As at December 31, 2024, our mortgage portfolio of $54.4 billion represented 12% of invested assets (2023 – $52.4 billion and 13%, respectively). Geographically, 68% of the portfolio is invested in Canada (2023 – 69%) and 32% is invested in the
U.S. (2023 – 31%). The overall portfolio is also diversified by geographic region, property type, and borrower. Of the total mortgage portfolio, 14% is insured (2023 – 14%), primarily by the Canada Mortgage and Housing Corporation (“CMHC”) —
Canada’s AAA rated government-backed national housing agency, with 31% of residential mortgages insured (2023 – 32%)
and 1% of commercial mortgages insured (2023 – 1%).

35	2024 Annual Report	Management’s Discussion and Analysis

As at December 31, ($ billions)	2024		2023
	Carrying value	% of total	Carrying value	% of total
Commercial
Retail	$8.0	15	$7.9	15
Office	7.5	14	7.7	15
Multi-family residential	6.7	12	6.5	12
Industrial	5.5	10	4.9	9
Other commercial	2.4	4	2.6	5
	30.1	55	29.6	56
Other mortgages
Manulife Bank single-family residential	24.0	44	22.5	43
Agricultural	0.3	1	0.3	1
Total mortgages	$54.4	100	$52.4	100
Our commercial mortgage loans are originated with a hold-for-investment philosophy. They have low loan-to-value ratios, high debt-service coverage ratios, and as at December 31, 2024 there were zero loans in arrears. Geographically, of the total commercial mortgage loans, 43% are in Canada and 57% are in the U.S. (2023 – 45% and 55%, respectively). We are diversified by property type and largely avoid risky market segments such as hotels, construction loans, and second liens.
Non-CMHC Insured Commercial Mortgages(1)

As at December 31,	2024		2023
	Canada	U.S.	Canada	U.S.
Loan-to-Value ratio(2)	61%	59%	63%	60%
Debt-Service Coverage ratio(2)	1.67x	1.94x	1.60x	1.89x
Average duration (years)	4.15	5.47	4.08	5.90
Average loan size ($ millions)	$21.7	$21.9	$21.6	$20.1
Loans in arrears(3)	0.00%	0.00%	0.70%	0.99%
(1)Excludes Manulife Bank commercial mortgage loans of $350 million (2023 – $338 million).
(2)Loan-to-Value and Debt-Service Coverage ratios are based on re-underwritten cash flows.
(3)Arrears defined as three or more missed monthly payments or in the process of foreclosure in Canada and two or more missed monthly payments or in the process of foreclosure in the U.S.
Public Equities
As at December 31, 2024, public equity holdings of $33.7 billion represented 8% (2023 – $25.5 billion and 6%) of invested assets and, when excluding assets supporting participating policyholder and pass-through products, represented 1% (2023 –
1%) of invested assets. The portfolio is diversified by industry sector and issuer. Geographically, 20% (2023 – 26%) is held in
Canada; 12% (2023 – 29%) is held in the U.S.; and the remaining 68% (2023 – 45%) is held in Asia, Europe, and other geographic areas.
Public Equities – classified by type of product-line supported

As at December 31,	2024		2023
($ billions)	Carrying value	% of total	Carrying value	% of total
Participating policyholders	$20.8	62	$14.6	57
Non-participating products and pass-through products	9.3	28	8.3	33
Global Wealth and Asset Management(2)	1.5	4	1.5	6
Corporate and Other segment	2.1	6	1.1	4
Total public equities	$33.7	100	$25.5	100
(1)Includes $1.1 billion of seed money investments in new segregated and mutual funds.
Alternative Long-Duration Assets (“ALDA”)
Our ALDA portfolio is comprised of a diverse range of asset classes with varying degrees of correlations. The portfolio typically consists of private assets representing investments in varied sectors of the economy which act as a natural hedge against future inflation and serve as an alternative source of asset supply to long-term corporate bonds. In addition to being a suitable match for our long-duration liabilities, these assets provide enhanced long-term yields and diversification relative to traditional fixed income markets. The majority of our ALDA are managed in-house.
As at December 31, 2024, carrying value of ALDA of $61.1 billion represented 14% (2023 – $54.5 billion and 13%) of invested assets. The fair value of total ALDA was $62.3 billion at December 31, 2024 (2023 – $55.5 billion). The carrying value and corresponding fair value by sector and/or asset type are outlined above (see table in the section “General Fund
Assets”).
1 Based on the global timber investment management organization ranking in the RISI International Timberland Ownership and Investment Database.

Real Estate
Our real estate portfolio is diversified by geographic region; of the total fair value of this portfolio, 45% is located in the U.S.,
37% in Canada, and 18% in Asia and Other as at December 31, 2024 (2023 – 43%, 39%, and 18%, respectively). This high-
quality portfolio has very low leverage and is well-diversified by property type, including industrial, multi-family, urban office, suburban office, and company own use buildings. The portfolio is well-positioned with an average occupancy rate of 84%
(2023 – 87%) and an average lease term of 5.4 years (2023 – 4.9 years). During 2024, no acquisitions were executed (2023
– 2 acquisitions, representing $0.17 billion market value of commercial real estate assets). As part of ongoing portfolio management initiatives, 3 commercial real estate assets totaling $0.07 billion were sold during 2024.
The composition of our real estate portfolio based on fair value is as follows:

	2024		2023
As at December 31, ($ billions)	Fair value	% of total	Fair value	% of total
Company Own Use	$2.8	21	$2.7	20
Office – Downtown	3.8	28	3.9	30
Office – Suburban	0.8	6	0.9	7
Industrial	2.6	19	2.3	17
Residential	2.5	19	2.1	16
Retail	0.3	2	0.3	2
Other	0.6	5	1.0	8
Total real estate(1)	$13.4	100	$13.2	100
(1)These figures represent the fair value of the real estate portfolio excluding real estate interests. The carrying value of the portfolio was $13.3 billion and
$13.0 billion as at December 31, 2024 and December 31, 2023, respectively.
Infrastructure
We invest both directly and through funds in a variety of industry specific asset classes, listed below. The portfolio is well-
diversified with over 600 portfolio companies. The portfolio is predominantly invested in the U.S. and Canada, but also in
Western Europe, the United Kingdom, Australia, Asia and Latin America. Our power and infrastructure holdings are as follows:

	2024		2023
As at December 31, ($ billions)	Carrying value	% of total	Carrying value	% of total
Renewable power generation	$3.8	21	$3.2	22
Thermal power generation	1.7	9	1.4	9
Transportation (including roads, ports)	4.5	25	3.9	26
Electric and gas regulated utilities	0.7	4	0.8	5
Electricity transmission	0.1	1	-	-
Water distribution	0.3	2	0.4	3
Midstream gas infrastructure	0.7	4	0.8	5
Maintenance service, efficiency and social infrastructure	1.3	7	1.0	6
Digital infrastructure	4.4	25	3.4	23
Other infrastructure	0.3	2	0.1	1
Total infrastructure	$17.8	100	$15.0	100
Timber and Agriculture
Our timber and agriculture assets are managed by a proprietary entity, Manulife Investment Management Timberland and
Agriculture (“MIM Timberland and Agriculture”). In addition to being the world’s largest timberland investment manager for institutional investors1, with timberland properties in the U.S., New Zealand, Australia, Chile, Brazil, and Canada, MIM
Timberland and Agriculture also manages farmland properties in the U.S., Australia, Chile, and Canada. The general fund’s timber holdings comprised 21% of MIM’s total timberland AUM (2023 – 21%). The farmland portfolio includes annual (row)
crops, fruit crops, wine grapes, and nut crops. The general fund’s farmland holdings comprised 41% of MIM’s total farmland
AUM (2023 – 41%).
Private Equities
Our private equity portfolio of $18.3 billion (2023 – $15.4 billion) includes both directly held private equity and private equity funds. Both are diversified across vintage years and industry sectors.

37	2024 Annual Report	Management’s Discussion and Analysis
Energy
This category is comprised of $1.9 billion (2023 – $1.9 billion), which includes legacy oil and gas equity interests related to upstream and midstream assets that are in runoff, and energy transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, and carbon sequestration.
Investment Income

For the years ended December 31, ($ millions, unless otherwise stated)	2024	2023
Interest income	$13,761	$12,802
Dividend, rental income and other income(1)	3,719	3,318
Impairments, provisions and recoveries, net	109	(304)
Other	660	364
	18,249	16,180
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities
Debt securities	(1,857)	430
Public equities	4,178	2,157
Mortgages	(151)	99
Private placements	235	375
Real estate	(592)	(1,289)
Other invested assets	1,256	491
Derivatives	(859)	875
	2,210	3,138
Investment expenses	(1,348)	(1,297)
Total investment income (loss)	$19,111	$18,021
(1)Rental income from investment properties is net of direct operating expenses.
In 2024, the $19.1 billion of investment income (2023 – income of $18.0 billion) consisted of:
•$18.2 billion of investment income before net realized and unrealized gains on assets supporting insurance and investment contract liabilities (2023 – gains of $16.2 billion);
•$2.2 billion of net realized and unrealized gains on assets supporting insurance and investment contract liabilities (2023
– gains of $3.1 billion); and
•$1.3 billion of investment expenses (2023 – $1.3 billion).
The $2.1 billion increase in net investment income before unrealized and realized gains was primarily due to higher interest income from fixed income assets driven by higher interest rates in U.S. and Canada.
In 2024, net realized and unrealized gains on assets supporting insurance and investment contract liabilities were $2.2 billion compared with gains of $3.1 billion in 2023. The 2024 gains were primarily driven by gains on equities resulting from higher equity markets in U.S., Canada and Asia, partially offset by losses on fixed income assets resulting from higher interest rates in U.S. and Canada. The 2023 gains were primarily driven by higher equity markets, partially offset by losses on real estate driven by declining office property values.

8.    Fourth Quarter Financial Highlights
Profitability

	Quarterly Results
($ millions, unless otherwise stated)	4Q24	4Q23
Net income (loss) attributed to shareholders	$1,638	$1,659
Core earnings(1)	$1,907	$1,773
Diluted earnings (loss) per common share ($)	$0.88	$0.86
Diluted core earnings per common share ($)	$1.03	$0.92
ROE	14.0%	15.3%
Core return on shareholders’ equity	16.5%	16.4%
Expense efficiency ratio	44.4%	45.5%
General expenses	$1,328	$1,180
Core expenses	$1,797	$1,725
(1)Impact of currency movement on the fourth quarter of 2024 (“4Q24”) core earnings compared with the fourth quarter of 2023 (“4Q23”) was a $36 million favourable variance.
Manulife’s 4Q24 net income attributed to shareholders was $1,638 million compared with $1,659 million in 4Q23. Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,907 million in 4Q24 compared with $1,773 million in 4Q23, and items excluded from core earnings, which amounted to a net charge of $269 million in 4Q24 compared with a net charge of
$114 million in 4Q23.
Net income attributed to shareholders in 4Q24 decreased $21 million compared with 4Q23 primarily reflecting the non-
recurrence of a net gain from updates to actuarial methods and assumptions in 4Q23 and a higher charge from market experience, partially offset by core earnings growth. The net charge from market experience of $192 million in 4Q24 was mainly related to lower-than-expected returns from public equity and lower-than-expected returns on ALDA driven by real estate investments.
The 6% increase in core earnings on a constant exchange rate basis compared with 4Q23 was driven by higher core earnings in Global WAM, largely reflecting an increase in net fee income from higher average AUMA and positive net flows, along with disciplined expense management, certain non-recurring tax benefits and tax true-ups in 4Q24 and performance fees from CQS, partially offset by lower fee spreads. In addition, growth in our insurance business and improved insurance experience in North America and Asia also contributed to higher core earnings. These increases were partially offset by lower expected investment earnings and a charge related to GMT. The impact of updates to actuarial methods and assumptions was neutral in the quarter. The GA Reinsurance Transaction reduced core earnings by $17 million in 4Q24 compared with
4Q23 reflecting the impact on expected earnings on insurance contracts, insurance experience and expected investment earnings. The RGA Canadian Reinsurance Transaction reduced core earnings by $7 million in 4Q24 compared with 4Q23.
Core earnings by segment are presented in the table below for the periods presented.

For the quarters ended December 31, ($ millions)	2024	2023
Core earnings by segment
Asia	$666	$564
Canada	390	352
U.S.	412	474
Global Wealth and Asset Management	481	353
Corporate and Other	(42)	30
Total core earnings	$1,907	$1,773
In Asia, core earnings were $666 million in 4Q24 compared with $564 million in 4Q23. The 16% increase on a constant exchange rate basis was driven by an increase in expected earnings on insurance contracts and higher expected investment earnings. The increase in expected earnings on insurance contracts primarily reflected business growth and the net impact of updates to actuarial methods and assumptions on our CSM and risk adjustment. Investment income on allocated capital also increased core earnings by $27 million in 4Q24 compared with 4Q23. In addition, the GA Reinsurance Transaction increased core earnings by $1 million in 4Q24 compared with 4Q23, attributable to the impact on expected investment earnings and expected earnings on insurance contracts.
In Canada, core earnings were $390 million in 4Q24 compared with $352 million in 4Q23. The 11% increase primarily reflected more favourable insurance experience overall, and business growth in Group Insurance. In addition, the RGA
Canadian Reinsurance Transaction reduced core earnings by $7 million in 4Q24 compared with 4Q23.

39	2024 Annual Report	Management’s Discussion and Analysis
In the U.S., core earnings were $412 million in 4Q24 compared with $474 million in 4Q23. The 16% decrease on a constant exchange rate basis reflected lower expected investment earnings, as well as the impact of the GA Reinsurance Transaction and the annual review of actuarial methods and assumptions, both of which impacted expected investment earnings and insurance service result. Net insurance experience was modestly favourable mainly due to improved life lapse experience, partially offset by less favourable life claims experience. Investment income on allocated capital also increased core earnings by $8 million in 4Q24 compared with 4Q23. The GA Reinsurance Transaction reduced core earnings by $18 million in 4Q24 compared with 4Q23, attributable to the impact on expected earnings on insurance contracts, insurance experience, and expected investment earnings.
Global WAM core earnings were $481 million in 4Q24 compared with $353 million in 4Q23. The 34% increase was driven by an increase in net fee income from higher average AUMA reflecting the favourable impact of markets and net inflows, certain non-recurring tax benefits and tax true-ups in 4Q24 totaling $23 million, performance fees from CQS, as well as disciplined expense management. This was partially offset by the impact of lower fee spreads. In addition, investment income on allocated capital increased core earnings by $9 million compared with 4Q23.
Corporate and Other core loss was $42 million in 4Q24 compared with core earnings of $30 million in 4Q23. The $72 million decrease in core earnings was primarily driven by the charge for GMT and higher interest on capital allocated to operating segments, Asia, Global WAM and the U.S.
The table below presents net income attributed to shareholders consisting of core earnings and the items excluded from core earnings.

For the quarters ended December 31,
($ millions)	2024	2023
Core earnings	$1,907	$1,773
Items excluded from core earnings:
Market experience gains (losses)(1)	(192)	(133)
Realized gains (losses) on debt instruments	(43)	(51)
Derivatives and hedge accounting ineffectiveness	40	34
Actual less expected long-term returns on public equity	(113)	182
Actual less expected long-term returns on ALDA	(97)	(381)
Other investment results	21	83
Changes in actuarial methods and assumptions that flow directly through income	-	119
Restructuring charge(2)	(52)	(36)
Reinsurance transactions, tax-related items and other(3)	(25)	(64)
Total items excluded from core earnings	(269)	(114)
Net income (loss) attributed to shareholders	$1,638	$1,659
(1)Market experience was a net charge of $192 million in 4Q24 primarily reflecting lower-than-expected returns from public equity, lower-than-expected returns on ALDA driven by real estate investments, and net realized losses from the sale of debt instruments which are classified as FVOCI. These were partially offset by a gain from derivatives and hedge accounting ineffectiveness and other investment results. Market experience was a net charge of $133 million in 4Q23 primarily driven by lower-
than-expected returns on ALDA related to real estate and private equity investments, partially offset by higher-than-expected returns on public equity.
(2)In 4Q24, we reported a restructuring charge of $52 million post-tax ($67 million pre-tax) in Global WAM and Canada. In 4Q23, we reported a restructuring charge of $36 million post-tax ($46 million pre-tax) in Global WAM.
(3)The 4Q24 net charge of $25 million mainly included a $22 million for an investment impairment in Global WAM. The 4Q23 net charge of $64 million included a
$38 million for an investment impairment in Asia and a charge for tax-related true-ups of $23 million.
Net income attributed to shareholders by segment are presented in the following tables.

Net income (loss) attributed to shareholders by segment	Quarterly Results
($ millions)	4Q24	4Q23
Asia	$583	$615
Canada	439	365
U.S.	103	198
Global Wealth and Asset Management	384	365
Corporate and Other	129	116
Total net income (loss) attributed to shareholders	$1,638	$1,659
Expense efficiency ratio
The expense efficiency ratio was 44.4% in 4Q24, compared with 45.5% in 4Q23. The 1.1 percentage point decrease in the ratio compared with 4Q23 reflects a 7% increase in pre-tax core earnings, and a 3% increase in core expenses. The increase in core expenses was driven by higher workforce-related costs, including higher performance-related costs, and the inclusion of ongoing operating expenses related to our acquisition of the CQS business.
Total general expenses in 4Q24 increased 13% on an actual exchange rate basis and 11% on a constant exchange rate basis compared with 4Q23 driven by the items noted above related to the increase in core expenses, as well as a reallocation of expenses from directly attributable maintenance to general expense, higher restructuring charges in Global WAM and
Canada. General expenses excluded from core earnings consisted primarily of restructuring charges in Global WAM and
Canada in 4Q24, and a restructuring charge in Global WAM in 4Q23.
1  Asia Other excludes Hong Kong and Japan.

Business Performance

As at and for the quarters ended December 31, ($ millions, unless otherwise stated)	2024	2023
Asia APE sales	$1,661	$995
Canada APE sales	376	363
U.S. APE sales	211	192
Total APE sales	2,248	1,550
Asia new business value	585	417
Canada new business value	168	139
U.S. new business value	89	74
Total new business value	842	630
Asia new business CSM	586	414
Canada new business CSM	116	70
U.S. new business CSM	140	142
Total new business CSM	842	626
Asia CSM net of NCI	15,540	12,617
Canada CSM	4,109	4,060
U.S. CSM	2,468	3,738
Corporate and Other CSM	10	25
Total CSM net of NCI	22,127	20,440
Post-tax CSM net of NCI	19,682	17,748
Global WAM gross flows ($ billions)	43.5	35.1
Global WAM net flows ($ billions)	1.2	(1.3)
Global WAM assets under management and administration ($ billions)	1,031.1	849.2
Global WAM total invested assets ($ billions)	9.7	7.1
Global WAM segregated funds net assets ($ billions)	291.9	248.1
Total assets under management and administration ($ billions)	1,608.0	1,388.8
Total invested assets ($ billions)	442.5	417.2
Total net segregated funds net assets ($ billions)	436.0	377.5
APE sales were $2.2 billion in 4Q24, an increase of 42% compared with 4Q23, NBV was $842 million in 4Q24, an increase of 31% compared with 4Q23, and New business CSM was $842 million in 4Q24, an increase of 32% compared with 4Q23.
•In Asia, APE sales increased 63% compared with 4Q23, driven by growth in Hong Kong, Japan and Asia Other1.
Combined with business mix, this led to 38% and 37% increases in new business CSM and NBV, respectively, compared with 4Q23.
•In Canada, APE sales increased 4% reflecting strong sales growth in participating life insurance and segregated fund products partially offset by lower Group Insurance sales. NBV increased 21% from sales growth in Individual Insurance and higher margins in across all insurance products. New business CSM increased 66% driven by higher sales volumes in Individual Insurance and segregated fund products.
•U.S. APE sales and NBV increased 7% and 17%, respectively, driven by increased demand from affluent customers for accumulation insurance products. New business CSM decreased 5% driven by product mix and the impact of interest rates, partially offset by higher sales volumes.
Global WAM net inflows were $1.2 billion in 4Q24 compared with net outflows of $1.3 billion in 4Q23.
•Net outflows in Retirement were $1.9 billion in 4Q24 compared with net outflows of $2.5 billion in 4Q23, primarily driven by the non-recurrence of a large-case retirement plan redemption in the U.S. and higher member contributions, partially offset by higher withdrawals.
•Net inflows in Retail were $1.3 billion in 4Q24 compared with net outflows of $1.0 billion in 4Q23, driven by increased demand for investment products amid a constructive equity market and improved investor sentiment.
•Net inflows in Institutional Asset Management were $1.8 billion compared with net inflows of $2.1 billion in 4Q23, as higher net flows from fixed income mandates were more than offset by lower net flows in equity mandates.

41	2024 Annual Report	Management’s Discussion and Analysis
9.    Risk Management and Risk Factors
This section provides an overview of our overall risk management approach along with detailed description of specific risks.
Enterprise Risk Management Framework
Our approach to risk management is governed by our Enterprise Risk Management (“ERM”) Framework. The ERM
Framework is a foundational, holistic, compliant, integrated, and adaptive approach to understanding and managing risk while balancing the need to remain competitive. This structure is designed to provide guardrails on our risk profile while optimizing risk adjusted returns without compromising our ability to meet our commitments.
The ERM Framework is comprised of five interrelated components: Risk Taxonomy, Risk Appetite, Risk Governance, Risk
Process, and Risk Culture.
Risk Taxonomy
Our businesses and operations expose Manulife to a broad range of risks. The Risk Taxonomy categorizes and defines these potentially material risks. It creates a common risk language and provides reasonable assurance that risks are consistently understood and managed.
The risks in the Risk Taxonomy are categorized in a mutually exclusive and collectively exhaustive manner, starting with five overarching categories (known collectively as “Principal Risks”): Strategic Risk, Market & Liquidity Risk, Credit & Investment
Risk, Product & Insurance Risk, and Operational Risk. The Principal Risks are further subdivided into subcategories, with increasing levels of granularity as appropriate. The following sections of the MD&A describe the risk management strategies and risk factors for each Principal Risk category. Additional risks not presently known to us or that are currently immaterial could impair our businesses, operations and financial condition in the future. If any such risks should occur, the trading price of our securities, including common shares, preferred shares and debt securities, could decline, and investors may lose all or part of their investment.
The Risk Taxonomy is a core element of the ERM Framework, supporting all other components. It provides the basis for policy and committee coverage (Risk Governance), enables risk identification (Risk Process), reasonably assures that Risk
Appetite Statements and Limits are established for material risks (Risk Appetite), and clarifies who is accountable for managing each risk (Risk Culture).
Risk Appetite
The Risk Appetite Framework (“RAF”) guides risk taking by establishing our Risk Appetite, which is the aggregate level of each type of risk we are prepared to accept in pursuit of our strategic priorities, as well as how much additional risk we can tolerate before reaching Risk Limits established by the risk committee of MFC’s board of directors (the “Board”).
The RAF creates a balanced view of risk and return that promotes sustainable growth and resilience, supports informed decision-making, and fosters prudent Risk Culture. The RAF is integral to the Board and management discussions and decision-making. They receive regular reports on the RAF’s effectiveness and compliance, including comparisons of actual results versus stated RAF measures, and notification of any limit breaches and corresponding action plans. Risk Appetite
Statements are designed to provide guardrails on our appetite for identified risks. Risk Appetite Statements regarding our
Principal Risks are summarized as follows:
•Strategic – Manulife accepts a total level of risk that provides a very high level of confidence to meeting stakeholder obligations while targeting an appropriate overall return to shareholders over time.
•Market & Liquidity – Market risks are acceptable when they are managed within specific risk limits and tolerances.
•Credit & Investment – Manulife believes a diversified portfolio reduces overall risk and enhances returns; therefore, it accepts credit and investment-related risks within appropriate limits.
•Product & Insurance – Manulife pursues product risks that add customer and shareholder value where there is competence to assess and monitor them, and for which appropriate compensation is received.
•Operational – Manulife accepts that operational risks are an inherent part of the business and are managed by implementing appropriate controls that provide reasonable assurance that we are within our risk thresholds and tolerances. Management will protect its business and customers’ assets through cost-effective operational risk mitigation.
Risk Governance
Risk Governance is intended to provide an organized, hierarchical approach to risk management oversight. It is articulated in policies and executed through a Three Lines Operating Model that is supported by a risk committee structure. Requirements, limits, and decisions are cascaded top-down; issues, escalations, and reporting are raised bottom-up.

Risk Committee Structure
The Board governs oversight of risk management and is supported by a dedicated Board Risk Committee (“BRC”).
Management is responsible for directing the Company’s operations within the authority delegated to them by the Board and
BRC, and for implementing their decisions in compliance with applicable laws and regulations.
Management has established an Executive Risk Committee (“ERC”), which strategically manages our global risk profile, and shapes our Risk Appetite and Risk Culture.
The ERC is supported by Risk Oversight Committees including Credit Committee, Product Oversight Committee, Global
Asset Liability Committee, Operational Risk Committee, Reinsurance Risk Oversight Committee, and Capital Outlook
Committee.
Segment Risk Committees have also been established, each with mandates similar to the ERC with a focus on the applicable segment (Asia, Canada, U.S., and Global WAM). All functional and segment risk oversight committees oversee our risks with independent chairs. These committees may further delegate oversight activities to various subcommittees.
Three Lines Operating Model
Management has established an operating model that separates duties between risk taking, risk oversight, and independent assurance as follows:
The First Line consists of the CEO, General Managers for the Segments and Business Units (“Business Management”),
Group Function Heads (“Group Functions”), and their respective teams. Business Management and Group Functions are accountable for maintaining an effective control environment, managing risks arising from everyday operations, and overseeing the execution of the business strategy. They have a responsibility to identify, assess, manage, monitor, and report on their risk exposures, and to sufficiently document these activities.
The Second Line consists of oversight functions, which provide objective assessments to the Board and BRC. These include the Chief Risk Officer (“CRO”) who leads the Global Risk Management (“GRM”) function, the Global Compliance Chief who leads the Global Compliance function, and the Chief Actuary who leads the Actuarial function. Collectively, these oversight functions design and implement policies and procedures to independently identify, assess, monitor, and report on risks. They have a responsibility to oversee and objectively challenge the effectiveness of First Line risk management and internal controls; to determine whether operations, results and risk exposures are consistent with Risk Appetite; and to sufficiently document their Second Line oversight and objectives assessments.
The Third Line consists of the Chief Auditor and the Audit & Advisory Services team, which provides independent assurance to the Board and management on the effectiveness of internal controls, risk management, and governance processes.
Risk Process
The Risk Process involves the First Line managing risk in alignment with the RAF and within Risk Limits, and the Second
Line overseeing risk management and providing objective challenge. It entails the First Line and the Second Line independently identifying, assessing, monitoring, and reporting on our current risk profile and our risk profile under stressed conditions at both the segment and Company levels, with appropriate controls and documentation.
Risk Identification
Risk identification is the first step in the Risk Process. Given the constantly evolving operating environment, risk identification is an ongoing process conducted using a risk based approach that considers risk exposure size, likelihood of the risk occurring, and its impact.
Risks within the Company’s strategic and business plans are identified and assessed for alignment with Risk Appetite at least annually.
Risk identification distinguishes between the identification of risk events, their drivers, and their impacts. Multiple different drivers can contribute to or result in the same risk event. One risk event can result in multiple different impacts.
Understanding the difference between drivers, risk events, and impacts results in a more effective control environment.
Risk Assessment
Risk assessment involves granular understanding of the probability of a risk event occurring as well as the potential impacts it may have. Risk assessment must be current, timely, and of sufficient granularity and quality to support decision-making. It can leverage both quantitative approaches and qualitative perspectives. On a Company-wide basis, multiple approaches are used to assess risk in aggregate.
Risk Management
Risks are effectively managed to an acceptable level. The First Line establishes processes and controls for managing risks arising from their activities within stated Risk Appetite, which can include risk avoidance, risk acceptance, risk mitigation, and risk transfer techniques. The Second Line is intended to provide an independent oversight and objective challenge.

43	2024 Annual Report	Management’s Discussion and Analysis
Risk Monitoring
Risk exposures fluctuate over time. We monitor risk exposures on an ongoing basis and take appropriate action to keep exposures within the range of Risk Appetite. At times, risk exposures may move beyond Risk Appetite into the tolerance range and in those circumstances, we act to further mitigate or transfer the risk to avoid a breach of our Risk Limits.
Risk Reporting
The Company produces Risk Reporting that is accurate, timely, comprehensive and of sufficient quality, clarity, and granularity so that it can be relied upon for decision-making.
Risk Culture
The Company is committed to a set of shared values, which reflect our culture, inform our behaviours, actions, and decisions, and help define how we work together. Refer to “Enterprise Strategy” above for more information on our values.
Risk Culture is a subset of the Company’s culture; it reflects norms of behaviours, actions, and decisions in relation to risk awareness, risk taking, and risk oversight. A sound Risk Culture balances risk-return to remain within Risk Appetite and in alignment with the ERM Framework. It emphasizes the importance of maintaining an effective control environment. It promptly detects and remediates policy/limit breaches and operational incidents, and then follows up to understand root causes, enhances preventative and detective controls, and takes appropriate disciplinary action if warranted.
In alignment with regulatory expectations and international standards, we believe that the combination of Risk Governance,
Risk Appetite, and aligned compensation programs sets the foundation for sound Risk Culture including the core elements of
Tone from the Top, Accountability, Communication and Challenge, and Compensation and Incentives.
•Tone from the Top is set by the Board and management through effective communication and the example of their own behaviours, actions, and decisions.
•Clear Accountability is defined for the First Line to understand and manage risk in alignment with the RAF, which is reinforced by Risk Governance throughout the Risk Process.
•An environment of open Communication and effective Challenge exists in which decision-making processes encourage a range of views, stimulate a positive critical attitude, and encourage constructive engagement, allowing for the identification, escalation, and resolution of issues.
•Compensation and Incentives encourage appropriate risk taking, and are designed to reward behaviours, actions, and decisions that are aligned with the ERM Framework.
We foster a sound Risk Culture that promotes integrity and risk awareness. We balance the level of risk with obligations to our stakeholders. We incentivize behaviours, actions and decisions that achieve consistent and sustainable performance over the long-term. Our values support our Risk Culture by creating an environment where we communicate openly, raise issues proactively, take accountability, and make decisions that align to the ERM Framework.
Risk Profile and Stress Testing
Regular and timely stress testing, including sensitivity testing and scenario testing, is designed to facilitate risk identification and assessment, which contributes to the establishment of risk mitigation plans and control. Stress testing supports strategic decision-making and assesses the impact of severe but plausible events on our risk profile. Subject to the specific stress test, it can inform:
•Evaluation of implications on earnings and capital;
•Evaluation of the Company’s liquidity profile;
•Identification of potential portfolio vulnerabilities;
•The establishment of the Company’s internal capital target ratios; and
•Validation of contingency plans.
A range of stress tests are regularly considered. On a regular basis, the Second Line establishes the parameters of stress testing with the involvement of the First Line to determine appropriate scenario definitions and assumptions. Ad hoc stress testing is often developed in response to changes in the environment or to aid management, BRC and the Board in decision-
making. For key exposures, stress testing is performed at least annually.
Strategic Risk
Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy that allows us to effectively compete in the markets in which we operate, or to adapt to change in the external business, political or regulatory environment.
We compete for customers with both insurance and non-insurance companies. Customer loyalty and retention, and access to distributors, are important to the Company’s success and are influenced by many factors, including our distribution practices and regulations, service levels including digital capabilities, investment performance, and our financial strength ratings and reputation. Our ability to effectively compete is highly dependent upon being quick to react and adapt to changes from the external environment while continuing to proactively drive innovation.

Strategic Risk Management Strategy
While the Board approves the overall strategy of the Company, the CEO and Executive Leadership Team establish and oversee execution of business strategies and have accountability to understand and manage the risks embedded in these strategies. They are supported by several processes:
•Strategic business, risk, and capital planning that is reviewed with the Board, Executive Leadership Team, and the ERC;
•Performance and risk reviews of all key businesses with the CEO and reviews with the Board;
•Risk based capital allocation designed to encourage a consistent decision-making framework across the organization;
and
•Review and approval of significant acquisitions and divestitures by the CEO and Deal Committee and, where appropriate, the Board.
Reputation Risk
Our reputation is among our most valuable assets. Our Risk Management Principles compel us to protect our reputation and brand. Our RAF reinforces this expectation, making reputational impact a central consideration in defining Risk Appetite.
Reputation risk is the risk that the Company’s corporate reputation may be eroded by adverse publicity, real or perceived, as a result of business practices of the Company or its representatives, potentially resulting in damage to the Company’s franchise value.
Reputation risk may arise from both internal and external drivers. This transverse nature of reputation risk, which can be a casual risk driver, a risk event, or an impact arising from other risks, means that understanding and managing it cannot be done in isolation. Reputation risk identification, assessment and monitoring processes and practices are embedded in:
•Business operations and management decisions;
•Governance and mitigation/control processes, including within the Crisis Management Framework, and stress, scenario, and evolving risk monitoring process;
•Impact analysis of changes in society, social media, and political and regulatory factors;
•Regular amendments to the Code of Business Conduct and Ethics for review and sign off, as well as disclosure of conflicts of interest by employees and directors; and
•Inclusion of the Code of Business Conduct and Ethics and explicit discussion of corporate reputation as a valued asset within training materials.
Environmental, Social and Governance Framework
Environmental, social and governance (“ESG”) issues may impact our investments, underwriting, and operations, which could lead to adverse financial, operational, legal, reputational, or brand value risks for Manulife due to our actual or perceived actions, or inaction in relation to ESG issues.
The Board’s Corporate Governance and Nominating Committee (“CGNC”) oversees Manulife’s ESG framework, including matters related to climate change strategy and disclosures. On a regular basis, the CGNC is updated on relevant ESG topics, including our progress against the commitments set out in Manulife’s Climate Action Plan. Each member of the CGNC also participates in at least one externally facilitated ESG-related education session every two years. The CGNC’s oversight complements Manulife’s Executive Sustainability Council (“ESC”), which consists of the CEO, the Chief Sustainability Officer, the CRO and other members of the Executive Leadership Team. As part of its mandate, the ESC is responsible for guiding the development and execution of our climate strategy, including climate-related risk management activities. The ESC meets monthly and is supported by the Sustainability Centre of Expertise (“CoE”), which consists of corporate function and business unit leads tasked with integrating sustainability into our business practices. Manulife’s Climate Change working groups, consisting of cross-functional teams, are responsible for the execution of the Climate Action Plan and manage climate-related performance and disclosures. Additionally, our global executive Diversity, Equity and Inclusion (“DEI”) Council, which includes members of the Executive Leadership Team and is chaired by the CEO, meets quarterly and guides, supports, and facilitates the implementation of our DEI strategy, encourages innovative thinking about DEI challenges and opportunities, and drives and builds accountability for DEI throughout the organization.
Climate Risk Management Strategy
Consistent with the International Sustainability Standards Board’s IFRS S2 “Climate-related Disclosures” standard which leverages the Taskforce on Climate-Related Financial Disclosures framework, Manulife defines climate-related risks as the potential negative impacts from climate change, which may be experienced directly (e.g., through financial loss) or indirectly
(e.g., through reputational harm), resulting from the physical impacts of climate change or the transition to a low-carbon economy.
Climate change impacts can manifest across a diverse set of pathways, with the potential to impact any of our principal risks, including strategic, market & liquidity, credit & investment, product, and operational risk, as well as legal and reputational risk.
We view climate as a transverse driver of our existing principal risks. Failure to adequately prepare for the potential impacts of climate change can have material adverse impacts on our balance sheet or our ability to operate.
In response, we have enhanced the integration of climate-related risk drivers into our ERM Framework with an aim of ensuring that they are managed in a manner consistent with our approach to risk management. Our Environmental Risk

45	2024 Annual Report	Management’s Discussion and Analysis
Policy and other relevant policies and standards are used to guide business operations on climate risk identification and assessment. GRM continues to enhance risk management practices to consider the potential impacts from climate-related risk, including in our investment decision-making processes, life insurance underwriting due diligence, and assessment of operational risks and controls.
For additional information regarding strategic risks associated with Manulife’s sustainability commitments, see “Strategic Risk
Factors – We may not be able to achieve our sustainability commitments, or our commitments may not meet the expectations of stakeholders or regulators”. For an overview of our approach to transitioning to a lower-carbon economy and associated risk management strategies, please see our “Climate Action Implementation Plan Report”. Please also see our annual
“Sustainability Report”, published in the second quarter of each year, for details on our alignment with requirements in OSFI
Guideline B-15 – Climate Risk Management, including our climate risk management and governance practices, as well as our
ESG performance.
Strategic Risk Factors
We may not be successful in executing our business strategies or these strategies may not achieve our objectives.
•The global environment has a significant impact on our financial plans and ability to implement our business strategy.
•Our business strategy and associated financial plans are developed by considering forecasts of economic growth. Actual economic growth can be significantly impacted by the macroeconomic environment and can deviate significantly from forecasts, thus impacting our financial results and the ability to implement our business strategy.
•Operations in new markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local economic and market conditions.
•Changes in the global environment can also have a significant impact on financial markets, including movements in interest rates, spreads on fixed income assets, and returns on public equity and ALDA investments. Our financial plan, including income, balance sheet, and capital projections are based on certain assumptions with respect to future interest rates and spreads on fixed income assets, and future returns from our public equity and ALDA investments. Actual experience is highly variable and can deviate significantly from our assumptions, thus impacting our financial results. For example, for changes to interest rates, please refer to the risk factor “Prolonged changes in market interest rates may impact our net income attributed to shareholders and capital ratios”.
•The spending and savings patterns of our customers can evolve, impacting the products and services we offer to our customers.
•Customer behaviour and emergence of claims on our liabilities can change. For example, a prolonged period of economic weakness in certain markets may adversely impact policyholders’ behaviour (such as higher withdrawals, lapses, lower premium deposits, and lower policy persistency than anticipated), increase expenses and cost of funding, along with other adverse impacts from continued uncertainty in our operating environment as noted in the Market &
Liquidity Risk Factors section.
•A rise in geopolitical tensions and political risk either within or outside of jurisdictions in which we operate can trigger changes in the global environment, overall regulatory landscape, and consumer behaviour, which can have various impacts across our business. For example, economic sanctions imposed on a country could adversely impact our ability to achieve specific business objectives. Military conflicts could drive financial and economic dislocations across global capital markets, supply chains or commodity markets. See also “Operational Risk Factors – Our operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition.”
Adverse publicity, litigation or regulatory action resulting from our business practices or actions by our employees, representatives and/or business partners, could erode our corporate image and damage our franchise value and/or create losses.
•Manulife’s reputation is one of its most valuable assets. Harm to a company’s reputation is often a consequence of risk control failure. Manulife’s reputation could also be harmed by the actions of third parties with whom we do business. Our representatives include affiliated broker-dealers, agents, wholesalers and independent distributors, such as broker-
dealers and banks, on whose services and representations our customers rely. Business partners include, among others, joint venture partners and third parties to whom we outsource certain functions and that we rely on to fulfill various obligations.
•If any of these representatives or business partners fail to adequately perform their responsibilities, or monitor their own risks, these failures could affect our business reputation and operations. While we seek to maintain adequate internal risk management policies and procedures and protect against performance failures, events may occur involving our representatives or our business partners that could cause us to lose customers or cause us or our representatives or business partners to become subject to legal, regulatory, economic or trade sanctions, which could have a material adverse effect on our reputation, our business, and our results of operations. For further discussion of government regulation and legal proceedings refer to “Government Regulation” in MFC’s Annual Information Form dated
February 19, 2025 and note 18 of the 2024 Annual Consolidated Financial Statements.

Our businesses are heavily regulated, and changes in regulation or laws, or in the interpretation or enforcement of regulation and laws, may reduce our profitability and limit our growth.
•Our operations are subject to a wide variety of insurance and other laws and regulations including with respect to financial crimes (which include, but are not limited to, money laundering, bribery and economic or trade sanctions), privacy, market conduct, consumer protection, business conduct, prudential and other generally applicable non-financial requirements. Legislators, regulators and self-regulatory or government authorities in Canada, the United States, Asia and other jurisdictions regularly re-examine existing laws, regulations, rules and standards applicable to insurance companies, investment advisors, broker-dealers and their products. Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations or in the interpretation or enforcement thereof, may materially increase our direct and indirect compliance costs and other expenses of doing business, thus having a material adverse effect on our results of operations and financial condition.
•Future regulatory capital, actuarial and accounting changes, including changes with a retroactive impact, could have a material adverse effect on the Company’s consolidated financial condition, results of operations and regulatory capital both on transition and going forward. In addition, such changes could have a material adverse effect on the Company’s position relative to that of other Canadian and international financial institutions with which Manulife competes for business and capital.
•In Canada, MFC and its principal operating subsidiary, MLI, are governed by the Insurance Companies Act (Canada)
(“ICA”). The ICA is administered, and the activities of the Company are supervised, by the Office of the Superintendent of
Financial Institutions (“OSFI”). MLI is also subject to regulation and supervision under the insurance laws of each of the provinces and territories of Canada. Regulatory oversight is vested in various governmental agencies having broad administrative power with respect to, among other things, dividend payments, capital adequacy and risk based capital requirements, asset and reserve valuation requirements, permitted investments and the sale and marketing of insurance contracts. OSFI has an expanded mandate to supervise institutions to determine whether they have adequate policies and procedures to protect against threats to integrity and security, including foreign interference. In general, OSFI has increased their supervisory focus on other non-financial risks, which has led to new or enhanced regulations, including conduct risk, third party risk, cybersecurity, and operational resilience. These regulations focus on protecting policyholders, beneficiaries, and the stability of the Canadian financial system, rather than investors and may adversely impact shareholder value.
•Some recent examples of regulatory and professional standard developments, which could impact our net income attributed to shareholders and/or capital position are provided below.
oA new Segregated Fund Guarantees LICAT capital framework became effective on January 1, 2025. The new framework includes adjustments to the available capital calculation, adjustments to the Base Solvency Buffer and the inclusion of transition measures. We continue to meet OSFI’s requirements and maintain capital in excess of regulatory expectations.
oThe International Association of Insurance Supervisors (“IAIS”) announced the adoption of a new global Insurance
Capital Standard (“ICS”) at their annual conference in December 2024. LICAT continues to provide an appropriate risk based measure of group capital in Canada and we do not expect any impact from the adoption of ICS by IAIS.
oThe National Association of Insurance Commissioners (“NAIC”) continues to review and revise reserving and capital methodologies as well as the overall risk management framework as required to keep pace with an evolving landscape. These reviews will affect U.S. life insurers, including John Hancock, and could lead to increased reserving and/or capital requirements for our business in the U.S. In addition, in December 2020 the NAIC adopted a group capital calculation (“GCC”) and amendments to the NAIC Insurance Holding Company System Regulatory Act
which exempt certain insurance holding groups, including John Hancock and Manulife, from the requirements relating to the GCC. In Michigan, which is the lead state for NAIC regulation of John Hancock, the Michigan
Insurance Code was recently amended to adopt the NAIC GCC model language and the Michigan Department of
Insurance and Financial Services (“DIFS”) has promulgated the implementation rules. As the Canadian group-wide supervisor, OSFI has been working with the NAIC to achieve mutual recognition and treatment of the Canadian group supervision and regulatory framework. Mutual recognition will avoid redundant group oversight at the John
Hancock level by U.S. regulators, and Manulife and John Hancock have taken a leadership role to ensure the NAIC process could accommodate a process that OSFI could and would undertake. In the fall of 2024, the NAIC’s Mutual
Recognition of Jurisdictions (E) Working Group and the Financial Condition (E) Committee reviewed and recommended Canada / OSFI as a Recognized and Accepted Jurisdiction. The NAIC Commissioners then adopted the E Committee recommendation on December 18, 2024. Accordingly, we should have no future obligations for annual GCC filing waiver requests with Michigan DIFS.
oThe use of asset-intensive reinsurance, where investment risk is transferred to the reinsurer along with insurance risk, has been the subject of increased focus by insurance authorities in several jurisdictions. NAIC is considering additional guidelines regarding the use of asset-intensive reinsurance and it, or other insurance regulatory authorities, may in the future impose additional rules or standards. New guidelines or regulatory requirements may impact the reinsurance market and limit the availability of asset-intensive reinsurance, increase its cost, or reduce the capital or risk management benefits of such reinsurance in a manner that could have a material impact on
Manulife.
oRegulators in various jurisdictions in which we operate continue to reform their respective capital regulations. We continue to closely monitor the developments.

47	2024 Annual Report	Management’s Discussion and Analysis
•Increasingly, global financial regulators are promulgating guidance and rules related to climate change and its potential impacts on financial services firms. OSFI, the SEC and several regulators across Asia have been engaging industry to assess the impacts of climate change and to set expectations on establishing climate transition plans, including ensuring effective risk management and governance structures to manage climate change-related risks, and have begun releasing guidance and disclosure requirements. There are also increasing expectations from investors, regulators, and other stakeholders to provide comparable, decision-useful data and reporting on climate change-related risks and opportunities, including performance metrics such as an organization’s Scope 1, 2 and 3 carbon emissions. Regulatory disclosure requirements are guided by private sector bodies, where there is a convergence in the industry around sustainability reporting frameworks. The IFRS Foundation’s International Sustainability Standards Board (“ISSB”) is one such body and has published draft standards for a comprehensive global baseline of sustainability disclosures for capital markets.
•In the United States, state insurance laws regulate most aspects of our business, and our U.S. insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and the states in which they are licensed. State laws grant insurance regulatory authorities broad administrative powers with respect to, among other things: licensing companies and agents to transact business; calculating the value of assets to determine compliance with statutory requirements; mandating certain insurance benefits; regulating certain premium rates; reviewing and approving policy forms; regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements; regulating advertising; protecting privacy; establishing statutory capital and reserve requirements and solvency standards; fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts; approving changes in control of insurance companies; restricting the payment of dividends and other transactions between affiliates; and regulating the types, amounts and valuation of investments. Changes in any such laws and regulations, or in the interpretation or enforcement thereof by regulators, could significantly affect our business, results of operations and financial condition.
•Currently, the U.S. federal government does not directly regulate the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect state regulated insurance companies.
These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation, and taxation. In addition, under the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-
Frank”), the U.S. Board of Governors of the Federal Reserve has supervisory powers over non-bank financial companies that are determined to be systemically important.
•Insurance guaranty associations in Canada and the United States have the right to assess insurance companies doing business in their jurisdiction for funds to help pay the obligations of insolvent insurance companies to policyholders and claimants. Typically, an insurer is assessed an amount related to its proportionate share of the line of business written by all insurers in the relevant jurisdiction. Because the amount and timing of an assessment is beyond our control, the liabilities that we have currently established for these potential liabilities may not be adequate, particularly if there is an increase in the number of insolvent insurers or if the insolvent insurers operated in the same lines of business and in the same jurisdictions in which we operate.
•Manulife operates in numerous jurisdictions in Asia. These operations are subject to the regulations and laws in each local jurisdiction, with the structure or model for oversight of insurance differing by jurisdiction. We are encouraged to see further regional economic and trade integration in Asia, with most jurisdictions supportive of foreign investment and many regulators’ increasing willingness to benchmark domestic law and regulation against international standards and best practices. However, the increasing geopolitical complexity, rising political and regulatory uncertainty, and regulatory tightening in some jurisdictions have created heightened complexity and risk for Manulife to mitigate and navigate, which may adversely impact shareholder value.
•While many of the laws and regulations to which we are subject are intended to protect policyholders, beneficiaries, depositors and investors in our products and services, others also set standards and requirements for the governance of our operations. Failure to comply with applicable laws or regulations could result in financial penalties or sanctions, and damage our reputation.
•All aspects of Manulife’s Global WAM businesses are subject to various laws and regulations around the world. These laws and regulations are primarily intended to protect investment advisory clients, investors in registered and unregistered funds, and clients of Manulife’s global retirement businesses. Agencies that regulate investment advisors, investment funds and retirement plan products and services have broad administrative powers, including the power to limit, restrict or prohibit the regulated entity or person from carrying on business if it fails to comply with such laws and regulations.
Possible sanctions for significant compliance failures include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment advisor and other registrations and censures and fines both for individuals and Manulife, along with the resulting damage to our reputation.
•From time to time, regulators raise issues during examinations or audits of Manulife that could have a material adverse impact on us. We cannot predict whether or when regulatory actions may be taken that could adversely affect our operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relationships with regulatory authorities and our ability to execute our business strategies and plans. For further discussion of government regulation and legal proceedings refer to “Government Regulation” in
MFC’s Annual Information Form dated February 19, 2025 and note 18 of the 2024 Annual Consolidated Financial
Statements. See also “Operational Risk Factors – Our operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition” for further discussion on the impact to our operations.
1  See “Caution regarding forward-looking statements” above.

Changes to International Financial Reporting Standards could have a material impact on our financial results.
•New standards or modifications to existing standards could have a material adverse impact on our financial results and regulatory capital position (the regulatory capital framework in Canada uses IFRS as a base). Additionally, any mismatch between the underlying economics of our business and new accounting standards could have significant unintended negative consequences on our business model and potentially affect our customers, shareholders and our access to capital markets.
Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change the value of our deferred tax assets and liabilities as well as our tax assumptions included in the valuation of our insurance and investment contract liabilities. This could have a material adverse effect on our business, results of operations and financial condition1.
•Many of the products that the Company sells benefit from one or more forms of preferred tax treatment under current income tax regimes. For example, the Company sells life insurance policies that benefit from the deferral or elimination of taxation on earnings accrued under the policy, as well as permanent exclusion of certain death benefits that may be paid to policyholders’ beneficiaries. We also sell annuity contracts that allow the policyholders to defer the recognition of taxable income earned within the contract. Other products that the Company sells, such as certain employer-paid health and dental plans, also enjoy similar, as well as other, types of tax advantages. The Company also benefits from certain tax benefits, including tax-exempt interest, dividends-received deductions, tax credits (such as foreign tax credits), and favourable tax rates and/or income measurement rules for tax purposes.
•There is risk that tax legislation could be enacted that would lessen or eliminate some or all of the tax advantages currently benefiting the Company or its policyholders or its other clients. This could occur in the context of deficit reduction or other tax reforms. The effects of any such changes could result in materially lower product sales, lapses of policies currently held, and/or our incurrence of materially higher corporate taxes, any of which could have a material adverse effect on our business, results of operations and financial condition.
•Additionally, the Company may be required to change its provision for income taxes or carrying amount of deferred tax assets or liabilities if the characterization of certain items is successfully challenged by taxing authorities or if future transactions or events, which could include changes in tax laws, tax regulations or interpretations of such laws or regulations, occur. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.
•In 2021, 136 of the 140 members of the Organization for Economic Co-Operation and Development / G20 Inclusive
Framework agreed on a two-pillar solution to address tax challenges from the digital economy, and to close the gaps in international tax systems. These include a new approach to allocating certain profits of multinational entities amongst countries and a global minimum income tax rate of 15%. On June 20, 2024, the Canadian government further affirmed its commitment to these tax reforms by passing the Global Minimum Tax (“GMT”) Act into law. Canada’s GMT applies retroactively to fiscal periods commencing on or after December 31, 2023, resulting in a GMT expense of $231 million recorded for the year. While numerous variables contribute to the determination of our GMT liability, we generally expect that it will increase the effective tax rate by approximately 2 to 3 percentage points. Furthermore, the subsequent adoption of GMT by other countries in which we operate is likely to impact the tax jurisdictions in which our GMT liabilities will arise, but it should not have an effect on our overall GMT liability, as any higher local country taxes should reduce our
GMT payable to Canada.
•On January 31, 2025, the Canadian government announced its intention to increase the capital gains inclusion rate from
50% to 66.67%, effective January 1, 2026. Most of Manulife's investments are not treated as capital property, however, and therefore we do not expect to be materially affected by this tax change. For investments treated as capital properties, the increased effective tax rate on capital gains would result in a modest increase in the deferred tax liabilities on such investments with accrued gains.
•The U.S. Inflation Reduction Act of 2022 includes a 15% minimum tax based on financial statement income, starting in 2023.
Many related regulations remain to be finalized to clarify how the tax will operate, but at this time we do not expect our IFRS effective tax rate to be materially affected by this new tax, though the timing of cash tax payments could be accelerated.
•On December 27, 2023, Bermuda enacted a 15% domestic corporate income tax regime applicable to large multinational entities that will come into force in 2025. Bermuda has also introduced a transition process intended to phase in the tax impact to affected taxpayers over a number of years. There are no immediate consequences to Manulife from the passage of this tax reform and the longer-term impact on the Company’s income tax expense is not expected to be material.
Access to capital may be negatively impacted by market conditions.
•Disruptions, uncertainty or volatility in the financial markets may limit or delay our access to the capital markets to raise capital required to operate our business, satisfy regulatory capital requirements or meet our refinancing needs. Under extreme conditions, we may be forced, among other things, to delay raising capital, issue different types of capital than we would otherwise under normal conditions, issue shorter-term securities than we prefer, or issue securities that bear an unattractive cost of capital which could decrease our financial flexibility, profitability, and/or dilute our existing shareholders.

49	2024 Annual Report	Management’s Discussion and Analysis
As a holding company, MFC depends on the ability of its subsidiaries to transfer funds to MFC to meet its obligations and pay dividends. Subsidiaries’ remittance of capital depends on subsidiaries’ earnings, regulatory requirements and restrictions, and macroeconomic and market conditions.
•MFC is a holding company and relies on dividends and interest payments from our insurance and other subsidiaries as the principal source of cash flow to meet MFC’s obligations and pay dividends. As a result, MFC’s cash flows and ability to service its obligations are dependent upon the earnings of its subsidiaries and the distribution of those earnings and other funds by its subsidiaries to MFC. Substantially all of MFC’s business is currently conducted through its subsidiaries.
•The ability of MFC’s insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings, macroeconomic and market conditions, and their respective local regulatory requirements and restrictions, including capital adequacy and requirements, exchange controls and economic or trade sanctions.
•MFC’s insurance subsidiaries are subject to a variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries in that jurisdiction first and foremost, rather than investors.
These subsidiaries are generally required to maintain solvency and capital standards as set by their local regulators and may also be subject to other regulatory restrictions, all of which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC.
•Potential changes to regulatory capital and actuarial and accounting standards could also limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a material adverse effect on internal capital mobility.
We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write, or to pursue actions that would support capital needs but adversely impact our subsequent earnings potential. In addition, the timing and outcome of these initiatives could have a significantly adverse impact on our competitive position relative to that of other Canadian and international financial institutions with which we compete for business and capital.
•The Company seeks to maintain capital in its regulated subsidiaries in excess of the minimum required in all jurisdictions in which the Company does business. The minimum requirements in each jurisdiction may increase due to regulatory changes and we may decide to maintain additional capital in our operating subsidiaries for competitive reasons, to fund expected growth of the business or to deal with changes in the risk profile of such subsidiaries. Any such increases in the level of capital may reduce the ability of the operating companies to pay dividends.
•The payment of dividends to MFC by MLI is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing: (i) the company does not have adequate capital and adequate and appropriate forms of liquidity; or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any order made to the company by the Superintendent. All of our U.S. and Asian operating life insurance companies are subsidiaries of MLI.
Accordingly, a restriction on dividends from MLI would restrict MFC’s ability to obtain dividends from its U.S. and Asian businesses.
•Certain of MFC’s U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York and
Massachusetts, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to MLI.
•Our Asian insurance subsidiaries are also subject to restrictions in the jurisdictions in which these subsidiaries are domiciled which could affect their ability to pay dividends to MLI in certain circumstances.
The declaration and payment of dividends and the amount thereof is subject to change.
•The holders of common shares are entitled to receive dividends as and when declared by the Board, subject to the preference of the holders of Class A Shares, Class 1 Shares, Class B Shares (collectively, the “Preferred Shares”) and any other shares ranking senior to the common shares with respect to priority in payment of dividends. The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of MFC and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory and contractual restrictions on the payment of dividends by MFC and other factors deemed relevant by the Board of MFC. Although MFC has historically declared quarterly cash dividends on the common shares, MFC is not required to do so and the Board of
MFC may reduce, defer, or eliminate MFC’s common share dividend in the future.
•The foregoing risk disclosure in respect of the declaration and payment of dividends on the common shares applies equally in respect of the declaration and payment of dividends on the Preferred Shares, notwithstanding that the
Preferred Shares have a fixed rate of dividend.
•See “Government Regulation” and “Dividends” in MFC’s Annual Information Form dated February 19, 2025 for a summary of additional statutory and contractual restrictions concerning the declaration of dividends by MFC.
We may experience future downgrades in our financial strength or credit ratings, which may materially adversely impact our financial condition and results of operations.
•Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company’s ability to meet contract holder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of an issuer’s ability to meet the terms of its obligations in a timely manner and are important factors in a company’s overall funding profile and ability to access external capital. Ratings reflect the views held by each credit agency, which are subject to change based on various factors that may be within or beyond a company’s control.

•Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade, could adversely affect our operations and financial condition. A downgrade could, among other things, increase our cost of capital and limit our access to the capital and loan markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; increase our cost of hedging; unfavourably impact our ability to execute on our hedging strategies;
materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies and contracts we have issued; impact our ability to obtain reinsurance at reasonable prices or at all; and materially increase the number of withdrawals by policyholders of cash values from their policies and reduce new sales.
Competitive factors may adversely affect our market share and profitability.
•The insurance, wealth and asset management, and banking industries are highly competitive. Our competitors include other insurers, securities firms, investment advisors, asset managers, banks and other financial institutions. The rapid advancement of new technologies, such as blockchain, artificial intelligence (“AI”) (e.g., generative AI) and advanced analytics, may enable other non-traditional firms (e.g., big technology competitors providing financial products and services) to compete directly in the industry space, or offer services to our traditional competitors to enhance their value propositions. The rapid growth and availability of AI and generative AI technologies presents significant opportunities to enhance customer experience, improve business decisions, manage risk and drive operational efficiencies, however, there can be no assurances that the use of AI and generative AI technologies will have their intended effects, appropriately or sufficiently replicate certain outcomes, or accurately predict future events or exposures. The use of AI and generative AI technologies presents complex challenges, including balancing and mitigating potential risks posed by the development or deployment of AI technologies. Additionally, future legislation may restrict certain usage of AI models or technologies or data that feed into AI models or technologies, which could impact our ability to effectively use such models or technology.
•The impact from technological disruption may result in our competitors improving their customer experience, product offerings and business costs. Our competitors compete with us for customers, access to distribution channels such as brokers and independent agents, and for employees. In some cases, competitors may be subject to less onerous regulatory requirements, have lower operating costs or have the ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively or offer features that make their products more attractive. These competitive pressures could result in lower new business volumes and increased pricing pressures on a number of our products and services that may harm our ability to maintain or increase our profitability. Due to the highly competitive nature of the financial services industry, there can be no assurance that we will continue to effectively compete with our traditional and non-traditional industry rivals, and competitive pressure may have a material adverse effect on our business, results of operations and financial condition.
We may experience difficulty in marketing and distributing products through our current and future distribution channels.
•We distribute our insurance and wealth management products through a variety of distribution channels, including brokers, independent agents, broker-dealers, banks, wholesalers, affinity partners, other third-party organizations and our own sales force in Asia. We generate a significant portion of our business through individual third-party arrangements. We periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or relevant third parties. An interruption in our continuing relationship with certain of these third parties could significantly affect our ability to market our products and could have a material adverse effect on our business, results of operations and financial condition.
Industry trends could adversely affect the profitability of our businesses.
•Our business segments continue to be influenced by a variety of trends that affect our business and the financial services industry in general. The impact of the volatility and instability of the financial markets on our business is difficult to predict and the results of operations and our financial condition may be significantly impacted by general business and economic trends in the geographies in which we operate. These conditions include, but are not limited to, market factors, such as public equity, foreign currency, interest rate and other market risks, demographic shifts, consumer behaviours, and governmental policies (e.g., fiscal, monetary, and global trade). In addition, the future of global trade remains uncertain, as companies and countries look to decrease reliance on global supply chains and countries implement increased protectionist measures, including through protectionist trade policies and tariffs. Such policies and measures, and increasing economic nationalism could reshape global alliances and impact the economies in which we operate. The
Company’s business plans, results of operations, and financial condition have been negatively impacted in the past and may be negatively affected in the future.
We may face unforeseen liabilities or asset impairments arising from possible mergers with, or acquisitions and dispositions of, or strategic investments in, businesses or difficulties integrating acquired businesses.
•We have engaged in mergers with, acquisitions and dispositions of, or strategic investments in, businesses in the past and expect to continue to do so in the future as we may deem appropriate. There could be unforeseen liabilities or asset impairments, including goodwill impairments that arise in connection with the businesses that we may sell, have acquired, or may acquire in the future. In addition, there may be liabilities or asset impairments that we fail, or are unable, to discover in the course of performing due diligence investigations on acquisition targets. Furthermore, the use of our

51	2024 Annual Report	Management’s Discussion and Analysis
own funds as consideration in any acquisition would consume capital resources that would no longer be available for other corporate purposes.
•Our ability to achieve some or all of the benefits we anticipate from any mergers with, acquisitions and dispositions of, or strategic investments in, businesses will depend in large part upon our ability to successfully integrate the businesses in an efficient and effective manner. We may not be able to integrate the businesses smoothly or successfully, and the process may take longer than expected. The integration of operations may require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. Mergers with, acquisitions and dispositions of, or strategic investments in, operations outside of North America, especially any acquisition in a jurisdiction in which we do not currently operate, may be particularly challenging or costly to integrate. If we are unable to successfully integrate the operations of any acquired businesses, we may be unable to realize the benefits we expect to achieve as a result of the acquisitions and the results of operations may be less than expected.
If our businesses do not perform well, or if the outlook for our businesses is significantly lower than historical trends, we may be required to recognize an impairment of goodwill or intangible assets or to establish a valuation allowance against our deferred tax assets, which could have a material adverse effect on our results of operations and financial condition.
•Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net identifiable assets at the date of acquisition. Intangible assets represent assets that are separately identifiable at the time of an acquisition and provide future benefits such as the John Hancock brand.
•As outlined below under “Critical Actuarial and Accounting Policies – Goodwill and Intangible Assets”, goodwill and intangible assets with indefinite lives are tested at least annually for impairment at the cash generating unit (“CGU”) or group of CGUs level, representing the smallest group of assets that is capable of generating largely independent cash flows. As a result of the impact of economic conditions and changes in product mix and the granular level of goodwill testing under IFRS, additional impairment charges could occur in the future. Any impairment in goodwill would not affect
LICAT capital.
•If market conditions deteriorate in the future and, in particular, if MFC’s common share price is low relative to book value per share, if the Company’s actions to limit risk associated with its products or investments cause a significant change in any one CGU’s recoverable amount, or if the outlook for a CGU’s results deteriorate, the Company may need to reassess the value of goodwill and/or intangible assets which could have a material adverse effect on our results of operations and financial condition.
•Deferred income tax balances represent the expected future tax effects of the differences between the book and tax basis of assets and liabilities, loss carry forwards and tax credits. Deferred tax assets are recorded when the Company expects to claim deductions on tax returns in the future for expenses that have already been recorded in the financial statements.
•The availability of those deductions is dependent on future taxable income against which the deductions can be made.
Deferred tax assets are assessed periodically by management to determine if they are realizable.
•Factors in management’s determination include the performance of the business including the ability to generate gains from a variety of sources and tax planning strategies. If based on information available at the time of the assessment, it is determined that the deferred tax asset will not be realized, then the deferred tax asset is reduced to the extent that it is no longer probable that the tax benefit will be realized.
We may not be able to protect our intellectual property and may be subject to infringement claims.
•We rely on a combination of registrations, contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. In particular, we have invested considerable resources in promoting and protecting the brand names “Manulife” and “John Hancock” and expect to continue to do so. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. As the occurrence of potential infringements or misappropriations against our intellectual property increases, we may have to litigate more often to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.
•We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon its intellectual property rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, methods, processes or services. Any party that holds such a patent could make a claim of infringement against
us. We may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant liability for damages. If we were found to have infringed a third-party patent or other intellectual property rights, we could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

Applicable laws may discourage takeovers and business combinations that common shareholders of MFC might consider in their best interests.
•The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. In addition, under applicable U.S. insurance laws and regulations in states where certain of our insurance company subsidiaries are domiciled, no person may acquire control of MFC without obtaining prior approval of those states’ insurance regulatory authorities. These restrictions may delay, defer, prevent, or render more difficult a takeover attempt that common shareholders of MFC might consider in their best interests. For instance, they may prevent shareholders of MFC from receiving the benefit from any premium to the market price of MFC’s common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of MFC’s common shares if they are viewed as discouraging takeover attempts in the future.
Entities within the MFC group are interconnected which may make separation difficult.
•MFC operates in local markets through subsidiaries and branches of subsidiaries. These local operations are financially and operationally interconnected to lessen expenses, share and reduce risk, and efficiently utilize financial resources. In general, external capital required for companies in the Manulife group has been raised at the MFC level in recent years and then transferred to other entities primarily as equity or debt capital as appropriate. Other linkages include policyholder and other creditor guarantees and other forms of internal support between various entities, loans, capital maintenance agreements, derivatives, shared services and affiliate reinsurance treaties. Accordingly, the risks undertaken by a subsidiary may be transferred to or shared by affiliates through financial and operational linkages. Some of the consequences of this are:
oFinancial difficulties at a subsidiary may not be isolated and could cause material adverse effects on affiliates and the group as a whole.
oLinkages may make it difficult to dispose of or separate a subsidiary or business within the group by way of a spin-off or similar transaction and the disposition or separation of a subsidiary or business may not fully eliminate the liability of the Company and its remaining subsidiaries for shared risks. Issues raised by such a transaction could include: (i)
the Company cannot terminate, without policyholder consent, and in certain jurisdictions regulator consent, parental guarantees on in-force policies and therefore would continue to have residual risk under any such non-terminated guarantees; (ii) internal capital mobility and efficiency could be limited; (iii) significant potential tax consequences;
(iv) uncertainty about the accounting and regulatory outcomes of such a transaction; (v) obtaining any other required approvals; (vi) there may be a requirement for significant capital injections; and (vii) the transaction may result in increased sensitivity of net income attributed to shareholders and capital of MFC and its remaining subsidiaries to market declines.
We may not be able to achieve our sustainability commitments, or our commitments may not meet the expectations of stakeholders or regulators.
•We continue to build on our sustainability commitments, including our climate-related commitments, as set out in our sustainability strategy, and continue to adopt policies and processes to manage these commitments, in alignment with our business priorities. Internal or external circumstances could affect our ability to successfully meet some or all of our sustainability commitments. Our commitments could also materially change in the future and this could affect stakeholders’ evaluation of us and lead to adverse impacts on our business operations and reputation.
•Our progress towards the commitments is disclosed periodically, which allows our stakeholders, including shareholders, customers and employees, to evaluate our business based on our advancement towards these commitments. Our reporting on our progress relies on various external frameworks, methodologies, taxonomies and other standards, which may change over time, resulting in changes to or restatements of our reporting processes and results. Stakeholders may also evaluate our business by their own sustainability criteria which may not be consistent with our own criteria or performance indicators, which could result in varying levels of expectations for which we may not be able to entirely satisfy.
•The availability of quality and reliable data, including issuer data, is a notable factor in our ability to set targets, make effective decisions against, and report on our progress towards our targets and strategic areas of focus, for our general fund. However, as a consequence of incomplete, inadequate, or unavailable data, our targets, and our progress toward achieving them, may need to be revisited.
•Interim targets support us in understanding how our investments can contribute to decarbonization of the real economy and provide guideposts against which to measure our progress towards our long-term commitments. However, our targets, and our progress toward achieving them, may need to be revisited if the assumptions underlying net zero scenarios and pathways prove incorrect, or if regulatory, economic, technological and other external factors needed to enable such scenarios and pathways fail to evolve.
•As regulators adopt mandatory sustainability-related disclosure requirements and investment criteria and taxonomies, there is an increasing possibility of regulatory sanctions, including fines, and litigation resulting from inaccurate or misleading statements, often referred to as “greenwashing”. As a result, we may face adverse investor, media, or public scrutiny which may negatively impact our financial results and reputation.
•With respect to our asset management business, we may be subject to competing demands from investors who have divergent views on ESG matters and may choose to invest or not invest in our products based on their assessment of

53	2024 Annual Report	Management’s Discussion and Analysis
how we address ESG in our investment process. This divergence increases the risk that action, or inaction, on ESG matters will be perceived negatively by at least some stakeholders thereby potentially adversely impacting our business.
Market & Liquidity Risk
Market risk is the risk of loss resulting from market price volatility, interest rate change, credit and swap spread changes, and adverse foreign currency exchange rate movements. Market price volatility primarily relates to changes in prices of publicly traded equities and alternative long-duration assets. The profitability of our insurance and annuity products, as well as the fees we earn in our investment management business, are subject to market risk.
Liquidity risk is the risk of loss resulting from the inability to access sufficient funds or liquid assets to meet expected and unexpected cash and collateral demands.
IFRS 7 Disclosures
Text and tables in this and the following section (“Market Risk Sensitivities and Market Risk Exposure Measures”) include disclosures on market and liquidity risk in accordance with IFRS 7, “Financial Instruments – Disclosures”, and discussions on how we measure risk and our objectives, policies and methodologies for managing them. Disclosures in accordance with
IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our audited 2024 Annual Consolidated Financial Statements. The fact that certain text and tables are considered an integral part of the 2024 Annual Consolidated Financial Statements does not imply that the disclosures are of any greater importance than the sections not part of the disclosures. Accordingly, the “Risk Management and Risk Factors” disclosure should be read in its entirety.
Market & Liquidity Risk Management Strategy
Market & liquidity risk management strategy is governed by the Global Asset Liability Committee which oversees the market and liquidity risk program. Our overall strategy to manage our market & liquidity risks incorporates several component strategies, each targeted to manage one or more of the market & liquidity risks arising from our businesses. At an enterprise level, these strategies are designed to manage our aggregate exposures to market & liquidity risks against limits associated with earnings and capital volatility.
The following table outlines our key market & liquidity risks and identifies the risk management strategies which contribute to managing these risks.
Risk Management Strategy

Key Market & Liquidity Risk
	Public Equity Risk	Interest Rate and Spread Risk	ALDA Risk	Foreign Currency Exchange Risk	Liquidity Risk
Product design and pricing	✓	✓	✓	✓	✓
Variable annuity guarantee dynamic hedging	✓	✓		✓	✓
Macro equity risk hedging	✓			✓	✓
Asset liability management	✓	✓	✓	✓	✓
Foreign currency exchange management				✓	✓
Liquidity risk management					✓
Public Equity Risk – To manage public equity risk from our insurance and annuity businesses, we primarily use a variable annuity and segregated fund guarantee dynamic hedging strategy which is complemented by a general macro equity risk hedging strategy, in addition to asset liability management strategies. Our strategies employed for dynamic hedging of variable annuity and segregated fund guarantees and macro equity risk hedging expose the Company to additional risks. See
“Market & Liquidity Risk Factors” below.
Interest Rate and Spread Risk – To manage interest rate and spread risk, we primarily employ asset liability management strategies to manage the duration of our fixed income investments and execute interest rate hedges.
ALDA Risk – We seek to limit concentration risk associated with ALDA performance by investing in a diversified basket of assets including commercial real estate, timber, farmland, private equities, infrastructure, and energy assets. We further diversify risk by managing investments against established investment and risk limits.
Foreign Currency Exchange Risk – Our policy is to generally match the currency of our assets with the currency of the liabilities they support. Where assets and liabilities are not currency matched, we seek to hedge this exposure where appropriate to stabilize our consolidated capital positions and remain within our enterprise foreign exchange risk limits.
Liquidity Risk – In the operating companies, cash and collateral demands arise day-to-day to fund policyholder benefits, customer withdrawals, reinsurance settlements, derivative instrument settlements/collateral pledging, expenses, and investment activities. Under stressed conditions, additional cash and collateral demands could arise from changes to policyholder termination or policy renewal rates, withdrawals of customer deposit balances, loan extensions, derivative settlements or collateral demands, and reinsurance settlements.

Our liquidity risk management framework is designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. Refer to “Liquidity Risk
Management Strategy” below for more information.
Product Design and Pricing Strategy
Our policies, standards, and guidelines, with respect to product design and pricing, are designed with the objective of aligning our product offerings with our risk taking philosophy and risk appetite, and in particular, ensuring that incremental risk generated from new sales aligns with our strategic risk objectives and risk limits. The specific design features of our product offerings, including level of benefit guarantees, policyholder options, fund offerings and availability restrictions as well as our associated investment strategies, help to mitigate the level of underlying risk. We regularly review and modify key features within our product offerings, including premiums and fee charges with a goal of meeting profit targets and staying within risk limits. Certain of our general fund adjustable benefit products have minimum rate guarantees. The rate guarantees for any particular policy are set at the time the policy is issued and governed by insurance regulation in each jurisdiction where the products are sold. The contractual provisions allow crediting rates to be reset at pre-established intervals subject to the established minimum crediting rate guarantees. The Company may partially mitigate the interest rate exposure by setting new rates on new business and by adjusting rates on in-force business where permitted. In addition, the Company partially mitigates this interest rate risk through its asset liability management process, product design elements, and crediting rate strategies. All material new product, reinsurance and underwriting initiatives must be reviewed and approved by the CRO or key individuals within risk management functions.
Hedging Strategies for Variable Annuity and Other Equity Risks
The Company’s exposure to movement in public equity market values primarily arises from insurance contract liabilities related to variable annuity guarantees and general fund public equity investments.
Dynamic hedging is the primary hedging strategy for variable annuity market risks. Dynamic hedging is employed for new variable annuity guarantees business when written or as soon as practical thereafter.
We seek to manage public equity risk arising from unhedged exposures in our insurance contract liabilities through our macro equity risk hedging strategy. We seek to manage interest rate risk arising from variable annuity business not dynamically hedged through our asset liability management strategy.
Variable Annuity Dynamic Hedging Strategy
The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee insurance contract liabilities to fund performance (both public equity and bond funds) and interest rate movements. The objective of the variable annuity dynamic hedging strategy is to offset, as closely as possible, the change in the economic value of guarantees with the profit and loss from our hedge asset portfolio.
Our variable annuity hedging program uses a variety of exchange-traded and over-the-counter (“OTC”) derivative contracts to offset the change in value of variable annuity guarantees. The main derivative instruments used are equity index futures, government bond futures, currency futures, interest rate swaps, total return swaps, equity options, and interest rate swaptions. The hedge instruments’ positions against insurance contract liabilities are continuously monitored as market conditions change. As necessary, the hedge asset positions will be dynamically rebalanced to stay within established limits.
We may also utilize other derivatives with the objective to improve hedge effectiveness opportunistically.
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:
•Policyholder behaviour and mortality experience are not hedged;
•Risk adjustment related to cost of guarantees in the insurance contract liabilities is largely hedged;
•A portion of interest rate risk is not hedged;
•Credit spreads may widen and actions might not be taken to adjust accordingly;
•Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange-traded hedge instruments;
•Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;
•Correlations between interest rates and equity markets could lead to unfavourable material impacts;
•Unfavourable hedge rebalancing costs can be incurred during periods of high volatility from equity markets, bond markets, and / or interest rates, which is magnified when these impacts occur concurrently; and
•Not all other risks are hedged.
Differences in the profit (loss) on the hedge instruments versus the underlying losses (gains) related to the guarantee liabilities hedged are reported in CSM.

55	2024 Annual Report	Management’s Discussion and Analysis
Macro Equity Risk Hedging Strategy
The objective of the macro equity risk hedging program is to maintain our overall earnings sensitivity to public equity market movements within our Board approved risk appetite limits. The macro equity risk hedging program is designed to hedge earnings sensitivity due to movements in public equity markets arising from all sources (outside of dynamically hedged exposures). Sources of equity market sensitivity addressed by the macro equity risk hedging program include general fund equity holdings backing guaranteed, and adjustable liabilities.
Asset Liability Management Strategy
Our asset liability management strategy is designed to help ensure that the market risks embedded in our assets and liabilities held in the Company’s general fund are effectively managed and that risk exposures arising from these assets and liabilities are maintained within risk limits. The embedded market risks include risks related to the level and movement of interest rates and credit and swap spreads, public equity market performance, ALDA performance, and foreign currency exchange rate movements.
General fund product liabilities are categorized into groups with similar characteristics in order to support them with a specific asset strategy. We seek to align the asset strategy for each group to the premium and benefit patterns, policyholder options and guarantees, and crediting rate strategies of the products they support. The strategies are set using portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and risk tolerances. They are designed to achieve broad diversification across asset classes and individual investment risks while being suitably aligned with the liabilities they support. The strategies encompass asset mix, quality rating, term profile, liquidity, currency, and industry concentration targets.
Products which feature guaranteed liability cash flows (i.e., where the projected net flows are not materially dependent upon economic scenarios) are managed to a target return investment strategy. The products backed by this asset group include:
•Accumulation annuities (other than annuities with pass-through features), which are primarily short-to-medium-term obligations and offer interest rate guarantees for specified terms on single premiums. Withdrawals may or may not have market value adjustments;
•Payout annuities, which have no surrender options and include predictable and very long-dated obligations; and
•Insurance products, with recurring premiums extending many years in the future, and which also include a significant component of very long-dated obligations.
We seek to manage the assets backing these long-dated benefits to achieve a target return sufficient to support the obligations over their lifetime, subject to established risk tolerances and the impact of regulatory and economic capital requirements. Fixed income assets are managed to a benchmark developed to minimize interest rate risk against the liability cash flows. Utilizing ALDA and public equity investments provides a suitable match for long-duration liabilities that also enhances long-term investment returns and reduces aggregate risk through diversification.
For insurance and annuity products where significant pass-through features exist, a total return strategy approach is used, generally combining fixed income with ALDA plus public equity investments. ALDA and public equity may be included to enhance long-term investment returns and reduce aggregate risk through diversification. Target investment strategies are established using portfolio analysis techniques that seek to optimize long-term investment returns while considering the risks related to embedded product guarantees and policyholder withdrawal options, the impact of regulatory and economic capital requirements and considering management tolerances with respect to short-term income volatility and long-term tail risk exposure. For these pass-through products such as participating insurance and universal life insurance, the investment performance of assets supporting the liabilities will be largely passed through to policyholders as changes in the amounts of dividends declared or rates of interest credited, subject to embedded minimum guarantees. Shorter duration liabilities such as fixed deferred annuities do not incorporate ALDA plus public equity investments into their target asset mixes. Authority to manage our investment portfolios is delegated to investment professionals who manage to benchmarks derived from the target investment strategies established for each group, including interest rate risk tolerances.
Our asset liability management strategy incorporates a wide variety of risk measurement, risk mitigation and risk management, and hedging processes. The liabilities and risks to which the Company is exposed, however, cannot be completely matched or hedged due to both limitations on instruments available in investment markets and uncertainty of impact on liability cash flows from policyholder experience / behaviour.
Foreign Currency Exchange Risk Management Strategy
Our policy is to generally match the currency of our assets with the currency of the liabilities they support. Where assets and liabilities are not currency matched, we seek to hedge this exposure where appropriate to stabilize our earnings and consolidated capital positions and remain within our enterprise foreign exchange risk limits.
Risk from small balance sheet mismatches is accepted if managed within set risk limits. Risk exposures are measured in terms of potential changes in earnings and capital ratios, due to foreign currency exchange rate movements, determined to represent a specified likelihood of occurrence based on internal models.

Liquidity Risk Management Strategy
Global liquidity management policies and procedures are designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They consider legal, regulatory, tax, operational or economic impediments to inter-entity funding. The asset mix of our balance sheet takes into account the need to hold adequate unencumbered and appropriate liquid assets to satisfy the requirements arising under stressed scenarios and to allow our liquidity ratios to remain strong. We manage liquidity centrally and closely monitor the liquidity positions of our principal subsidiaries.
We seek to mitigate liquidity risk by diversifying our business across different products, markets, geographical regions, and policyholders. We design insurance products to encourage policyholders to maintain their policies in-force, to help generate a diversified and stable flow of recurring premiums. We design the policyholder termination features with the goal of mitigating the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies intended to match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. Liquid assets represent a large portion of our total assets. We aim to reduce liquidity risk in our businesses by diversifying our funding sources and appropriately managing the term structure of our funding. We forecast and monitor daily operating liquidity and cash movements in various individual entities and operations as well as centrally, aiming to ensure liquidity is available and cash is employed optimally.
We also maintain centralized cash pools and access to other sources of liquidity and contingent liquidity such as repurchase funding agreements. Our centralized cash pools consist of cash or near-cash, high quality short-term investments that are continually monitored for their credit quality and market liquidity.
As at December 31, 2024, the Company held $263.3 billion in cash and cash equivalents, comprised of cash on deposit,
Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable securities comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares, compared with $250.7 billion as at December 31, 2023 as noted in the table below.

As at December 31, ($ millions, unless otherwise stated)	2024	2023
Cash and cash equivalents	$25,789	$20,338
Marketable securities
Government bonds (investment grade)	80,891	77,191
Corporate bonds (investment grade)	122,324	126,992
Securitized – ABS, CMBS, RMBS (investment grade)	1,758	1,971
Public equities	32,576	24,211
Total marketable assets	237,549	230,365
Total cash and cash equivalents and marketable securities(1)	$263,338	$250,703
(1)Including $15.6 billion encumbered cash and cash equivalents and marketable securities as at December 31, 2024 (2023 – $11.0 billion).
We have established a variety of contingent liquidity sources. These include, among others, a $500 million committed unsecured revolving credit facility with certain Canadian chartered banks available for MFC, and a US$500 million committed unsecured revolving credit facility with certain U.S. banks available for MFC and certain of its U.S. subsidiaries. There were no outstanding borrowings under these facilities as at December 31, 2024 (2023 – $nil). In addition, John Hancock Life
Insurance Company (U.S.A.) (“JHUSA”) is a member of the Federal Home Loan Bank of Indianapolis (“FHLBI”), which enables the Company to obtain loans from FHLBI as an alternative source of liquidity that is collateralizable by qualifying mortgage loans, mortgage-backed securities, municipal bonds, and U.S. Treasury and Agency securities. As at December 31,
2024, JHUSA had an estimated maximum borrowing capacity of US$3.8 billion (2023 – US$4.3 billion) based on regulatory limitations with an outstanding balance of US$500 million (2023 – US$500 million) under the FHLBI facility.
The following table outlines the maturity of the Company’s significant financial liabilities.
Maturity of financial liabilities(1)

As at December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
($ millions)
Long-term debt	$-	$2,829	$-	$3,800	$6,629
Capital instruments	-	-	-	7,532	7,532
Derivatives	2,320	2,304	1,244	8,379	14,247
Deposits from Bank clients(2)	15,690	3,774	2,599	-	22,063
Lease liabilities	105	151	52	47	355
(1)The amounts shown above are net of the related unamortized deferred issue costs.
(2)Carrying value and fair value of deposits from Bank clients as at December 31, 2024 were $22,063 million and $22,270 million, respectively (2023 – $21,616 million and $21,518 million, respectively). Fair value is determined by discounting contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions. All deposits from Bank clients were categorized in Level 2 of the fair value hierarchy (2023 – Level 2).

57	2024 Annual Report	Management’s Discussion and Analysis
Through the normal course of business, pledging of assets is required to comply with jurisdictional regulatory and other requirements including collateral pledged to partially mitigate derivative counterparty credit risk, assets pledged to exchanges as initial margin, and assets held as collateral for repurchase funding agreements. Total unencumbered assets were $516.6 billion as at December 31, 2024 (2023 – $470.2 billion).
Market Risk Sensitivities and Market Risk Exposure Measures
Variable Annuity and Segregated Fund Guarantees Sensitivities and Risk Exposure Measures
Guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2025 to 2044.
We seek to mitigate a portion of the risks embedded in our retained (i.e., net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see “Publicly Traded Equity
Performance Risk” below).
The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-
related guarantees, gross and net of reinsurance.
Variable annuity and segregated fund guarantees, net of reinsurance

	2024			2023
As at December 31, ($ millions)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)
Guaranteed minimum income benefit	$3,628	$2,780	$918	$3,864	$2,735	$1,156
Guaranteed minimum withdrawal benefit	33,473	33,539	3,339	34,833	33,198	4,093
Guaranteed minimum accumulation benefit	18,987	19,097	70	18,996	19,025	116
Gross living benefits(4)	56,088	55,416	4,327	57,693	54,958	5,365
Gross death benefits(5)	8,612	19,851	644	9,133	17,279	975
Total gross of reinsurance	64,700	75,267	4,971	66,826	72,237	6,340
Living benefits reinsured	23,768	23,965	3,016	24,208	23,146	3,395
Death benefits reinsured	3,430	2,776	289	3,400	2,576	482
Total reinsured	27,198	26,741	3,305	27,608	25,722	3,877
Total, net of reinsurance	$37,502	$48,526	$1,666	$39,218	$46,515	$2,463
(1)Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.
(2)Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.
For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.
(3)The amount at risk net of reinsurance at December 31, 2024 was $1,666 million (December 31, 2023 – $2,463 million) of which: US$293 million (December
31, 2023 – US$391 million) was on our U.S. business, $1,021 million (December 31, 2023 – $1,559 million) was on our Canadian business, US$100 million
(December 31, 2023 – US$140 million) was on our Japan business, and US$56 million (December 31, 2023 – US$155 million) was related to Asia (other than
Japan) and our run-off reinsurance business.
(4)Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
(5)Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
Investment categories for variable contracts with guarantees
Variable contracts with guarantees, including variable annuities and variable life, are invested at the policyholder’s discretion subject to contract limitations, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below.

As at December 31,
($ millions)	2024	2023
Investment category
Equity funds	$51,457	$45,593
Balanced funds	37,381	35,801
Bond funds	9,017	8,906
Money market funds	1,712	1,559
Other debt investments	2,082	1,907
Total	$101,649	$93,766

Caution Related to Sensitivities
In the sections that follow, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders or on MLI’s LICAT ratio will be as indicated.
Market movements affect LICAT capital sensitivities through the available capital, surplus allowance and required capital components of the regulatory capital framework. The LICAT available capital component is primarily affected by total comprehensive income and the CSM.
Publicly Traded Equity Performance Risk Sensitivities and Exposure Measures
As outlined above, we have net exposure to equity risk through asset and liability mismatches; our variable annuity and segregated fund guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity and segregated fund guarantees not dynamically hedged, and from other unhedged exposures in our insurance contracts.
Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.
The tables below include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on net income attributed to shareholders, CSM, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity and segregated fund guarantee liabilities that will not be offset by the change in the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.
It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
Changes in equity markets impact our available and required components of the LICAT ratio. The second set of tables shows the potential impact to MLI’s LICAT ratio resulting from changes in public equity market values.

59	2024 Annual Report	Management’s Discussion and Analysis
Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2024	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(2,050)	$(1,240)	$(560)	$470	$860	$1,190
General fund equity investments(3)	(1,240)	(820)	(400)	390	780	1,180
Total underlying sensitivity before hedging	(3,290)	(2,060)	(960)	860	1,640	2,370
Impact of macro and dynamic hedge assets(4)	720	430	190	(150)	(260)	(360)
Net potential impact on net income attributed to shareholders
after impact of hedging and before impact of reinsurance	(2,570)	(1,630)	(770)	710	1,380	2,010
Impact of reinsurance	1,320	810	370	(320)	(590)	(830)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,250)	$(820)	$(400)	$390	$790	$1,180
As at December 31, 2023	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(2,370)	$(1,460)	$(670)	$550	$1,010	$1,390
General fund equity investments(3)	(1,170)	(770)	(390)	380	760	1,140
Total underlying sensitivity before hedging	(3,540)	(2,230)	(1,060)	930	1,770	2,530
Impact of macro and dynamic hedge assets(4)	880	530	240	(190)	(340)	(460)
Net potential impact on net income attributed to shareholders
after impact of hedging and before impact of reinsurance	(2,660)	(1,700)	(820)	740	1,430	2,070
Impact of reinsurance	1,470	900	420	(350)	(650)	(910)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,190)	$(800)	$(400)	$390	$780	$1,160
(1)See “Caution related to sensitivities” above.
(2)For variable annuity contracts measured under the variable fee approach (“VFA”), the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore, a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted, the full impact is reported in net income attributed to shareholders.
(3)This impact for general fund equity investments includes general fund investments supporting our insurance contract liabilities, investment in seed money investments (in segregated and mutual funds made by Global WAM segment), and the impact on insurance contract liabilities related to the projected future fee income on variable universal life and other unit-linked products. The impact does not include any potential impact on public equity weightings. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.
(4)Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedging represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g., fund tracking, realized volatility, and equity and interest rate correlations different from expected among other factors).

Potential immediate impact on contractual service margin, other comprehensive income to shareholders, total comprehensive income to shareholders and MLI’s LICAT ratio from changes to public equity market values(1),(2),(3)

As at December 31, 2024
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(3,420)	$(2,110)	$(970)	$840	$1,580	$2,250
Impact of risk mitigation - hedging(4)	940	560	250	(190)	(350)	(470)
Impact of risk mitigation - reinsurance(4)	1,670	1,020	470	(400)	(740)	(1,050)
VA net of risk mitigation	(810)	(530)	(250)	250	490	730
General fund equity	(1,140)	(740)	(370)	370	750	1,110
Contractual service margin ($ millions, pre-tax)	$(1,950)	$(1,270)	$(620)	$620	$1,240	$1,840
Other comprehensive income attributed to shareholders ($ millions, post-tax)(5)	$(840)	$(560)	$(280)	$270	$530	$790
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,090)	$(1,380)	$(680)	$660	$1,320	$1,970
MLI’s LICAT ratio (change in percentage points)	(1)	(1)	-	1	1	1
As at December 31, 2023
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(3,810)	$(2,370)	$(1,100)	$940	$1,760	$2,470
Impact of risk mitigation - hedging(4)	1,150	700	310	(250)	(450)	(600)
Impact of risk mitigation - reinsurance(4)	1,850	1,140	530	(450)	(830)	(1,150)
VA net of risk mitigation	(810)	(530)	(260)	240	480	720
General fund equity	(940)	(610)	(300)	290	590	870
Contractual service margin ($ millions, pre-tax)	$(1,750)	$(1,140)	$(560)	$530	$1,070	$1,590
Other comprehensive income attributed to shareholders ($ millions, post-tax)(5)	$(730)	$(490)	$(240)	$230	$460	$680
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(1,920)	$(1,290)	$(640)	$620	$1,240	$1,840
MLI’s LICAT ratio (change in percentage points)	(3)	(2)	(1)	1	2	2
(1)See “Caution related to sensitivities” above.
(2)This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occur as a result of market changes.
(3)OSFI rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.
(4)For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(5)The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.
Interest Rate and Spread Risk Sensitivities and Exposure Measures
As at December 31, 2024, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100 million, and to a 50 basis point parallel increase in interest rates to be a charge of $100 million.
The table below shows the potential impacts from a 50 basis point parallel move in interest rates on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads. The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
The disclosed interest rate sensitivities reflect the accounting designations of our financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as fair value through other comprehensive income and as a result, impacts from changes to interest rates are largely in other comprehensive income.
There are also changes in interest rates that impact the CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impact net income as it relates to derivatives not in hedge accounting relationships and on VFA contracts where the CSM has been exhausted.
The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as our hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However,

61	2024 Annual Report	Management’s Discussion and Analysis
the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements which could lead to variations in the impact to net income attributed to shareholders.
Our sensitivities vary across all regions in which we operate, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.
The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.
The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, CSM at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.
The impacts do not reflect any potential effect of changing interest rates on the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”,
below). More information on ALDA can be found below in the “Alternative Long-Duration Asset Performance Risk Sensitivities
and Exposure Measures” section.
The impact to the LICAT ratio from a change in interest rates reflects the impacts on total comprehensive income, the LICAT adjustments to earnings for the CSM, the surplus allowance and required capital components of the regulatory capital framework.
Potential impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3)

As at December 31, 2024	Interest rates		Corporate spreads		Swap spreads
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$100	$(200)	$-	$(100)	$-	$-
Net income attributed to shareholders	100	(100)	100	(100)	100	(100)
Other comprehensive income attributed to shareholders	(100)	200	(200)	300	(100)	100
Total comprehensive income attributed to shareholders	-	100	(100)	200	-	-
As at December 31, 2023	Interest rates		Corporate spreads		Swap spreads
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$-	$(100)	$-	$(100)	$-	$-
Net income attributed to shareholders	100	(100)	-	-	100	(100)
Other comprehensive income attributed to shareholders	(300)	300	(200)	300	(100)	100
Total comprehensive income attributed to shareholders	(200)	200	(200)	300	-	-
(1)See “Caution related to sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
Swap spreads remain at low levels, and if they were to rise, this could generate material changes to net income attributed to shareholders.
Potential impact on MLI’s LICAT ratio of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4),(5)

As at December 31, 2024	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	-	-	(3)	3	-	-
As at December 31, 2023	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	-	-	(4)	4	-	-
(1)See “Caution related to sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
(4)LICAT impacts reflect the impact of anticipated scenario switches.
(5)Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For
LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI
(Japan). LICAT impacts presented for corporate spreads reflect the impact of anticipated scenario switches.
1  LICAT geographic locations to determine the most adverse scenario include North America, the United Kingdom, Europe, Japan and Other Region.
2  See “Caution regarding forward-looking statements” above.
3  Energy includes legacy oil and gas equity interests related to upstream and midstream assets that are in runoff, and energy transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, and carbon sequestration.

LICAT Scenario Switch
When interest rates change past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI’s LICAT guideline.
The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region1 based on current market inputs and the Company’s
Consolidated Statements of Financial Position.
With the current level of interest rates in 2024, the probability of a scenario switch that could materially impact our LICAT ratio is low2. Should the future interest rate movements differ from those presented above, a scenario switch, if applicable, may cause the impact to the LICAT ratio to be different from the disclosed values. Should a scenario switch be triggered in a
LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the LICAT guideline. The LICAT interest rate, corporate spread and swap spread sensitivities presented above reflect the impact of scenario switches, if any, for each disclosed sensitivity.
The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent changes in interest rates and/or corporate spreads.
Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure Measures
The following table shows the potential impact on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate 10%
change in market values of ALDA. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
ALDA used in this sensitivity analysis includes commercial real estate, private equity, infrastructure, timber and agriculture, energy3 and other investments.
The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to “Publicly traded equity performance risk sensitivities and exposure measures” above for more details.
Potential immediate impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values(1)

As at	December 31, 2024		December 31, 2023
($ millions, post-tax except CSM)	-10%	+10%	-10%	+10%
CSM excluding NCI	$(200)	$200	$(100)	$100
Net income attributed to shareholders(2)	(2,500)	2,500	(2,400)	2,400
Other comprehensive income attributed to shareholders	(200)	200	(200)	200
Total comprehensive income attributed to shareholders	(2,700)	2,700	(2,600)	2,600
(1)See “Caution related to sensitivities” above.
(2)Net income attributed to shareholders includes core earnings and the amounts excluded from core earnings.
Potential immediate impact on MLI LICAT ratio arising from changes in ALDA market values(1)

	December 31, 2024		December 31, 2023
(change in percentage points)	-10%	+10%	-10%	+10%
MLI’s LICAT ratio	(1)	1	(2)	2
(1)See “Caution Related to Sensitivities” above.
Foreign Exchange Risk Sensitivities and Exposure Measures
We generally match the currency of our assets with the currency of the insurance and investment contract liabilities they support. As at December 31, 2024, we did not have a material unmatched currency exposure.
The following table shows the potential impact on core earnings of a 10% change in the value of the Canadian dollar relative to our other key operating currencies. Note that the impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.

63	2024 Annual Report	Management’s Discussion and Analysis
Potential impact on core earnings of changes in foreign exchange rates(1)

	2024		2023
As at December 31, ($ millions)	+10% strengthening	-10% weakening	+10% strengthening	-10% weakening
10% change in the Canadian dollar relative to the U.S. dollar and the Hong Kong dollar	$(450)	$450	$(390)	$390
10% change in the Canadian dollar relative to the Japanese yen	(50)	50	(40)	40
(1)See “Caution Related to Sensitivities” above.
LICAT regulatory ratios are also sensitive to the fluctuations in the Canadian dollar relative to our other key operating currencies. The direction and materiality of this sensitivity varies across various capital metrics.
Liquidity Risk Exposure Strategy
We manage liquidity levels of the consolidated group and key subsidiaries against established thresholds, which are based on extreme but plausible liquidity stress scenarios over varying time horizons.
Our use of derivatives for hedging purposes is a significant source of liquidity risk through collateral and cash settlement requirements for OTC bilateral and centrally cleared derivatives under adverse market conditions. To assess these potential liquidity needs, we regularly stress test the market value of our derivative portfolio under various stress scenarios and measure and monitor the contingent requirements against our liquid asset holdings. Additionally, we maintain a liquidity contingency plan with diverse sources of contingent liquidity that can be utilized under severe stress conditions.
Manulife Bank (the “Bank”) has a stand-alone liquidity risk management framework. The framework includes daily monitoring of liquidity levels, liquidity forecasting and stress testing, and a liquidity contingency plan. The Bank maintains an unencumbered, high-quality liquidity buffer and has established a diversified funding program to meet its funding and liquidity requirements. The Bank’s funding program includes retail demand deposits and GICs, wholesale term funding, and a well-
established program to securitize residential mortgage assets. The Bank models extreme but plausible stress scenarios that demonstrate the Bank has sufficient liquid marketable securities and sufficient contingent liquidity to manage its requirements during periods of elevated market stress.
Similarly, Global WAM has a stand-alone liquidity risk management framework for the businesses managing assets or manufacturing investment products for third-party clients. We maintain fiduciary standards designed to ensure that client and regulatory expectations are met in relation to the liquidity risks taken within each investment. Additionally, we regularly monitor and review the liquidity of our investment products as part of our ongoing risk management practices.
Market & Liquidity Risk Factors
Our most significant source of publicly traded equity risk arises from equity-linked products with guarantees, where the guarantees are linked to the performance of the underlying funds.
•Publicly traded equity performance risk arises from a variety of sources, including guarantees associated with equity-
linked investments such as variable annuity and segregated fund products, general fund investments in publicly traded equities and mutual funds backing general fund product liabilities.
•Market conditions resulting in reductions in the asset value we manage have an adverse effect on the revenues and profitability of our investment management business, which depends on fees related primarily to the values of assets under management and administration.
•Guaranteed benefits of variable annuity and segregated funds are contingent and payable upon death, maturity, permitted withdrawal or annuitization. If equity markets decline or even if they increase by an amount lower than the risk-
free rate plus an adjustment for product illiquidity assumed in our actuarial valuation, additional liabilities may need to be established to cover the contingent liabilities, resulting in reductions that could impact net income attributed to shareholders, the contractual service margin, and regulatory capital ratios. Further, if equity markets do not recover to the amount of the guarantees, by the dates the liabilities are due, the accrued liabilities will need to be paid out in cash. In addition, sustained flat or declining public equity markets would likely reduce asset-based fee revenues related to variable annuities and segregated funds with guarantees, unit linked products, and other wealth and insurance products.
•Where publicly traded equity investments are used to support general fund product liabilities, adverse public equity returns and associated impacts to insurance contract liabilities from certain product features such as universal life minimum crediting rate guarantees, or participating product zero dividend floor implicit guarantees, could result in a reduction to the contractual services margin or total comprehensive income.
We experience interest rate and spread risk within the general fund primarily due to differences in how our assets and liabilities respond to changes in these variables.
•Interest rate and spread risk arises from differences in the movements of our assets and liabilities due to changes in these variables. For our assets, changes in value from movements in interest rates and spreads would vary by asset and would be impacted by factors such as duration and credit rating. For insurance contract liabilities, which are discounted using risk-free yields adjusted by an illiquidity premium, changes in the value would be impacted by factors such as the duration of the liability, and the spread exposure through the illiquidity premium. To the extent that there are mismatches between the assets and liabilities such as through differences in duration, or differences in spread exposure, interest rate or spread movements could result in a reduction in the contractual service margin or total comprehensive income.
•The Company’s disclosed estimated impact from interest rate movements reflects a parallel increase and decrease in interest rates of specific amounts. The impact from non-parallel movements may be different from the estimated impact of parallel movements. For further information on interest rate scenarios refer to “Interest Rate and Spread Risk
Sensitivities and Exposure Measures”.
We experience ALDA performance risk from the risk of low returns, including lower valuations.
•ALDA performance risk arises from general fund investments in directly-owned real estate, timber properties, farmland properties, infrastructure, private equities, and energy assets.
•Difficult economic conditions could result in higher vacancy, lower rental rates, and lower demand for real estate investments, all of which would adversely impact the value of our diversified real estate investments. Continual advances in the digitization of work and the transformation of physical retail may have further negative impact to our commercial real estate investments. Difficult economic conditions could also prevent companies in which we have made private equity investments from achieving their business plans and could cause the value of these investments to fall, or even cause the companies to fail. Sustained declines in valuation multiples in the public equity market would also likely cause values to decline in our private equity portfolio. The timing and amount of investment income from private equity investments is difficult to predict, and investment income from these investments can vary from quarter to quarter.
•Our timberland and farmland holdings are exposed to natural risks, such as prolonged drought, wildfires, insects, windstorms, flooding, and climate change. We are generally not insured for these types of risks but seek to proactively mitigate their impact through portfolio diversification and prudent operating practices.
•The value of energy assets, including oil and gas, could be adversely affected by declines in energy prices as well as by a number of other factors including production declines, difficult economic conditions, changes in consumer preferences to transition to a low-carbon economy, and geopolitical events. Changes in government regulation, including environmental regulation, such as carbon taxes, could also adversely affect the value of our investments in energy assets.
•Higher interest rates, in combination with uncertain economic environments, could precipitate higher ALDA discount rates as buyers demand higher current returns to invest in ALDA. Since ALDA cash flows may, to some degree, be fixed in the near to medium term, some ALDA values may initially decline in order for the asset returns to meet the desired higher discount rates in future periods, resulting in lowered current portfolio returns.
•The negative impact of changes in market or economic factors can take time to be fully reflected in the valuations of private investments, including ALDA, especially if the change is large and rapid, as market participants endeavor to adjust their forecasts and better understand the potential medium to long-term impact of such changes. As a result, valuation changes in any given period may reflect the delayed impact of events that occurred in prior periods. Our real estate valuations are based on external appraisals and these appraisals may lag behind current market transactions.
•We rely on a diversified portfolio of ALDA to generate relatively stable investment returns. Diversification benefits may be reduced at times, especially during a period of economic stress, which would adversely affect portfolio returns.
We experience foreign exchange risk as a substantial portion of our business is transacted in currencies other than
Canadian dollars.
•Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. If the Canadian dollar strengthens relative to these currencies, net income attributed to shareholders would decline and our reported shareholders’ equity would decline. A weakening of the Canadian dollar against the foreign currencies in which we do business would have the opposite effect and would increase net income attributed to shareholders and shareholders’
equity.
The Company’s hedging strategies will not fully reduce the market risks related to the product guarantees and fees being hedged, hedging costs may increase and the hedging strategies expose the Company to additional risks.
•Our hedging strategies rely on the execution of derivative transactions in a timely manner. Market conditions can limit availability of hedging instruments, requiring us to post additional collateral, and can further increase the costs of executing derivative transactions. Therefore, hedging costs and the effectiveness of the strategy may be negatively impacted if markets for these instruments become illiquid. The Company is subject to the risk of increased funding and collateral demands which may become significant as equity markets and interest rates increase.
•The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become significant as equity markets and interest rates increase. The strategies are highly dependent on complex systems and mathematical models that are subject to error and rely on forward-looking long-term assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the strategies, there may be additional unidentified risks that may negatively impact our business and future financial results. In addition, rising equity markets and interest rates that would otherwise result in profits on variable annuities and segregated funds will be offset by losses from our hedging positions. For further information pertaining to counterparty risks, refer to the risk factor “If a counterparty fails to fulfill its obligations, we may be exposed to risks we had sought to mitigate”.

65	2024 Annual Report	Management’s Discussion and Analysis
•Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates, or an increase in the correlation between equity returns and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities and segregated funds may increase or become uneconomic. In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities and segregated funds being hedged.
•The level of guarantee claims returns or other benefits ultimately paid will be impacted by policyholder longevity and policyholder behaviour including the timing and amount of withdrawals, lapses, fund transfers, and contributions. The sensitivity of liability values to equity market and interest rate movements that we hedge are based on long-term expectations for longevity and policyholder behaviour since the impact of actual policyholder longevity and policyholder behaviour variances cannot be hedged using capital markets instruments. The efficiency of our market risk hedging is directly affected by accuracy of the assumptions related to policyholder longevity and policyholder behaviour.
•Policy liabilities for variable annuity guarantees are determined using long-term forward-looking estimates of volatilities.
These long-term forward-looking volatilities assumed for policy liabilities meet the Canadian Institute of Actuaries calibration standards. To the extent that realized equity or interest rate volatilities in any quarter exceed the assumed long-term volatilities, or correlations between interest rate changes and equity returns are higher, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs.
Prolonged changes in market interest rates may impact our net income attributed to shareholders and capital ratios.
•A prolonged low or negative (nominal or real) interest rate environment may result in lower net investment results and a decrease in new business CSM until products are repositioned for the lower rate environment. Other potential consequences of low interest rates include:
oNegative impact on sales and reduced new business profitability;
oIncreased cost of hedging and as a result, the offering of guarantees could become uneconomic;
oReinvestment of cash flows into low yielding bonds could result in lower future earnings due to lower returns on surplus and general fund assets supporting in-force liabilities, and due to guarantees embedded in products including minimum guaranteed rates in participating and adjustable products;
oNegative impacts to other macroeconomic factors including unfavourable economic growth and lower returns on other asset classes;
oPotential impairments of goodwill;
oLower expected earnings on in-force policies;
oPotential risk of lowering the ultimate spot rate within our discount rates that would increase our liabilities;
oA switch in the prescribed interest stress scenario that impacts LICAT capital. See “LICAT Scenario Switch” above;
and
oReduced ability of MFC’s insurance subsidiaries to pay dividends to MFC.
•While higher interest rates are generally good for our business, there are some associated risks. A rapid rise in interest rate or a prolonged high-rate environment may result in material changes in policyholder behaviour such as higher surrenders, withdrawals, changes in fund contributions or fund transfers. Other potential consequences of a rapid rise in or prolonged high interest rates include:
oDecrease in value of existing fixed income assets supporting general account surplus and liabilities, including the employee benefit plans;
oLosses attributable to early liquidation of fixed income instruments supporting contractual surrender benefits;
oDecline in value of some of our ALDA investments, particularly those with fixed contractual cash flows such as long-
leased real estate and certain infrastructure investments;
oIncrease in collateral demands, especially for our interest rate hedging book which incurs market-to-market losses in a rising rate environment;
oAdverse effect on the local solvency ratio for some countries in which we operate;
oA switch in the prescribed interest stress scenario that impacts LICAT capital. See “LICAT Scenario Switch” above;
oShift in new sales mix from competitive pressure on wealth products that are less attractive on a yield basis;
oIncrease in funding costs on repurchase agreements (i.e., repo transactions); and
oIncrease in borrowing costs as we refinance our debt.
While we have successfully transitioned our exposure to decommissioned IBORs according to our transition plan, the ongoing global interest rate benchmark reform may pose risks.
•Various interest rate benchmarks, including Interbank Offered Rates (IBORs) such as London Interbank Offered Rate
(LIBOR) and Canadian Dollar Offered Rate (CDOR) have been the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition of IBORs to alternative reference rates based on risk-free rates. Manulife holds different types of instruments, including derivatives, bonds, loans, and other floating rate instruments that referenced IBORs. Changes from IBORs to alternative reference rates that have different characteristics compared to IBORs may affect the valuation of our existing interest rate linked and derivatives securities we hold, the effectiveness of those derivatives in mitigating our risks, securities we have issued, or other assets, liabilities and other contractual rights, and obligations whose value is tied to IBORs or to IBOR alternatives. To ensure a timely transition to alternative reference rates, Manulife established an enterprise-wide program and governance structure across functions to identify, measure, monitor, and manage financial and non-financial risks of transition. Manulife’s enterprise-wide program focused on quantifying our exposures to various IBORs, evaluating contract fallback language, contract remediation, risk management, assessing accounting and tax implications, and ensuring operational readiness for IT systems, models, processes, and controls. The interest rate benchmark reform has not resulted in material changes in the Company’s risk management strategy.
•Further to previous announcements by various regulators, the publication of GBP, EUR, CHF and JPY LIBOR settings, as well as one-week and two-month USD LIBOR settings was discontinued on December 31, 2021. The publication of the remaining USD LIBOR tenors (overnight and one, three, six and twelve-month USD LIBOR) was discontinued on
June 30, 2023. We have successfully transitioned our exposures to the LIBOR rates that were decommissioned on
December 31, 2021 and June 30, 2023.
•In December 2021, the Canadian Alternative Reference Rate (CARR) working group recommended that the administrator of CDOR, Refinitiv Benchmark Services (UK) Limited (RBSL), cease publication of CDOR after the end of
June 2024. On May 16, 2022, RBSL announced that the calculation and publication of all tenors of CDOR will permanently cease immediately following a final publication on June 28, 2024. Further to the confirmation of CDOR’s cessation date, OSFI expected all new derivative contracts and securities to transition to alternative reference rates by
June 30, 2023, with no new CDOR exposure being booked after that date, with limited exceptions. OSFI also expected
Federally Regulated Financial Institutions (FRFIs) to transition all loan agreements referencing CDOR by June 28, 2024, including prioritizing system and model updates to accommodate the use of Canadian Overnight Repo Rate Average
(CORRA), the alternative reference rate to which CDOR is expected to transition, or any alternative reference rates, as necessary. In July 2023, CARR announced that there should be no new CDOR or Banker’s Acceptance (BA) loans after
November 1, 2023 to facilitate a tapered transition for the loan market. In October 2023, Bank of Canada announced that
Bankers’ Acceptances will no longer be issued by major Canadian banks after June 28, 2024. In April 2024, RBSL reaffirmed that all three tenors of CDOR will cease to be published after June 28, 2024 and CARR further announced that no synthetic CDOR rate will be made available after CDOR’s cessation. Manulife incorporated these developments in its project plan to align with updated timelines and ensure an orderly transition. As of December 31, 2024, we have successfully addressed our exposures to CDOR, in accordance with our transition plan.
Liquidity risk is impacted by various factors, including but not limited to, capital and credit market conditions, repricing risk on letters of credit, collateral pledging obligations, and reliance on deposits sensitive to confidence or broad macroeconomic factors.
•Adverse market conditions may significantly affect our liquidity risk.
oReduced asset liquidity may restrict our ability to sell certain types of assets for cash without taking significant losses. If providers of credit preserve their capital, our access to borrowing from banks and others or access to other types of credit, such as letters of credit, may be reduced. If investors have a negative perception of our creditworthiness, this may reduce access to the debt capital markets or increase borrowing costs.
oLiquid assets are required to pledge as collateral and to cover cash settlements for variation margin to support activities such as the use of derivatives for hedging purposes.
oThe principal sources of our liquidity are cash, insurance and annuity premiums, fee income earned on AUM, cash flow from our investment portfolios, and our assets that are readily convertible into cash, including money market securities. The issuance of long-term debt, common and preferred shares, and other capital securities may also increase our available liquid assets or be required to replace certain maturing or callable liabilities. In the event we seek additional financing, the availability and terms of such financing will depend on a variety of factors including market conditions, the availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers, lenders, or investors could develop a negative perception of our long-term or short-term financial prospects if we incur large financial losses or if the level of our business activity decreases due to a significant market downturn.
•Increased cleared derivative transactions, combined with margin rules on non-cleared derivatives, could adversely impact our liquidity risk.
oOver time our existing over-the-counter derivatives will migrate to clearing houses, or the Company and its counterparties may have the right to cancel derivative contracts after specific dates or in certain situations such as a ratings downgrade, which could accelerate the transition to clearing houses. Cleared derivatives are subject to both initial and variation margin requirements, and a more restrictive set of eligible collateral than non-cleared derivatives.
oIn addition, initial margin rules for new non-cleared derivatives further increase our liquidity needs.
•We are exposed to repricing risk on letters of credit.
oIn the normal course of business, third-party banks issue letters of credit on our behalf. In lieu of posting collateral, our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. Letters of credit and letters of credit facilities must be renewed periodically. At time of renewal, the Company is exposed to repricing risk and under adverse conditions, increases in costs may be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals which would restrict our flexibility to manage capital. This could negatively impact our ability to meet local capital requirements or our sales of products in jurisdictions in which our operating companies have been affected. As at December 31, 2024, letters of credit for which third parties are beneficiaries, in the amount of $271

67	2024 Annual Report	Management’s Discussion and Analysis
million, were outstanding (2023 – $466 million). There were no assets pledged against these outstanding letters of credit as at December 31, 2024.
•Our obligations to pledge collateral or make payments related to declines in value of specified assets may adversely affect our liquidity.
oIn the normal course of business, we are obligated to pledge assets to comply with jurisdictional regulatory and other requirements including collateral pledged in relation to derivative contracts and assets held as collateral for repurchase funding agreements. The amount of collateral we may be required to post under these agreements, and the payments we are required to make to our counterparties, may increase under certain circumstances, including a sustained or continued decline in the value of our derivative contracts. Such additional collateral requirements and payments could have an adverse effect on our liquidity. As at December 31, 2024, total pledged assets were
$26,272 million, compared with $21,108 million as at December 31, 2023.
•Our bank subsidiary relies on deposits sensitive to confidence as well as macroeconomic conditions.
oThe Bank is a wholly owned subsidiary of our Canadian life insurance operating company, MLI. Retail deposits are a significant part of the funding base of the Bank. A real or perceived problem with the Bank or its parent company could result in a loss of confidence in the Bank’s ability to meet its obligations, which in turn may trigger a significant withdrawal of deposit funds. Depositors are protected through the Bank’s membership in the Canada Deposit
Insurance Corporation (CDIC) which insures demand deposits up to $100,000 per eligible depositor. Insured demand deposits are less susceptible to runoff and a significant proportion of the Bank’s deposits are CDIC insured.
The Bank also protects depositors through mitigation strategies outlined in the Bank’s liquidity contingency plan and the Bank may elect to sell or securitize assets with third parties to increase liquidity. The Bank may consider the use of Bank of Canada facilities to generate short term liquidity to pay depositors; however, access to these facilities is at the sole discretion of the Bank of Canada.
Credit & Investment Risk
Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.
Investment risk, such as those pertaining to market fluctuations (e.g., interest rates, foreign exchange) or operating performance, that can affect both fixed income and ALDA valuations, are covered under the Market & Liquidity section above.
Credit Risk Management Strategy
Credit risk is governed by the Credit Committee which oversees the overall credit risk management program. The Company has established objectives for overall quality and diversification of our general fund investment portfolio and criteria for the selection of counterparties, including derivative counterparties, reinsurers, and insurance providers. Our policies establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. Our general fund fixed income investments are primarily public and private investment grade bonds and commercial mortgages. We have a program for selling Credit Default
Swaps (“CDS”) that employs a highly selective, diversified, and conservative approach. CDS decisions follow the same underwriting standards as our cash bond portfolio. Our credit granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign a risk rating, based on a standardized 22-point scale consistent with those of external rating agencies, following a detailed examination of the borrower that includes a review of business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the counterparty. We assess and update risk ratings regularly. For additional input to the process, we also assess credit risks using a variety of industry standard market-based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and Company experience, and to resulting default costs.
We establish delegated credit approval authorities and make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating.
Major credit decisions are approved by the Credit Committee and the largest decisions are approved by the CEO and, in certain cases, by the Board.
We limit the types of authorized derivatives and applications and require pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies. Derivative counterparty exposure limits are established based on a minimum acceptable counterparty credit rating (generally A- from internationally recognized rating agencies). We measure both bilateral and exchange-traded derivative counterparty exposure as net potential credit exposure. The measurement takes into consideration the replacement cost, which reflects mark-to-market values of the exposure adjusted for the effects of net collateral, and the potential future exposure, which reflects the potential increase in exposure until the closure or replacement of the transactions. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities on a best estimate basis net of collateral held. The creditworthiness of all reinsurance counterparties is reviewed internally on a regular basis.
Regular reviews of credits within the various portfolios are undertaken with the goal of prompt identification of changes to credit quality and, where appropriate, taking corrective action.
We establish Expected Credit Loss (“ECL”) allowances for investments in debt instruments which are measured at FVOCI or amortized cost. On an ongoing basis, these ECL allowances are monitored and adjusted for changes in credit quality and conditions. Credit risk arising from reinsurance counterparties is included in the valuation models of reinsurance contract assets. There is no assurance that the ECL allowances or valuation results will be adequate to cover future potential losses.
Our credit policies, procedures and investment strategies are established under a strong governance framework and are designed to ensure that risks are identified, measured, and monitored consistent with our risk appetite. We seek to actively manage credit exposure in our investment portfolio to reduce risk and minimize losses, and derivative counterparty exposure is managed proactively. However, we could experience volatility on a quarterly basis and losses could potentially rise as a result.
Credit Risk Exposure Measures
We use the ECL impairment allowance model in accordance with IFRS to establish and maintain allowances on our invested assets which are debt instruments measured at FVOCI or amortized cost. ECL allowances are measured on a probability-
weighted basis, based on four macroeconomic scenarios, and incorporate consideration of past events, current market conditions, and reasonable supportable information about future economic conditions.
We measure ECL allowances using a three-stage approach. We recognize ECL on performing financial instruments that have not experienced significant increases in credit risk since acquisition to the extent of losses expected to result from defaults occurring within 12 months of the reporting date (Stage 1). Full lifetime ECLs are recognized for financial instruments experiencing significant increase in credit risk since acquisition or having become 30 days in arrears in principal or interest payments (Stage 2). Full lifetime ECLs are also recognized for financial instruments which have become credit-impaired
(Stage 3), with a probability of default set at 100%. Interest income on Stage 3 financial instruments is determined based on the carrying amount of the asset, net of any credit loss allowance.
For more information on our ECL allowances, refer to notes 1 and 8 of the 2024 Annual Consolidated Financial Statements.
Credit & Investment Risk Factors
Borrower or counterparty defaults or downgrades could adversely impact our earnings.
•Worsening regional and global economic conditions could result in borrower or counterparty defaults or downgrades and could lead to increased allowances or impairments related to our general fund invested assets and derivative financial instruments, and an increase in the credit risk factored into modeling of our reinsurance contract assets and insurance contract liabilities.
•Our invested assets subject to credit risk primarily include investment grade bonds, private placements, commercial mortgages, asset-backed securities, and consumer loans. These assets are generally carried at FVOCI, and as a result, changes in the required ECL allowance would be recorded in the provision for credit losses in the Consolidated
Statements of Income. The return cash inflow assumptions incorporated in actuarial liabilities include an expected level of future asset impairments. There is a risk that actual impairments will exceed the assumed level of impairments in the future and earnings could be adversely impacted.
•Volatility may arise from defaults and downgrade charges on our invested assets, and as a result, losses could potentially rise above long-term expected levels. The ECL impairment allowance was $828 million, representing 0.19% of total general fund invested assets as at December 31, 2024, compared with $929 million, representing 0.22% of total general fund invested assets as at December 31, 2023.
If a counterparty fails to fulfill its obligations, we may be exposed to risks we had sought to mitigate.
•The Company uses derivative financial instruments to mitigate exposures to public equity, foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, guarantees related to variable annuity products, selected anticipated transactions and certain other guarantees. The Company may be exposed to counterparty risk if a counterparty fails to pay amounts owed to us or otherwise perform its obligations to us. Counterparty risk increases during economic downturns because the probability of default increases for most counterparties. If any of these counterparties default, we may not be able to recover the amounts due from that counterparty. As at December 31,
2024, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $1,319 million (2023 – $1,357 million). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was $nil (2023 – $nil). As at
December 31, 2024, the total maximum credit exposure related to derivatives across all counterparties, without taking into account the impact of master netting agreements and the benefit of collateral held, was $9,048 million (2023 –
$9,044 million) compared with $429 million after taking into account master netting agreements and the benefit of fair value of collateral held (2023 – $154 million). The exposure to any counterparty would grow if, upon the counterparty’s default, markets moved such that our derivatives with that counterparty gain in value. Until we are able to replace those derivatives with another counterparty, the gain on the derivatives subsequent to the counterparty’s default would not be backed by collateral.
•The Company reinsures a portion of the insurance policies it sells, which also includes the use of reinsurance to sell blocks of business to third party purchasers. Unless the policies are novated to the reinsurer, the Company remains directly liable to policyholders to fulfill obligations under these policies. The Company is reimbursed by the reinsurer for payments made to policyholders on the reinsured policies. To mitigate credit risk to the reinsurer, the Company may require reinsurers to provide collateral for their reinsurance obligations. In the event that a reinsurer fails to fulfill its

69	2024 Annual Report	Management’s Discussion and Analysis
contractual obligations to the Company under the reinsurance contract, a proportional decrease to the value of the reinsurance asset would be acknowledged with a consequent negative impact to any net income attributed to shareholders and capital position. Such negative impact would be offset to the extent the amount of collateral provided by the reinsurer is sufficient to cover the reinsurer’s obligations.
•We participate in a securities lending program whereby blocks of securities are loaned to third parties, primarily major brokerage firms and commercial banks. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned. If any of our securities lending counterparties default and the value of the collateral is insufficient, we would incur losses. As at December 31, 2024, the Company had loaned securities (which are included in invested assets) valued at approximately $1,021 million, compared with $626 million as at December 31, 2023.
The determination of loss allowances and impairments on our investments is subjective and changes could materially impact our results of operations or financial position.
•The determination of impairment losses on debt investments measured at FVOCI or amortized cost is based upon the
ECL model which is applied quarterly. ECL allowances are measured under four probability-weighted macroeconomic scenarios and are estimated as the differences between all contractual cash flows due in accordance with the contract and all the cash flows that we expect to receive, discounted at the original effective interest rates of the contracts. This process includes consideration of past events, current market conditions, and reasonable and supportable information about future economic conditions. Forward-looking macroeconomic variables used within the estimation models represent variables that are the most closely related with credit loss expectations for the relevant issuance.
•The estimation and measurement of ECL impairment losses requires significant judgment. These estimates are driven by many elements, changes in which can result in different levels of allowances. Elements include the estimation of the amount and timing of future cash flows, our criteria for assessing if there has been a significant increase in credit risk
(“SICR”), the selection of forward-looking macroeconomic scenarios and their probability weights, the application of expert credit judgment in the development of the models, inputs and, when applicable, overlay adjustments. It is our process to regularly review our models in the context of actual loss experience and adjust when necessary. We have implemented formal policies, procedures, and controls over all significant impairment processes.
•Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in allowances and impairments as such evaluations warrant. The evaluations are inherently subjective and incorporate only those risk factors known to us at the time the evaluation is made. There can be no assurance that management has accurately assessed the level of impairments that have occurred. Additional impairments will likely need to be taken or allowances provided for in the future as conditions evolve.
Historical trends may not be indicative of future impairments or allowances.
Product & Insurance Risk
We make a variety of assumptions related to the expected future level of claims, policyholder behaviour, expenses, reinsurance costs and sales levels when we design and price products, and when we establish insurance and investment contract liabilities. Product & Insurance risk is the risk of failure to design, implement and maintain a product or service to achieve these expected outcomes, and the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced. Assumptions for future claims are generally based on both Company and industry experience, and assumptions for future policyholder behaviour and expenses are generally based on Company experience.
Assumptions for future policyholder behaviour include assumptions related to the retention rates for insurance and wealth products. Assumptions for expenses include assumptions related to future maintenance expense levels and volume of the business.
Product & Insurance Risk Management Strategy
Product & Insurance risk is governed by the Product Oversight Committee for the insurance business. Global WAM product risk is managed by First Line Local/Regional Product Committees and the Global Investment Product Committee. Notable products which could introduce new and material risks are reviewed and approved by the Global WAM Risk Committee prior to launch.
Product Oversight Committee
The Product Oversight Committee oversees the overall insurance risk management program. The Product Oversight
Committee has established a broad framework for managing insurance risk under a set of policies, standards, and guidelines, designed to ensure that our product offerings align with our risk taking philosophy and risk limits, and achieve acceptable profit margins. These cover:

•product design features •use of reinsurance •pricing models and software •internal risk based capital allocations •target profit objectives	•pricing methods and assumption setting •stochastic and stress scenario testing •required documentation •review and approval processes •experience monitoring programs

In each business unit that sells insurance, we designate individual pricing officers who are accountable for pricing activities, chief underwriters who are accountable for underwriting activities, and chief claims risk managers who are accountable for claims activities. Both the pricing officer and the general manager of each business unit approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, in accordance with global policies and standards. Risk management functions provide additional oversight, review and approval of material product and pricing initiatives, as well as material underwriting initiatives. Actuarial functions provide oversight review and approval of insurance and investment contract liability valuation methods and assumptions. In addition, both risk and actuarial functions review and approve new reinsurance arrangements. We perform annual risk and compliance self-assessments of the product development, pricing, underwriting and claims activities of all insurance businesses. To leverage best practices, we facilitate knowledge transfer between staff working with similar businesses in different geographies.
We utilize an internally developed global underwriting manual, supplemented with reinsurers’ manuals in certain jurisdictions and for certain coverages. This is intended to ensure insurance underwriting practices for direct written life business are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures.
We apply retention limits per insured life that are intended to reduce our exposure to individual large claims which are monitored in each business unit. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies (see “Risk Management and Risk Factors – Product & Insurance Risk Factors – External
market conditions determine the availability, terms and cost of reinsurance protection” below). Our current global life retention limit is US$40 million for individual policies (US$45 million for survivorship life policies) and is shared across businesses. We apply lower limits in some markets and jurisdictions. We aim to further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers. Enterprise-wide, we aim to reduce the likelihood of high aggregate claims by operating globally, insuring a wide range of unrelated risk events, and reinsuring some risks. We seek to actively manage the Company’s aggregate exposure to each of policyholder behaviour risk and claims risk against enterprise-wide economic capital limits. Policyholder behaviour risk limits cover the combined risk arising from policy lapses and surrenders, withdrawals, and other policyholder driven activity. The claims risk limits cover the combined risk arising from mortality, longevity, and morbidity.
Internal experience studies, as well as trends in our experience and that of the industry, are monitored to update current and projected claims and policyholder behaviour assumptions, resulting in updates to insurance contract liabilities as appropriate.
Global WAM Risk Management Committee
Global WAM product risk is managed by First Line Local/Regional Product Committees and the Global Investment Product
Committee. The Global WAM Risk Management Committee reviews and approves notable new products prior to launch. The
Global WAM Risk Management Committee has established a framework for managing risk intended to ensure that notable product offerings align with Global WAM risk taking philosophy and risk appetite.
Product & Insurance Risk Factors
Losses may result should actual experience be materially different than that assumed in the valuation of insurance contract liabilities.
•Such losses could have a significant adverse effect on our results of operations and financial condition. In addition, we periodically review the assumptions we make in determining our insurance contract liabilities and the review may result in an increase in insurance contract liabilities and a decrease in net income attributed to shareholders. Such assumptions require significant professional judgment, and actual experience may be materially different than the assumptions we make. (See “Critical Actuarial and Accounting Policies” below).
•Policyholder behaviour including premium payment patterns, policy renewals, lapse rates and withdrawal, and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. For example, a weak or declining economic environment could increase the value of guarantees associated with variable annuities or other embedded guarantees and contribute to adverse policyholder behaviour experience, or a rapid rise in interest rates could increase the attractiveness of alternatives for customers holding products that offer contractual surrender benefits that are not market value adjusted, which could also contribute to adverse policyholder behaviour experience. If premium persistency or lapse rates are significantly different from our expectations, it could have a material adverse effect on our business, financial condition, results of operations, and cash flows.
We may be unable to implement necessary price increases on our in-force businesses or may face delays in implementation.
•We continue to seek state regulatory approvals for price increases on existing long-term care business in the United
States. We cannot be certain whether or when each approval will be granted. For some in-force business, regulatory approval for price increases may not be required. However, regulators or policyholders may nonetheless seek to challenge our authority to implement such increases. Our insurance contract liabilities reflect our estimates of the impact of these price increases, but should we be less successful than anticipated in obtaining them, then insurance contract liabilities could increase accordingly and reduce net income attributed to shareholders.

71	2024 Annual Report	Management’s Discussion and Analysis
Evolving legislation related to genetic testing could adversely impact our underwriting abilities.
•Current or future legislation in jurisdictions where Manulife operates may restrict its right to underwrite based on access to genetic test results. Without the obligation of disclosure, the asymmetry of information shared between applicant and insurer could increase anti-selection in both new business and in-force policyholder behaviour. The impact of restricting insurers’ access to this information and the associated problems of anti-selection becomes more acute where genetic technology leads to advancements in diagnosis of life-threatening conditions that are not matched by improvements in treatment. We cannot predict the potential financial impact that this would have on the Company or the industry as a whole. In addition, there may be further unforeseen implications as genetic testing continues to evolve and becomes more established in mainstream medical practice.
Evolving AI models could adversely impact our underwriting and claims abilities.
•The rapid growth and availability of AI and generative AI technologies presents significant opportunities to enhance underwriting and claims activities, together with certain risks and challenges. AI models have been implemented in some geographies to enhance underwriting and claims processes that could have unknown risks that materially impact experience.
•Future legislation may restrict certain usage of AI models or data that feed into the AI models, which could adversely impact our underwriting and claims abilities.
Life and health insurance claims may be impacted unexpectedly by changes in the prevalence of diseases or illnesses, medical and technology advances, widespread lifestyle changes, natural disasters, large-scale human-
made disasters and acts of terrorism.
•Claims resulting from catastrophic events could cause substantial volatility in our financial results in any period and could materially reduce our profitability or harm our financial condition. Large-scale catastrophic events may also reduce the overall level of economic activity, which could hurt our business and our ability to write new business. It is possible that geographic concentration of insured individuals could increase the severity of claims we receive from future catastrophic events. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the severity of such an event is outside of our control and could have a material impact on the losses we experience.
Additionally, catastrophic events could harm our reinsurers’ financial condition, resulting in reinsurance defaults.
•The cost of health insurance benefits may be impacted by unforeseen trends in the incidence, termination and severity rates of claims. The ultimate level of lifetime benefits paid to policyholders may be increased by an unexpected increase in life expectancy. For example, advances in technology could lead to longer lives through better medical treatment or better disease prevention. As well, adverse claims experience could result from systematic anti-selection, which could arise from anti-selective lapse behaviour, underwriting process failures, anti-selective policyholder behaviour due to greater consumer accessibility to home-based medical screening, or other factors.
External market conditions determine the availability, terms and cost of reinsurance protection which could impact our financial position and our ability to write new policies.
•As part of our overall risk and capital management strategy, we purchase reinsurance protection on certain risks underwritten or assumed by our various insurance businesses. As the global reinsurance industry continues to review their business models, certain of our reinsurers have attempted to increase rates on our existing reinsurance contracts. The ability of our reinsurers to increase rates depends upon the terms of each reinsurance contract. Typically, a reinsurer’s ability to raise rates is restricted by terms in our reinsurance contracts, which we seek to enforce. Over the past several years, we have received rate increase requests from some of our reinsurers. Thus far, dealing with those requests has not had a material adverse effect on our results of operation or financial condition. Consistent with past practice, we dispute requested increases and, if necessary, we can pursue legal action in order to protect our contractual rights. While possible outcomes remain unknown and there can be no assurance that the outcome of any one or more of these disputes would not have a material adverse effect on our results of operation or financial condition for a particular reporting period, we believe that our reserves, inclusive of reinsurance provisions, are appropriate overall.
•In addition, an increase in the cost of reinsurance could also adversely affect our ability to write future new business or result in the assumption of more risk with respect to policies we issue. Premium rates charged on new policies we write are based, in part, on the assumption that reinsurance will be available at a certain cost. Certain reinsurers may attempt to increase rates they charge us for new policies we write, and for competitive reasons, we may not be able to raise the premium rates we charge for newly written policies to offset the increase in reinsurance rates. If the cost of reinsurance were to increase, or if reinsurance were to become unavailable and if alternatives to reinsurance were not available, our ability to write new policies at competitive premium rates could be adversely affected.
Operational Risk
Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including business disruptions, technology failures, information security and privacy breaches, damage to physical assets, human resource management failures, processing errors, modelling errors, business integration, theft and fraud, as well as regulatory compliance failures or legal disputes.

Operational risk is also embedded in all the practices we use to manage other risks; therefore, if not managed effectively, operational risk can impact our ability to manage other key risks such as credit & investment risk, market & liquidity risk, and product & insurance risk.
Like many firms, operational risk is inherently on the rise as we expand our ecosystem to include more third parties and adopt newer technologies to drive better customer outcomes and efficiencies. In such cases, an operational risk can arise from outside of Manulife’s immediate span of direct control and have material consequences for Manulife, our customers, and other key stakeholders. If left unmitigated, these risks can be amplified across multiple business units and processes resulting in significant exposures.
Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, or damage to our brand and reputation. As such, there are higher expectations from Manulife’s management, our customers and other key stakeholders, including regulators, on our ability to ensure continued operations of our most critical operations and services in a face of disruption.
Furthermore, Manulife has strengthened its operational risk management program by identifying its critical operations, defining impact tolerances and establishing effective mitigations against severe but plausible disruptions, and have been embedded into our Operational Risk Frameworks and risk management practices.
Operational Risk and Resilience Management Strategy
Our corporate governance practices, corporate values, and integrated enterprise-wide approach to managing risk set the foundation for mitigating operational risks. This base is further strengthened by internal controls and systems, compensation programs, and talent management throughout the organization. We align compensation programs with business strategy, long-term shareholder value and good governance practices, and we benchmark these compensation practices against peer companies.
We have our enterprise operational risk management framework that sets out the processes we use to identify, assess, manage, mitigate, and report on significant operational risk exposures. Complementary to this, we have our operational resilience framework which outlines Manulife’s approach to resilience including our ability to adapt to, recover from and withstand disruption of our most critical operations. Operational resilience entails a sound understanding of critical operations and services end to end and their delivery through severe but plausible circumstances within tolerance for disruption. Overall, the execution of our operational risk management strategy supports the drive towards a focus on the effective management of our key global operational risks. Our Operational Risk and Segment Risk Committees oversee all operational risk matters, including operational risk strategy, management, and governance. We have enterprise-wide risk management programs for specific operational risks that could materially impact our ability to do business or impact our reputation.
Business Continuity Risk Management Strategy
Effective business continuity management is an important capability to help ensure the resilience of a firm’s most critical operations and services. However it has traditionally focused on the ‘recovery after’ rather than the ‘continued operation through’ disruption. At Manulife, we connect our business continuity with other key disciplines such as third-party risk management, technology risk and disaster recovery, and change risk and data risk management through the lens of critical operations and seek to ensure that resilience is embedded into the design of processes and technologies to reduce the likelihood of failure in the first instance.
We manage business continuity risk through its lifecycle in accordance with regulatory requirements, our business continuity risk management standard, and industry best practices. Management develops and owns the business continuity plans
(BCPs) and processes that seeks to minimize the impact of, and continue to operate through disruptions resulting from internal or external factors. BCPs are developed with a level of detail and comprehensiveness commensurate with the criticality of the business process and address business strategy and requirements, incorporate inputs from key stakeholders, and details upstream and downstream dependencies. The BCPs are updated through regular monitoring and testing, recalibrating them to meet the evolving environment conditions and business requirements. Oversight and challenge are provided by the risk teams at all stages of the business continuity management lifecycle, helping to ensure the requirements set out in the standard are being met and that our plans are up to date and actionable.
Third-Party Risk Management Strategy
We manage third-party risk through its lifecycle in accordance with regulatory requirements, our third-party risk management framework, and associated standards (covering procurement, business-managed and distribution-managed third parties). Our governance framework and standard for addressing third-party risk includes the sourcing of third parties, ensuring appropriate contracts are in place, the regular monitoring of risk including concentration risk and ongoing performance of the third party, and its eventual termination or renewal. It also includes enhanced requirements to be applied to critical third parties, aiming to ensure the continuity of their service in the event of an exit or a disruption. Oversight and challenge are provided by the
Independent Oversight function, helping to ensure the requirements set out in the framework and standards are being met.
Change Risk Management Strategy
We seek to ensure that significant changes are practical and meet company objectives, and are successfully implemented and monitored by management. Our practices are enforced through our framework, policies and standards which are benchmarked against leading practices and regulatory requirements.

73	2024 Annual Report	Management’s Discussion and Analysis
Legal and Regulatory Risk Management Strategy
Compliance oversees our Regulatory Compliance Management program and function. For our centralized programs, support is provided by our designated Segment Chief Compliance Officers and Compliance Functional leads. Programs supported include Financial Crimes Compliance, Privacy Compliance, the Global Ethics Office, and Distribution Compliance.
The program is designed to promote compliance with regulatory obligations worldwide and to assist in making the Company’s employees aware of the laws and regulations that affect it, along with the risks associated with failing to comply. Compliance monitors emerging legal and regulatory developments and prepares the Company to address any new requirements or obligations.
Compliance seeks to ensure significant issues are escalated and proactively mitigated. Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory, fraud, and reputation risks. These processes and business practices include Privacy (such as the handling of personal and other confidential information), Sales and Marketing practices, Sales conduct (including compensation practices, product design, suitability and fiduciary responsibilities), Asset Management practices, the Ethics
Hotline, and Regulatory filings. In addition, the Company has standards, policies, processes and controls in place to help protect the Company, our customers and relevant third parties from acts of fraud, and from risks associated with money laundering and terrorist financing. Audit Services and Compliance personnel periodically assess the effectiveness of the system of internal controls. For further discussion of government regulation and legal proceedings, refer to “Government
Regulation” in MFC’s Annual Information Form dated February 19, 2025 and note 18 of the 2024 Annual Consolidated
Financial Statements.
Technology & Information Security Risk Management Strategy
We have a global framework for managing the Company’s technology and information security risks, including disruptive technologies like generative AI. Programs supporting this framework are overseen by the Chief Information Risk Officer.
These programs establish the governance, policies and standards, and appropriate controls to protect information and computer systems.
Our Technology Risk Management program provides strategy, direction and oversight, and facilitates governance for all technology risk domain activities across the Company. The scope of this program includes: proactively identifying, managing, monitoring, and reporting on critical information risk exposures; promoting transparency and informed decision-making by building and maintaining information risk profiles and risk dashboards for global and segment teams aligned with enterprise and operational risk reporting; providing advisory services to global and segment teams around current and evolving technology risks and their impact to the Company’s information risk profile; and reducing vendor information risk exposures by incorporating sound information risk management practices into sourcing, outsourcing, and offshoring initiatives and programs.
Our Information Security Management program, which is overseen by the Vice President of Information Security, provides strategy, direction and oversight, and facilitates governance for all cybersecurity risk domain activities across the Company.
The scope of this program includes: managing confidentiality, integrity, and availability risks through asset and access management, systems security and vulnerability management, and other operational security practices; providing advisory services to global and segment teams around current and evolving cybersecurity risk exposures and their impact to the
Company’s information risk profile; and providing challenge and oversight for the Company’s cybersecurity program and practices globally and locally within segments.
We also have ongoing security awareness training sessions for all employees. The Board’s Risk Committee regularly reviews the Company’s technology and information security programs and engages in discussions regarding the effectiveness of the programs for identifying and addressing relevant risks.
Many jurisdictions in which we operate are implementing more stringent privacy legislation. We also have a global framework for managing the Company’s privacy risk. It is overseen by our Global Chief Privacy Officer and includes policies and standards, ongoing monitoring of emerging privacy legislation and risks, and a network of privacy officers. Processes have been established to provide guidance on handling personal information and for reporting privacy incidents and issues to appropriate management for response and resolution. As a global company, Manulife is subject to a wide variety of laws and regulations throughout its operations, including those related to privacy and information security. In many jurisdictions, privacy and information security requirements are becoming more onerous, including stringent incident reporting requirements, and may increase our compliance costs as well as the risks associated with any compliance failure.
The Chief Information Risk Officer, the Global Chief Privacy Officer, and their teams work closely on information security and privacy matters.
Human Resource Risk Management Strategy
We have multiple human resource policies, practices and programs in place that seek to manage the risks associated with attracting and retaining top talent. These include recruiting programs at every level of the organization, training and development programs for our individual contributors and people leaders, initiatives to help increase diversity, equity and inclusion, employee engagement surveys, and competitive compensation programs that are designed to attract, motivate and retain high performing and high potential employees.

Communications Risk Management Strategy
Our Communications team is responsible for both protecting and managing our reputation and the risk associated with distributing communications – internally and externally. Our Media and Social Media policies help ensure that proper reviews of content are taking place ahead of distribution. We also use tools to listen for what others are saying about Manulife as a way to proactively understand and respond to inherent risk. We regularly facilitate Reputation Outlook meetings to plan for future risk, and we have teams that are able to distribute communications in response to a crisis should we need to.
Marketing Risk Management Strategy
We have policies, processes and controls in place across all media channels and forums globally which seek to ensure
Manulife's brands, trademarks, advertising, other marketing-related materials and all communications are presented accurately.
Model Risk Management Strategy
We have designated Model Risk Management teams working closely with model owners and users that seek to manage model risk. Our model risk oversight program includes processes intended to ensure that our critical business models are conceptually sound and used as intended, and to assess the appropriateness of the calculations and outputs.
Operational Risk Factors
Competition for the best people is intense and an inability to recruit qualified individuals may negatively impact our ability to execute on business strategies, conduct our operations or to meet the rapid changes in external environments such as demographics and regulatory landscape.
•Market fluctuations aside, the competition for top talent and key capabilities continues to be fierce. Our ability to attract external talent while developing our own internal capabilities is core to our high performing team ambitions. Our industry continues to require specific core capabilities and in meeting those talent needs we compete against other insurance companies, financial institutions, and wealth management organizations to attract talent. We compete against organizations across many industries for digital talent, functional experts, leaders, and sales talent. We also monitor and react to rapid changes in regulations across the globe. These regulations are often complex and may have a significant impact to our operations. To find the talent we need to deliver on our strategic objectives and maintain our competitive advantage, our core approach is focused on building enhanced talent networks to entice top candidates in the market.
The risk of other organizations both inside and outside of our geographic footprint targeting our employees is heightened as companies maintain flexible remote working arrangements. Additionally, we are in an environment where pay levels have been increasing more quickly than in recent years due to the competitive talent market, inflation, and other factors.
We help ensure that our value proposition remains competitive and current through offerings such as flexible work arrangements, learning investments, wellbeing, recognition & incentive programs, and a culture that strives to be recognized as a top employer within the markets we operate.
If we are not able to attract, motivate and retain agency leaders and individual agents, our competitive position, growth and profitability will suffer.
•The attraction and motivation of productive and engaged sales representatives (agents) is critical to achieving our financial targets and a positive customer experience and brand. We compete with other financial services companies for sales representatives primarily based on the opportunity available, our brand and culture, support services, compensation and product features. Negative changes to any of these factors, or falling below market competitive levels, could impact our ability to attract, retain and engage sufficient sales representatives which could pose a risk to our business objectives and ambitions and could have a material adverse effect on our business, results of operations and financial condition.
If we are unable to manage the risk of significant changes to our business in accordance with our standards, our business strategies and plans, and operations may be impaired.
•We must successfully deliver several significant changes to our business to implement our business strategies and successfully achieve our plans. If we are unable to manage risk imposed by significant changes in accordance with our risk appetite and in order to capture the projected benefits and outcomes of such changes, there could be a material adverse effect on our business and financial condition.
Key business processes may fail, causing material loss events and impacting our customers and reputation.
•Our institution processes a substantial volume of complex transactions both internally and through third-party relationships. This complexity introduces a risk that errors could have material impact on our customers or result in financial loss for the organization. To mitigate these risks, we have instituted controls that seek to ensure timely and accurate processing for our most significant business processes. Furthermore, we have established necessary monitoring, escalation and reporting processes to promptly address errors that may arise.

75	2024 Annual Report	Management’s Discussion and Analysis
The interconnectedness of our operations and risk management strategies could expose us to risk if all factors are not appropriately considered and communicated.
•Our business operations, including strategies and operations related to risk management, asset liability management and liquidity management, are interconnected and complex. Changes in one area may have a secondary impact in another area of our operations. For example, risk management actions, such as the increased use of interest rate swaps, could have implications for liquidity risk management, as this strategy could result in the need to post additional amounts of collateral. Failure to appropriately consider these inter-relationships, or effectively communicate changes in strategies or activities across our operations, could have a negative impact on the strategic objectives or operations of another group.
Our risk management policies, procedures and strategies may leave us exposed to unidentified or unanticipated risks, which could negatively affect our business, results of operations and financial condition.
•We devote significant resources to develop our risk management policies, procedures, and strategies. Nonetheless, there is a risk that our policies, procedures, and strategies may not be comprehensive. Many of our methods for measuring and managing risk exposures are based upon the use of observed historical market behaviour or statistics based on historical models. Future behaviour may differ from past behaviour. Furthermore, data or models we use may not always be accurate, complete, up-to-date, or properly evaluated or reported.
We are subject to tax audits, tax litigation or similar proceedings, and as a result we may owe additional taxes, interest and penalties in amounts that may be material.
•We are subject to income and other taxes in the jurisdictions in which we do business. In determining our provisions for income taxes and our accounting for tax-related matters in general, we are required to exercise judgment. We regularly make estimates where the ultimate tax determination is uncertain. There can be no assurance that the final determination of any tax audit, appeal of the decision of a taxing authority, tax litigation or similar proceedings will not be materially different from that reflected in our historical financial statements. The assessment of additional taxes, interest and penalties could be materially adverse to our current and future results of operations and financial condition.
Our operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition.
•Our operations face the risk of discriminatory regulation, political and economic instability, the imposition of economic or trade sanctions, isolationist foreign policies, armed conflicts, civil unrest or disobedience, government policies or regulations adopted in response to political or social pressures and rising populism and/or nationalism, limited protection for, or increased costs to protect intellectual property rights, inability to protect and/or enforce contractual or legal rights, nationalization or expropriation of assets, price controls and exchange controls or other restrictions that prevent us from transferring funds out of the countries in which we operate and disruptions in global supply chains. In addition, as political tensions and populism and/or nationalism rise in a number of locations, compliance with laws and regulations by global financial institutions may become challenging as complying with the requirements in one jurisdiction may be contrary to the requirements of another.
•A substantial portion of our revenue and net income attributed to shareholders is derived from our operations outside of
North America, primarily in Asian markets. Some of these markets are developing and are rapidly growing countries where these risks may be heightened.
•There is tension between mainland China and Canada, the U.S. and their allies over a number of issues, including trade, technology and human rights resulting in the imposition of sanctions and trade restrictions on companies and individuals.
Mainland China and the Hong Kong SAR are important markets for Manulife and tensions may create a more challenging operating environment for Manulife. In addition, the military conflicts in the Middle East and in Ukraine may negatively impact regional and global financial markets and economies.
•These risks could result in disruptions to our operations, unanticipated costs, increased market volatility and inflation, a contraction of business activity and recession, diminished investor and consumer confidence, lower investment growth, insurance sales and fees earned on managed assets, the loss of assets or a reduction in their value and reduced remittances.
Failure to manage these risks could have a significant negative impact on our operations and profitability globally.
We are regularly involved in litigation.
•We are regularly involved in litigation, either as a plaintiff or defendant. These cases could result in an unfavourable resolution and could have a material adverse effect on our results of operations and financial condition. For further discussion of legal proceedings refer to note 18 of the 2024 Annual Consolidated Financial Statements.
We are exposed to investors trying to profit from short positions in our stock.
•Short sellers seek to profit from a decline in the price of our common shares. Through their actions and public statements, they may encourage the decline in price from which they profit and may encourage others to take short positions in our shares. The existence of such short positions and the related publicity may lead to continued volatility in our common share price.

System failures or events that impact our facilities may disrupt business operations.
•Technology is used in virtually all aspects of our business and operations; in addition, part of our strategy involves the expansion of technology to directly serve our customers. An interruption in the service of our technology resulting from system failure, cyber-attack, human error, natural disaster, human-made disaster, pandemic, or other unpredictable events beyond reasonable control could prevent us from effectively operating our business. We rely on the internet in order to conduct business and may be adversely impacted by outages in critical infrastructure such as electric grids, undersea cables, satellites or other communications used by us or our third parties.
•While our facilities and operations are distributed across the globe, we can experience extreme weather, natural disasters, civil unrest, human-made disasters, power outages, pandemic, and other events which can prevent access to, and operations within, the facilities for our employees, partners, and other parties that support our business operations.
•We take measures to plan, structure and protect against routine events that may impact our operations, and maintain plans to operate through, and recover from, unpredictable events. An interruption to our operations may subject us to regulatory sanctions and legal claims, lead to a loss of customers, assets and revenues, or otherwise adversely affect us from a financial, operational and reputational perspective.
An information security or privacy breach of our operations or of a related third party could adversely impact our business, results of operations, financial condition, and reputation.
•It is possible that the Company may not be able to anticipate or to implement effective preventive measures against all disruptions or privacy and security breaches, especially because the techniques used by threat actors change frequently, generally increase in sophistication, and often are not recognized until launched, and because cyber-attacks can originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, and other parties, including parties sponsored by hostile foreign governments. Those parties may also attempt to fraudulently induce employees, customers, and other users of the Company’s systems or third-party service providers to hire them as legitimate employees or otherwise disclose sensitive information in order to gain access to the Company’s data or that of its customers or clients. We, our customers, regulators and other third parties have been subject to, and are likely to continue to be the target of, cyber-attacks, including computer viruses, malicious or destructive code, phishing attacks, denial of service, and other security incidents that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of personal, confidential, proprietary and other information of the Company, our employees, our customers, or of third parties, or otherwise materially disrupt our or our customers’ or other third parties’ network access or business operations. These attacks could adversely impact us from a financial, operational and reputational perspective. The rapid evolution and increased adoption of AI technologies may intensify our cybersecurity risks, including the deployment of AI technologies by threat actors.
•The Company maintains an Information Risk Management Program, overseen by the Chief Information Risk Officer, which includes information and cybersecurity defenses, to protect our networks and systems from attacks. However, there can be no assurance that these countermeasures will be successful in every instance in protecting our networks against advanced attacks. Therefore, in addition to protection, detection and response mechanisms, the Company maintains cyber risk insurance, though this insurance may not cover all costs associated with the financial, operational, and reputational consequences of personal, confidential or proprietary information being compromised.
Model risk may arise from the inappropriate use or interpretation of models or their output, or the use of deficient models, data or assumptions.
•We rely on highly complex models to support the various operations such as underwriting, pricing, valuation, risk measurement, and for input on decision-making. Consequently, the risk of inappropriate use or interpretation of our models or their output, or the use of deficient or outdated models, could have a material adverse effect on our business.
Fraud risks may arise from incidents caused by many internal and external threats.
•As a major financial institution, Manulife is subject to fraud risk stemming from internal and external threats. It is impossible to eliminate all fraud risk; however, having an effective Anti-Fraud Program to guide the organization on minimum required controls, as outlined by the Global Anti-Fraud Standard, will maximize the likelihood that fraud will be prevented or detected in a timely manner and will create a strong deterrent to fraudulent activities such as account takeover, bank, claims, distribution, underwriting, and others. The Anti-Fraud Office within Compliance is responsible for
Second Line governance and oversight of fraud risks. Despite these efforts, Manulife may not be successful in preventing or detecting fraud, which could result in business disruption or financial losses, either due to the fraud itself, or from measures Manulife adopts to remediate historic fraudulent activity. In addition to the risk of loss, Manulife could face legal actions and the loss of customer and market confidence from fraud events.
Contracted third parties may fail to deliver against contracted activities.
•We rely on third parties to perform a variety of activities on our behalf, and failure of our most significant third parties to meet their contracted obligations may impact our ability to meet our strategic objectives or may directly impact our customers. Third-party governance processes are in place that seek to ensure that appropriate due diligence is conducted at time of contracting, and ongoing third-party monitoring activities are in place that seek to ensure that the contracted services are being fulfilled to satisfaction but we may nevertheless be unable to mitigate all possible failures.

77	2024 Annual Report	Management’s Discussion and Analysis
Damage to the natural environment may arise related to our business operations, owned property or commercial mortgage loan portfolio.
•Environmental risk may originate from investment properties that are subject to natural or human-made environmental risk. Real estate assets may be owned, leased and/or managed, as well as mortgaged by Manulife and we might enter into the chain of liability due to foreclosure ownership when in default.
•Liability under environmental protection laws resulting from our commercial mortgage loan portfolio and owned property
(including commercial real estate, timberland and farmland properties) may adversely impact our reputation, results of operations and financial condition. Under applicable laws, contamination of a property with hazardous materials or substances may give rise to a lien on the property to secure recovery of the costs of cleanup. In some instances, this lien has priority over the lien of an existing mortgage encumbering the property. The environmental risk may result from on-
site or off-site (adjacent) due to migration of regulated pollutants or contaminants with financial or reputational environmental risk and liability consequences by virtue of strict liability. Environmental risk could also arise from natural disasters (e.g., climate change, weather, fire, earthquake, floods, and pests) or human activities (use of chemicals or pesticides) conducted within the site or when impacted from adjacent sites.
•Additionally, as lender, we may incur environmental liability (including without limitation liability for cleanup, remediation and damages incurred by third parties) similar to that of an owner or operator of the property, if we or our agents exercise sufficient control over the operations at the property. We may also have liability as the owner and/or operator of real estate for environmental conditions or contamination that exist or occur on the property or affecting other property.
•Across our portfolio of investment properties, we seek to ensure appropriate levels of insurance are maintained in line with industry standards. These policies often include protections against physical and/or operational damage related to various environmental risks. Should the availability of such insurance policies become more limited or not reasonably commercially available, there may be an increased risk of loss for environmental related damages on our portfolio.
Pandemics, epidemics or infectious disease outbreaks, and the economic, legal, regulatory, tax and other responses to such pandemics, epidemics, or infectious disease outbreaks, could have a material adverse effect on our business, results of operations and financial condition.
•We purchase reinsurance protection on certain risks underwritten or assumed by our various insurance businesses. As either a direct or indirect result of a pandemic, epidemic or infectious disease outbreaks, we may find reinsurance more difficult or costly to obtain.
•In pricing or repricing of new business, the impact of any pandemic, epidemic or infectious disease outbreaks related changes may be compounded with or offset by other pricing inputs. These inputs include assumption changes (e.g., reinsurance, interest rates, morbidity, mortality, expense, lapse, and surrender changes), business considerations related to retaining specific market share or client business and regulatory restrictions impacting the approval process for price changes.
•Market volatility and stressed conditions resulting from pandemic, epidemic or infectious disease outbreaks could result in additional cash and collateral demands primarily from changes to policyholder termination or renewal rates, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, reinsurance settlements or collateral demands, and our willingness to support the local solvency position of our subsidiaries. Such an environment could also limit our access to capital markets. Sustained global economic uncertainty could also result in adverse credit rating changes which in turn could result in more costly or limited access to funding sources. While we currently have a variety of sources of liquidity including cash balances, short-term investments, government and highly rated corporate bonds, and access to contingent liquidity facilities, there can be no assurance that these sources will provide us with sufficient liquidity on commercially reasonable terms in the future.
•Pandemics, epidemics, or infectious disease outbreaks may result in further increases in the risks outlined in the “Risk
Management and Risk Factors” section of this document, including strategic, market, liquidity, product, model, business continuity, legal, regulatory, reputational, and operational risks.
Evolving Risks
The identification and assessment of our external environment for evolving risks is an important aspect of our ERM
Framework, as these risks could have the potential to have a material adverse impact on our operations and/or business strategies.
Our Evolving Risk Framework facilitates the ongoing identification, assessment and monitoring of evolving risks, and includes: maintaining a process for the ongoing discussion and evaluation of such risks with senior leaders; reviewing and validating evolving risks with the ERC; developing and executing on responses to each evolving risk based on materiality and prioritization; and monitoring and reporting on evolving risks on a regular basis to the Board’s Risk Committee.
Additional Risk Factors That May Affect Future Results
Other factors that may affect future results include changes in government trade policy; monetary policy or fiscal policy, including interest rates policy from central banks; political conditions and developments in or affecting the countries in which we operate; technological changes; public infrastructure disruptions; changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health or natural disaster emergencies; and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.
We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and company-specific risks that may adversely affect the future business, financial condition or results of operations of our Company.

79	2024 Annual Report	Management’s Discussion and Analysis
10.  Capital Management Framework
Manulife seeks to manage its capital with the objectives of:
•Operating with sufficient capital to be able to honour all commitments to its policyholders and creditors with a high degree of confidence;
•Retaining the ongoing confidence of regulators, policyholders, rating agencies, investors and other creditors in order to ensure access to capital markets; and
•Optimizing return on capital to meet shareholders’ expectations subject to constraints and considerations of adequate levels of capital established to meet the first two objectives.
Capital is managed and monitored in accordance with the Capital Management Policy. The Policy is reviewed and approved by the Board annually and is integrated with the Company’s risk and financial management frameworks. It establishes guidelines regarding the quantity and quality of capital, internal capital mobility, and proactive management of ongoing and future capital requirements.
Our capital management framework takes into account the requirements of the Company as a whole, as well as the needs of each of our subsidiaries. Internal capital targets are set above regulatory requirements, and consider a number of factors, including results of sensitivity and stress testing and our own risk assessments, as well as business needs. We monitor against these internal targets and initiate actions appropriate to achieving our business objectives.
We periodically assess the strength of our capital position under various stress scenarios. The annual Financial Condition
Testing (“FCT”) typically quantifies the financial impact of economic events arising from shocks in public equity and other markets, interest rates and credit, amongst others. Our 2024 FCT results demonstrate that we would have sufficient assets, under the various adverse scenarios tested, to discharge our insurance and investment contract liabilities. This conclusion was also supported by a variety of other stress tests conducted by the Company.
We use an Economic Capital (“EC”) framework to inform our internal view of the level of required capital and available capital.
The EC framework is a key component of the Own Risk and Solvency Assessment process, which is an internal assessment of an insurer’s risks, capital needs and solvency position, and is used for setting Internal Capital Targets.
Capital management is also integrated into our product planning and performance management practices.
The composition of capital between equity and other capital instruments impacts the financial leverage ratio which is an important consideration in determining the Company’s financial strength and credit ratings. The Company monitors and rebalances its capital mix through capital issuances and redemptions.
Financing Activities
Securities Transactions
During 2024, we raised a total of $2.6 billion of subordinated debt, and $1.9 billion of debt securities was redeemed at par.

($ millions)	Par value	Issued(1)	Redeemed/ Matured(1)
4.064% MFC Subordinated debenture, issued on Dec 6, 2024	$1,000	$995	$-
4.275% MFC Subordinated debenture, issued on June 19, 2024	S$500	524	-
5.054% MFC Subordinated debenture, issued on Feb 23, 2024	1,100	1,095	-
7.375% JHUSA Surplus notes, redeemed on Feb 15, 2024	US$450	-	594
3.049% MFC Subordinated debenture, redeemed on Aug 20, 2024	750	-	750
3.000% MFC Subordinated debenture, redeemed on Nov 21, 2024	S$500	-	527
Total		$2,614	$1,871
(1)Represents carrying value, net of issuance costs.
Normal Course Issuer Bid
On February 20, 2024, we announced that the Toronto Stock Exchange (“TSX”) approved a normal course issuer bid (the
“2024 NCIB”) permitting the purchase for cancellation of up to 50 million common shares, representing approximately 2.8% of common shares outstanding as at February 12, 2024. On May 7, 2024, we announced that the TSX approved an amendment to the 2024 NCIB to increase the number of common shares that we may repurchase for cancellation to 90 million common shares, representing approximately 5% of common shares outstanding as at February 12, 2024.
Purchases under the 2024 NCIB, as subsequently amended, commenced on February 23, 2024, and will continue until
February 22, 2025, when the NCIB expires, or such earlier date as we complete our purchases. During the year ended
December 31, 2024, we purchased for cancellation under the 2024 NCIB 82.8 million common shares for a total cost of $3.2 billion.
Our 2023 NCIB which was announced on February 21, 2023, expired on February 22, 2024, with no purchases during the year ended December 31, 2024. Our 2022 NCIB, which was announced on February 1, 2022, expired on February 2, 2023.
1    The net issuance of capital instruments consists of the issuance of $1.1 billion of subordinated debt in 1Q24, $0.5 billion of subordinated debt in 2Q24, and
$1.0 billion of subordinated debt in 4Q24, partially offset by the redemption of $0.6 billion of JHUSA Surplus Notes in 1Q24, $0.75 billion of subordinated debt in 3Q24 and $0.5 billion of subordinated debt in 4Q24.

During the year ended December 31, 2023, we purchased for cancellation 62.6 million common shares for a total cost of $1.6 billion, including 6.9 million common shares for a total cost of $0.2 billion under the 2022 NCIB.
On February 19, 2025, we announced that we are launching a normal course issuer bid (the “2025 NCIB”) permitting the purchase for cancellation of up to 51.5 million common shares, representing approximately 3.0% of common shares outstanding. We have received approval from both the TSX and OSFI for the 2025 NCIB. Purchases under the 2025 NCIB may commence on February 24, 2025 and continue until February 23, 2026, when the 2025 NCIB expires, or such earlier date as we complete our purchases.
Consolidated Capital

As at December 31,
($ millions)	2024	2023
Non-controlling interests	$1,421	$1,431
Participating policyholders’ equity	567	257
Preferred shares and other equity	6,660	6,660
Common shareholders’ equity(1)	44,312	40,379
Total equity	52,960	48,727
Exclude the accumulated other comprehensive gain/(loss) on cash flow hedges	119	26
Total equity excluding accumulated other comprehensive gain/(loss) on cash flow hedges	52,841	48,701
Post-tax CSM	20,826	18,503
Qualifying capital instruments	7,532	6,667
Consolidated capital(2)	$81,199	$73,871
(1)Common shareholders’ equity is equal to total shareholders’ equity less preferred shares and other equity.
(2)Consolidated capital does not include $6.6 billion (2023 – $6.1 billion) of MFC senior debt as this form of financing does not meet OSFI’s definition of regulatory capital at the MFC level. The Company has down-streamed the proceeds from this financing into operating entities in a form that qualifies as regulatory capital at the subsidiary level.
MFC’s consolidated capital was $81.2 billion as at December 31, 2024, an increase of $7.3 billion compared with $73.9 billion as at December 31, 2023. The increase was driven by growth in total equity, a higher post-tax CSM and the net issuance of capital instruments1. The growth in total equity was mainly from total comprehensive income, which was partially offset by dividends and common share buybacks.
Remittance of Capital
As part of its capital management, Manulife promotes internal capital mobility so that MFC has access to funds to meet its obligations and to optimize capital deployment. Remittances is defined as the cash remitted or made available for distribution to MFC from its subsidiaries. It is a key metric used by management to evaluate our financial flexibility. In 2024, MFC subsidiaries delivered $7.0 billion in remittances of which Asia and U.S. operations delivered $1.9 billion and $2.0 billion, respectively. Remittances were $1.5 billion higher than 2023 due to the favourable impact of market movements in 2024 and the GA Reinsurance Transaction.
Financial Leverage Ratio
MFC’s financial leverage ratio as at December 31, 2024 was 23.7%, a decrease of 0.6 percentage points from 24.3% as at
December 31, 2023. The decrease in the ratio was driven by growth in total equity and higher post-tax CSM, partially offset by the net issuance of capital instruments1.
Common Shareholder Dividends
The declaration and payment of shareholder dividends and the amount thereof are at the discretion of the Board and depend upon various factors, including the results of operations, financial conditions, future prospects of the Company, dividend payout ratio, and taking into account regulatory restrictions on the payment of shareholder dividends.
Common Shareholder Dividends Paid

For the years ended December 31,
$ per share	2024	2023
Dividends paid	$1.60	$1.46
The Company offers a Dividend Reinvestment Program (“DRIP”) whereby shareholders may elect to automatically reinvest dividends in the form of MFC common shares instead of receiving cash. The offering of the program and its terms of execution are subject to the Board’s discretion.
1  The net issuance of capital instruments consists of the issuance of $1.1 billion of subordinated debt in 1Q24, $0.5 billion of subordinated debt in 2Q24, and
$1.0 billion of subordinated debt in 4Q24, partially offset by the redemption of $0.6 billion of JHUSA Surplus Notes in 1Q24, $0.75 billion of subordinated debt in 3Q24 and $0.5 billion of subordinated debt in 4Q24.

81	2024 Annual Report	Management’s Discussion and Analysis
During 2024, the required common shares in connection with the DRIP were purchased on the open market with no applicable discount.
Regulatory Capital Position
MFC and MLI are regulated by OSFI and are subject to consolidated risk based capital requirements. Manulife monitors and manages its consolidated capital in compliance with the OSFI LICAT guideline. Under this regime, our available capital and other eligible capital resources are measured against a required amount of risk capital determined in accordance with the guideline. For regulatory reporting purposes under the LICAT framework, consolidated capital is adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.
Manulife’s operating activities are conducted within MLI and its subsidiaries. MLI’s LICAT ratio was 137% as at December 31,
2024, compared with 137% as at December 31, 2023. The ratio is in line with 2023 as the positive impact from earnings and
CSM, the net issuance of capital instruments1 and the GA and RGA Canadian Reinsurance Transactions was offset by common share buybacks and market movements.
MFC’s LICAT ratio was 124% as at December 31, 2024, compared with 124% as at December 31, 2023, with the change driven by similar factors that impacted the movement in MLI’s LICAT ratio. The difference between the MLI and MFC ratios is largely due to the $6.6 billion (2023 – $6.1 billion) of MFC senior debt outstanding that does not qualify as available capital at the MFC level, but based on the form it was down-streamed to MLI, it qualifies as regulatory capital at the MLI level.
The LICAT ratios as at December 31, 2024, resulted in excess capital of $24.0 billion over OSFI’s supervisory target ratio of
100% for MLI, and $22.7 billion over OSFI’s regulatory minimum target ratio of 90% for MFC (no supervisory target is applicable to MFC). In addition, all MLI’s subsidiaries maintain capital levels in excess of local requirements.
Credit Ratings
Manulife’s operating companies have strong financial strength ratings from credit rating agencies. These ratings are important factors in establishing the competitive position of insurance companies and maintaining public confidence in products being offered. Maintaining strong ratings on debt and capital instruments issued by MFC and its subsidiaries allows us to access capital markets at competitive pricing levels. Should these credit ratings decrease materially, our cost of financing may increase and our access to funding and capital through capital markets could be reduced.
During 2024, S&P, Moody’s, Morningstar DBRS, and AM Best Company (“AM Best”) maintained their assigned ratings of
MFC and its primary insurance operating companies. On July 30, 2024, Fitch upgraded the financial strength ratings for
Manulife’s primary insurance operating companies to AA from AA-.
The following table summarizes the financial strength ratings of MLI and certain of its subsidiaries as at January 31, 2025.
Financial Strength Ratings

Subsidiary	Jurisdiction	S&P	Moody’s	Morningstar DBRS	Fitch	AM Best
The Manufacturers Life Insurance Company	Canada	AA-	A1	AA	AA	A+ (Superior)
John Hancock Life Insurance Company (U.S.A.)	United States	AA-	A1	Not Rated	AA	A+ (Superior)
Manulife (International) Limited	Hong Kong	AA-	Not Rated	Not Rated	Not Rated	Not Rated
Manulife Life Insurance Company	Japan	A+	Not Rated	Not Rated	Not Rated	Not Rated
Manulife (Singapore) Pte. Ltd.	Singapore	AA-	Not Rated	Not Rated	Not Rated	Not Rated
As of January 31, 2025, S&P, Morningstar DBRS, Fitch, and AM Best had a stable outlook on these ratings, while Moody’s had a positive outlook. The S&P rating and outlook for Manulife Life Insurance Company are constrained by the sovereign rating on Japan (A+/Stable).

11.  Critical Actuarial and Accounting Policies
The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the date of the Consolidated Financial Statements, and the reported amounts of insurance service, investment result, and other revenues and expenses during the reporting periods.
Actual results may differ from these estimates. The most significant estimation processes relate to evaluating assumptions used in measuring insurance and investment contract liabilities and reinsurance contract held liabilities, assessing assets for impairment, determining of pension and other post-employment benefit obligation and expense assumptions, determining income taxes and uncertain tax positions, and estimating fair values of certain invested assets. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The material accounting policies used and the most significant judgments made by management in applying these accounting policies in the preparation of the 2024 Annual Consolidated
Financial Statements are described in note 1 to the Consolidated Financial Statements.
Critical Actuarial Policies – Insurance and Investment Contract Liabilities
Insurance contract liabilities are determined in Canada under IFRS 17 “Insurance Contracts”, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. This information provides a basis for users of financial statements to assess the effect that insurance contracts have on the entity’s financial position, financial performance, and cash flows.
Insurance contract liabilities include the fulfilment cash flows and the contractual service margin. The fulfilment cash flows comprise:
•An estimate of future cash flows
•An adjustment to reflect the time value of money and the financial risk related to the future cash flows if not included in the estimate of future cash flows
•A risk adjustment for non-financial risk
Estimates of future cash flows including any adjustments to reflect the time value of money and financial risk represent the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including costs of servicing the policies, reduced by any future amounts paid by policyholders to the Company for their policies. The determination of estimates of future cash flows involves the use of estimates and assumptions. To determine the best estimate amount, assumptions must be made for several key factors, including future mortality and morbidity rates, rates of policy termination and premium persistency, operating expenses, and certain taxes (other than income taxes). Further information on best estimate assumptions is provided in the “Best Estimate Assumptions” section below.
To reflect the time value of money and financial risk, estimates of future cash flows are generally discounted using risk-free yield curves adjusted by an illiquidity premium to reflect the liquidity characteristics of the liabilities. The Company primarily uses a deterministic projection using best estimate assumptions to determine the present value of future cash flows.
However, where there are financial guarantees such as universal life minimum crediting rates guarantees, participating life zero dividend floor implicit guarantees and variable annuities guarantees, a stochastic approach to capture the asymmetry of the risk is used. For the stochastic approach the cash flows are both projected and discounted at scenario specific rates calibrated on average to be the risk-free yield curves adjusted for illiquidity. The Company disaggregates insurance finance income or expenses on insurance contracts issued for most of its group of insurance contracts between profit or loss and other comprehensive income (“OCI”). The impact of changes in market interest rates on the value of the life insurance and related reinsurance assets and liabilities are reflected in OCI to minimize accounting mismatches between the accounting for insurance assets and liabilities and supporting financial assets.
Risk adjustments for non-financial risk represent the compensation an entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk as the entity fulfills insurance contracts. The risk adjustment considers insurance, lapse and expense risks, includes both favourable and unfavourable outcomes, and reflects diversification benefits from the insurance contracts issued. The Company has estimated the risk adjustment using a margin approach. This approach applies a margin for adverse deviation, typically in terms of a percentage of best estimate assumptions, where future cash flows are uncertain. The resulting cash flows are discounted at rates consistent with the best estimate cash flows to arrive at the total risk adjustment. The ranges of these margins are set by the Company and reviewed periodically. The risk adjustment for non-financial risk for insurance contracts correspond to a 90% – 95% confidence level for all segments. The risk adjustment for non-financial risk leads to higher insurance contract liabilities, but increases the income recognized in later periods as the risk adjustment releases as the non-financial risk on policies decreases.
The contractual service margin represents the present value of unearned profits the entity will recognize as services are provided in the future.

83	2024 Annual Report	Management’s Discussion and Analysis
Total net insurance contract liabilities were $522.8 billion as at December 31, 2024 (December 31, 2023 – $482.0 billion), reflecting business growth and foreign exchange impacts.
Best Estimate Assumptions
We follow established processes to determine the assumptions used in the determination of insurance contract liabilities. The nature of each risk factor and the process for setting the assumptions used in the determination are discussed below.
Mortality
Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. We make assumptions about future mortality improvements using historical experience derived from population data. Reinsurance is used to offset some of our direct mortality exposure on in-force life insurance policies with the impact of the reinsurance separately accounted for in our reinsurance contract assets or liabilities. Actual mortality experience is monitored against these assumptions separately for each business. The results are favourable where mortality rates are lower than assumed for life insurance and where mortality rates are higher than assumed for payout annuities and long-term care. Overall 2024 experience was favourable (2023 – favourable) when compared with our assumptions.
Morbidity
Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. For our JH Long Term Care business we make assumptions about future morbidity changes. Actual morbidity experience is monitored against these assumptions separately for each business. Our morbidity risk exposure relates to future expected claims costs for long-term care insurance, as well as for group benefits and certain individual health insurance products we offer. Overall 2024 experience was favourable (2023 – favourable) when compared with our assumptions.
Policy Termination and Premium Persistency
Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits.
Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience is monitored against these assumptions separately for each business. Overall 2024 experience was unfavourable (2023 –
unfavourable) when compared with our assumptions.
Directly Attributable Expenses and Taxes
Directly attributable operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated directly attributable overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2024 were unfavourable (2023 – unfavourable) when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes.
Experience Adjusted Products
Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience. Minimum contractual guarantees and other market considerations are considered in determining the policy adjustments.
Sensitivity of Earnings to Changes in Assumptions
The following tables present information on how reasonably possible changes in assumptions made by the Company on insurance contracts’ non-economic risk variables and certain economic risk variables impact contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. For non-economic risk variables, the impacts are shown separately gross and net of the impacts of reinsurance contracts held. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
The analysis is based on a simultaneous change in assumptions across all businesses and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are specifically made on a business and geographic basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of our internal models.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-
economic assumptions(1)

As at December 31, 2024	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders
($ millions, post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions
2% adverse change in future mortality rates(2),(3),(5)
Portfolios where an increase in rates increases insurance contract liabilities	$(700)	$(200)	$(700)	$(300)	$200	$100	$(500)	$(200)
Portfolios where a decrease in rates increases insurance contract liabilities	(100)	(600)	-	-	100	200	100	200
5% adverse change in future morbidity rates(4),(5),(6) (incidence and termination)	(2,200)	(1,800)	(3,000)	(2,700)	700	600	(2,300)	(2,100)
10% change in future policy termination rates(3),(5)
Portfolios where an increase in rates increases insurance contract liabilities	(700)	(600)	(100)	(100)	(200)	(200)	(300)	(300)
Portfolios where a decrease in rates increases insurance contract liabilities	(900)	(700)	(700)	(400)	400	300	(300)	(100)
5% increase in future expense levels	(600)	(600)	(100)	(100)	100	100	-	-
As at December 31, 2023	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders
($ millions, post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions
2% adverse change in future mortality rates(2),(3),(5)
Portfolios where an increase in rates increases insurance contract liabilities	$(800)	$(200)	$(400)	$(200)	$-	$-	$(400)	$(200)
Portfolios where a decrease in rates increases insurance contract liabilities	-	(500)	-	-	-	100	-	100
5% adverse change in future morbidity rates(4),(5),(6) (incidence and termination)	(1,500)	(1,300)	(3,300)	(3,300)	500	400	(2,800)	(2,900)
10% change in future policy termination rates(3),(5)
Portfolios where an increase in rates increases insurance contract liabilities	(600)	(500)	(100)	(100)	(100)	(100)	(200)	(200)
Portfolios where a decrease in rates increases insurance contract liabilities	(1,200)	(800)	(400)	(300)	300	200	(100)	(100)
5% increase in future expense levels	(600)	(600)	-	-	-	-	-	-
(1)The participating policy funds are largely self-supporting and experience gains or losses would generally result in changes to future dividends reducing the direct impact on the CSM and shareholder income.
(2)An increase in mortality rates will generally increase insurance contract liabilities for life insurance contracts, whereas a decrease in mortality rates will generally increase insurance contract liabilities for policies with longevity risk such as payout annuities.
(3)The sensitivity is measured for each direct insurance portfolio net of the impacts of any reinsurance held on the policies within that portfolio to determine if the overall insurance contract liabilities increased.
(4)No amounts related to morbidity risk are included for policies where the insurance contract liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.
(5)The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivity.
(6)This includes a 5% deterioration in incidence rates and a 5% deterioration in claim termination rates.

85	2024 Annual Report	Management’s Discussion and Analysis
Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-
economic assumptions on Long Term Care(1)

As at December 31, 2024	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders
($ millions, post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions
2% adverse change in future mortality rates(2),(3)	$(300)	$(300)	$-	$-	$-	$-	$-	$-
5% adverse change in future morbidity incidence rates(2),(3)	(1,400)	(1,300)	(500)	(400)	200	200	(300)	(200)
5% adverse change in future morbidity claims termination rates(2),(3)	(1,400)	(1,300)	(1,300)	(1,100)	500	400	(800)	(700)
10% adverse change in future policy termination rates(2),(3)	(400)	(400)	-	-	100	100	100	100
5% increase in future expense levels(3)	(100)	(100)	-	-	-	-	-	-
As at December 31, 2023	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders
($ millions, post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions
2% adverse change in future mortality rates(2),(3)	$(300)	$(300)	$-	$-	$-	$-	$-	$-
5% adverse change in future morbidity incidence rates(2),(3)	(900)	(900)	(800)	(800)	100	100	(700)	(700)
5% adverse change in future morbidity claims termination rates(2),(3)	(900)	(900)	(1,600)	(1,600)	200	200	(1,400)	(1,400)
10% adverse change in future policy termination rates(2),(3)	(400)	(400)	-	-	-	-	-	-
5% increase in future expense levels(3)	(100)	(100)	-	-	-	-	-	-
(1)The potential impacts on CSM were translated from US$ at 1.4382 (2023 – 1.3186) and the potential impacts on net income attributed to shareholders, OCI attributed to shareholders and total comprehensive income attributed to shareholders were translated from US$ at 1.3987 (2023 – 1.3612).
(2)The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivities.
(3)The impact of favourable changes to all the sensitivities is relatively symmetrical.
Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities(1)

As at December 31, 2024 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-
As at December 31, 2023 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(200)	$-	$(300)	$(300)
50 basis point increase in interest rate volatility(2)	-	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-
(1)Note that the impact of these assumptions is not linear.
(2)Used in the determination of insurance contract liabilities with financial guarantees. This includes universal life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.
Review of Actuarial Methods and Assumptions
The Company performs a comprehensive review of actuarial methods and assumptions annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for insurance contract liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions that represent a best estimate of expected future experience, and maintaining a risk adjustment that is appropriate for the risks assumed. While the assumptions selected represent the Company’s best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could
1  Fulfilment cash flows include an estimate of future cash flows; an adjustment to reflect the time value of money and the financial risk related to future cash flows if not included in the estimate of future cash flows; and a risk adjustment for non-financial risk. Additional information on fulfilment cash flows can be found in note 6 of our 2024 Annual Consolidated Financial Statements.

materially impact the insurance contract net liabilities. The changes implemented from the review are generally implemented in the third quarter of each year, though updates may be made outside the third quarter in certain circumstances.
2024 Review of Actuarial Methods and Assumptions
The completion of the 2024 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows1 of $174 million, excluding the portion related to non-controlling interests. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $250 million ($199 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $29 million ($21 million post-tax), a decrease in CSM of $421 million, an increase in pre-tax other comprehensive income attributed to shareholders of $771 million ($632 million post-tax), and an increase in pre-
tax other comprehensive income attributed to participating policyholders of $45 million ($32 million post-tax).
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the year ended December 31, 2024 ($ millions)	Total
Lapse and policyholder behaviour updates	$620
Reinsurance contract and other risk adjustment review	427
Expense updates	(406)
Financial related updates	(386)
Mortality and morbidity updates	(273)
Methodology and other updates	(156)
Impact of changes in actuarial methods and assumptions, pre-tax	$(174)
(1)Excludes the portion related to non-controlling interests of $(215) million. The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(389) million.
Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the year ended December 31, 2024 ($ millions)	Total
Portion recognized in net income (loss) attributed to:
Participating policyholders	$29
Shareholders	(250)
(221)
Portion recognized in OCI attributed to:
Participating policyholders	45
Shareholders	771
816
Portion recognized in CSM	(421)
Impact of changes in actuarial methods and assumptions, pre-tax	$174
(1)Excludes the portion related to non-controlling interests of $215 million. The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $389 million.
Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of
$620 million.
The increase was primarily driven by a detailed review of the lapse assumptions for our non-participating products in our U.S.
life insurance business and our International High Net Worth business in Asia segment. For U.S. protection products, lapse rates declined during the COVID-19 pandemic and continue to remain low, while for U.S. indexed universal life, U.S. bank-
owned life insurance, and Asia’s International High Net Worth business, lapse rates increased due to the impact of higher short-term interest rates. We updated our lapse assumptions to reflect these experience trends. The ultimate lapse rates for products with no-lapse guarantees were not changed.
Reinsurance contract and other risk adjustment review
The review of our reinsurance contracts and risk adjustment, excluding changes that were a direct result of other assumption updates, resulted in an increase in pre-tax fulfilment cash flows of $427 million.
The increase was driven by updates to our reinsurance contract fulfilment cash flows to reflect current reinsurance market conditions and the resulting expected cost on older U.S. mortality reinsurance, partially offset by updates to our risk adjustment methodology in North America related to non-financial risk.
Our overall risk adjustment continues to be within the 90 – 95% confidence level.
1  Our annual update of actuarial methods and assumptions also impacts net income and other comprehensive income attributed to participating policyholders.
The total company impact of these metrics can be found in the above table.

87	2024 Annual Report	Management’s Discussion and Analysis
Expense updates
Expense updates resulted in a decrease in pre-tax fulfilment cash flows of $406 million.
The decrease was driven by a detailed review of our global expenses, including investment expenses. We aligned them with our current cost structure and included the impact of changes in classification of certain expenses from directly attributable to non-directly attributable.
Financial related updates
Financial related updates resulted in a decrease in pre-tax fulfilment cash flows of $386 million.
The decrease was driven by a review of the discount rates used in the valuation of our non-participating business, which included increases to ultimate risk-free rates in the U.S. to align with historical averages, as well as updates to parameters used to determine illiquidity premiums. This was partially offset by refinements to crediting rate projections on certain U.S.
universal life products.
Mortality and morbidity updates
Mortality and morbidity updates resulted in a decrease in pre-tax fulfilment cash flows of $273 million.
The decrease was driven by morbidity updates to health insurance products in Hong Kong to reflect lower hospital claims on certain business that we account for under the general measurement model, partially offset by updates to mortality and morbidity assumptions on critical illness products in Hong Kong to reflect emerging experience.
Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $156 million.
The decrease was driven by the impact of annual updates to our valuation models for participating products in Asia and
Canada reflecting higher interest rates during the year, partially offset by various other smaller items that netted to an increase in fulfilment cash flows.
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment1
The impact of changes in actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $266 million. The decrease was primarily driven by updates to the risk adjustment methodology related to non-
financial risks and the review of the discount rates used in the valuation of non-participating business. These changes resulted in an increase in pre-tax net income attributed to shareholders of $3 million ($2 million post-tax), an increase in CSM of $222 million, and a decrease in pre-tax other comprehensive income attributed to shareholders of $15 million ($10 million post-tax).
The impact of changes in actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $895 million. The increase was primarily driven by the net impact of updates to our reinsurance contract fulfilment cash flows and risk adjustment methodology related to non-financial risks, a detailed review of the lapse assumptions in our life insurance business, and refinements to our crediting rate projections on certain universal life products, partially offset by a review of the discount rates used in the valuation of non-participating business. These changes resulted in a decrease in pre-
tax net income attributed to shareholders of $256 million ($202 million post-tax), a decrease in CSM of $1,228 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $589 million ($466 million post-tax).
The impact of changes in actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of
$818 million. The decrease was primarily driven by the impact of morbidity updates to certain health insurance products in
Hong Kong to reflect emerging experience, updates from our detailed review of global expenses, including investment expenses, as well as the impact of annual updates to our valuation models for participating products, partially offset by a review of lapse assumptions for the International High Net Worth business. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $4 million ($5 million post-tax), an increase in CSM of $591 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $213 million ($190 million post-tax).
The impact of changes in actuarial methods and assumptions in Corporate and Other (which includes our property and casualty reinsurance businesses, run-off insurance operations including variable annuities and health, and consolidation adjustments including intercompany eliminations) resulted in an increase in pre-tax fulfilment cash flows of $15 million. These changes resulted in an increase in pre-tax net income attributed to shareholders of $7 million ($6 million post-tax), a decrease in CSM of $6 million, and a decrease in pre-tax other comprehensive income attributed to shareholders of $16 million
($14 million post-tax).
2023 Review of Actuarial Methods and Assumptions
On a full year basis, the 2023 review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $3,197 million. These changes resulted in an increase in pre-tax net income attributed to shareholders of $171 million
($105 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $173 million ($165 million post-tax), an increase in CSM of $2,754 million, and an increase in pre-tax other comprehensive income of $99 million
($73 million post-tax).

In 3Q23, the completion of the 2023 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $347 million, excluding the portion related to non-controlling interests. These changes resulted in an increase in pre-tax net income attributed to shareholders of $27 million (a decrease of $14 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $58 million ($74 million post-tax), an increase in CSM of
$116 million, and an increase in pre-tax other comprehensive income of $146 million ($110 million post-tax).
In 4Q23, we also updated our actuarial methods and assumptions which decreased the overall level of the risk adjustment for non-financial risk. This change moves the risk adjustment to approximately the middle of our existing 90 – 95% confidence level range. The risk adjustment would have exceeded the 95% confidence level in 4Q23 without making the change. This change led to a decrease in pre-tax fulfilment cash flows of $2,850 million, excluding the portion related to non-controlling interests, an increase in pre-tax net income attributed to shareholders of $144 million ($119 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $115 million ($91 million post-tax), an increase in CSM of
$2,638 million, and a decrease in pre-tax other comprehensive income of $47 million ($37 million post-tax).
Since the beginning of 2020, some lines of business have seen impacts to mortality and policyholder behaviour driven by the
COVID-19 pandemic. Given the long-term nature of our assumptions, our 2023 experience studies have excluded experience that was materially impacted by COVID-19 as this is not seen to be indicative of the levels of actual future claims or lapses.
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

($ millions)	For the three and nine months ended September 30, 2023	For the three months ended December 31, 2023	For the year ended December 31, 2023
Canada variable annuity product review	$(133)	$-	$(133)
Mortality and morbidity updates	265	-	265
Lapse and policyholder behaviour updates	98	-	98
Methodology and other updates	(577)	-	(577)
Risk adjustment review	-	(2,850)	(2,850)
Impact of changes in actuarial methods and assumptions, pre-tax	$(347)	$(2,850)	$(3,197)
(1)Excludes the portion related to non-controlling interests of $103 million for the three and nine months ended September 30, 2023, and $97 million for the three months ended December 31, 2023, respectively.
Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

($ millions)	For the three and nine months ended September 30, 2023	For the three months ended December 31, 2023	For the year ended December 31, 2023
Portion recognized in net income (loss) attributed to:
Participating policyholders	$58	$115	$173
Shareholders	27	144	171
	85	259	344
Portion recognized in OCI attributed to:
Participating policyholders	-	(21)	(21)
Shareholders	146	(26)	120
	146	(47)	99
Portion recognized in CSM	116	2,638	2,754
Impact of changes in actuarial methods and assumptions, pre-tax	$347	$2,850	$3,197
(1)Excludes the portion related to non-controlling interests, of which $72 million is related to CSM for the three and nine months ended September 30, 2023, and
$87 million is related to CSM for the three months ended December 31, 2023.
Canada variable annuity product review
The review of our variable annuity products in Canada resulted in a decrease in pre-tax fulfilment cash flows of $133 million.
The decrease was driven by a reduction in investment management fees, partially offset by updates to product assumptions, including surrenders, incidence, and utilization, to reflect emerging experience.
Mortality and morbidity updates
Mortality and morbidity updates resulted in an increase in pre-tax fulfilment cash flows of $265 million.
The increase was driven by a strengthening of incidence rates for certain products in Vietnam to align with emerging experience and updates to mortality assumptions in our U.S. life insurance business to reflect industry trends, as well as emerging experience. This was partially offset by updates to morbidity assumptions for certain products in Japan to reflect actual experience.
Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of
$98 million.

89	2024 Annual Report	Management’s Discussion and Analysis
The increase was primarily driven by a detailed review of lapse assumptions for our universal life level cost of insurance products in Canada, which resulted in a reduction to the lapse rates to align with emerging trends.
Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $3,427 million.
In 3Q23, methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $577 million. The decrease was driven by the impact of cost-of-guarantees for participating policyholders across all segments from annual updates related to parameters, dividend recalibration, and market movements during the year, as well as modelling refinements for certain products in Asia. This was partially offset by a modelling methodology update to project future premiums on our U.S.
life insurance business.
In 4Q23, methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $2,850 million. The decrease was driven by a decrease in the overall level of the risk adjustment for non-financial risk. This change moves the risk adjustment to approximately the middle of our existing 90 – 95% confidence level range.
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment
For the three and nine months ended September 30, 2023
The impact of changes in actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $159 million. The decrease was driven by updates to our variable annuity product assumptions, as well as by updates to our valuation models for participating products, driven by the annual dividend recalibration, partially offset by a reduction in lapse rates on our universal life level cost of insurance products to reflect emerging trends. These changes resulted in an increase in pre-tax net income attributed to shareholders of $52 million ($37 million post-tax), an increase in
CSM of $142 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $2 million
($1 million post-tax).
The impact of changes in actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $270 million. The increase was related to our life insurance business and primarily driven by a modelling methodology update to project future premiums, as well as updates to mortality assumptions. These changes resulted in an increase in pre-tax net income attributed to shareholders of $134 million ($106 million post-tax), a decrease in CSM of
$600 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $196 million ($155 million post-tax).
The impact of changes in actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of
$457 million. The decrease largely relates to participating products, primarily driven by model refinements, dividend recalibration updates, as well as annual updates to reflect market movements during the year. This, and the updates to morbidity assumptions on certain products in Japan, were partially offset by updates to incidence rates on certain products in
Vietnam. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $159 million ($157 million post-tax), an increase in CSM of $574 million, and a decrease in pre-tax other comprehensive income attributed to shareholders of $53 million ($47 million post-tax).
The impact of changes in actuarial methods and assumptions in Corporate and Other (which includes our property and casualty reinsurance businesses, run-off insurance operations including variable annuities and health, and consolidation adjustments including intercompany eliminations) resulted in a decrease in pre-tax fulfilment cash flows of $1 million. These changes resulted in no impacts to pre-tax net income attributed to shareholders or CSM, and an increase in pre-tax other comprehensive income attributed to shareholders of $1 million ($1 million post-tax).
For the three months ended December 31, 2023
The reduction in the risk adjustment level resulted in the following impacts by segment:
The impact of changes in actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $246 million. These changes resulted in an increase in pre-tax net income attributed to shareholders of $4 million
($3 million post-tax), an increase in pre-tax net income attributed to policyholder of $40 million ($29 million post-tax), an increase in CSM of $213 million, and a decrease in pre-tax other comprehensive income of $11 million ($8 million post-tax).
The impact of changes in actuarial methods and assumptions in the U.S. resulted in a decrease in pre-tax fulfilment cash flows of $91 million. These changes resulted in an increase in pre-tax net income attributed to shareholders of $33 million
($26 million post-tax), an increase in CSM of $78 million, and a decrease in pre-tax other comprehensive income of
$20 million ($15 million post-tax).
The impact of changes in actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of
$2,513 million. These changes resulted in an increase in pre-tax net income attributed to shareholders of $107 million
($90 million post-tax), an increase in pre-tax net income attributed to policyholders of $75 million ($62 million post-tax), an increase in CSM of $2,348 million, and a decrease in pre-tax other comprehensive income of $17 million ($14 million post-
tax).

Critical Accounting Policies
Consolidation
The Company is required to consolidate the financial position and results of entities it controls. Control exists when the
Company:
•Has the power to govern the financial and operating policies of the entity;
•Is exposed to a significant portion of the entity’s variable returns; and
•Is able to use its power to influence variable returns from the entity.
The Company uses the same principles to assess control over any entity it is involved with. In evaluating control, potential factors assessed include the effects of:
•Substantive voting rights that are potentially or currently exercisable;
•Contractual management relationships with the entity;
•Rights and obligations resulting from policyholders to manage investments on their behalf;
•The extent of other parties’ involvement in the entity, if any, the possibility for de facto control being present; and
•The effect of any legal or contractual restraints on the Company from using its power to affect its variable returns from the entity.
An assessment of control is based on arrangements in place and the assessed risk exposures at inception of the relationship.
Initial evaluations are reconsidered at a later date if:
•The contractual arrangements of the entity are amended such that the Company’s involvement with the entity changes;
•The Company acquires or loses power over the financial and operating policies of the entity;
•The Company acquires additional interests in the entity or its interests in an entity are diluted; or
•The Company’s ability to use its power to affect its variable returns from the entity changes.
Subsidiaries are consolidated from the date on which control is obtained by the Company and cease to be consolidated from the date that control ceases. A change in control may lead to gains or losses on derecognition of a subsidiary when losing control, or on derecognition of previous interests in a subsidiary when gaining control.
Fair Value of Invested Assets
A large portion of the Company’s invested assets are recorded at fair value. Refer to note 1 of the 2024 Annual Consolidated
Financial Statements for a description of the methods used in determining fair values. When quoted prices in active markets are not available for a particular investment, significant judgment is required to determine an estimated fair value based on market standard valuation methodologies including discounted cash flow methodologies, matrix pricing, consensus pricing services, or other similar techniques. The inputs to these standard valuation methodologies include: current interest rates or yields for similar instruments, credit rating of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, tenor (or expected tenor) of the instrument, management’s assumptions regarding liquidity, volatilities and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management’s judgments about the key market factors impacting these financial instruments. Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company’s ability to sell assets, or the price ultimately realized for these assets, depends upon the demand and liquidity in the market which affect the use of judgment in determining the estimated fair value of certain assets.
Evaluation of Invested Asset Impairment
FVOCI debt investments are carried at fair market value, with changes in fair value recorded in OCI with the exception of unrealized gains and losses on foreign currency translation of foreign currency denominated FVOCI debt investments which are included in net income.
Debt investments classified as FVOCI or amortized cost are reviewed on a regular basis for expected credit loss (“ECL”)
impairment allowances. ECL allowances are measured as the difference between amounts due according to the contractual terms of the debt security and the discounted value of cash flows that the Company expects to receive. Changes in ECL impairment allowances are recorded in the provision for credit losses included in net income.
Significant judgment is required in assessing ECL impairment allowances and fair values and recoverable values. Key matters considered include macroeconomic factors, industry specific developments, and specific issues with respect to single issuers and borrowers.
Changes in circumstances may cause future assessments of invested asset ECL impairment allowances to be materially different from current assessments, which could require additional provisions for impairment. Additional information on the process and methodology for determining the allowance for expected credit losses is included in the discussion of credit risk in notes 1 and 8 to the 2024 Annual Consolidated Financial Statements.

91	2024 Annual Report	Management’s Discussion and Analysis
Derivative Financial Instruments
The Company uses derivative financial instruments (“derivatives”) including swaps, forwards and futures agreements, and options to help manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate different types of investments. Refer to note 4 to the 2024 Annual
Consolidated Financial Statements for a description of the methods used to determine the fair value of derivatives.
The accounting for derivatives is complex and interpretations of the primary accounting guidance continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under such accounting guidance. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the
Consolidated Financial Statements of the Company from previous periods. Assessments of hedge effectiveness and measurements of ineffectiveness of hedging relationships are also subject to interpretations and estimations.
Hedge Accounting
The Company applies hedge accounting principles under IFRS 9 to certain economic hedge transactions that qualify for hedge accounting. The Company evaluates the economic relationship between the hedged item and the hedging instrument, assesses the effect of credit risk on the economic relationship, and determines the hedge ratio between the hedged item and hedging instrument to identify qualifying hedge accounting relationships.
The Company designates fair value hedges to hedge interest rate exposure on fixed rate assets and liabilities. In certain instances, the Company hedges fair value exposure due to both foreign exchange and interest rate risk using cross currency swaps.
The Company designates interest rate derivatives under cash flow hedges to hedge interest rate exposure in variable rate financial instruments. In addition, the Company may use non-functional currency denominated long-term debt, forward currency contracts, and cross currency swaps to mitigate the foreign exchange translation risk of net investments in foreign operations.
The Company applies the cost of hedging option for certain hedge accounting relationships, as such changes in forward points and foreign currency basis spreads are excluded from the hedge accounting relationships and are accounted for as a separate component in equity.
Employee Future Benefits
The Company maintains defined contribution and defined benefit pension plans, and other post-employment plans for employees and agents, including registered (tax qualified) pension plans that are typically funded, as well as supplemental non-registered (non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded. The largest defined benefit pension and retiree welfare plans in the U.S. and Canada are the material plans that are discussed herein and in note 15 to the 2024 Annual Consolidated Financial Statements.
Due to the long-term nature of defined benefit pension and retiree welfare plans, the calculation of the defined benefit obligation and net benefit cost depends on various assumptions such as discount rates, salary increase rates, cash balance interest crediting rates, health care cost trend rates and rates of mortality. These assumptions are determined by management and are reviewed annually. The key assumptions, as well as the sensitivity of the defined benefit obligation to changes in these assumptions, are presented in note 15 to the 2024 Annual Consolidated Financial Statements.
Changes in assumptions and differences between actual and expected experience give rise to actuarial gains and losses that affect the amount of the defined benefit obligation and OCI. For 2024, the amount recorded in OCI was a gain of $67 million
(2023 – loss of $5 million) for the defined benefit pension plans and a gain of $16 million (2023 – gain of $10 million) for the retiree welfare plans.
Contributions to the registered (tax qualified) defined benefit pension plans are made in accordance with the applicable U.S.
and Canadian regulations. During 2024, the Company contributed $2 million (2023 – $3 million) to these plans. As at
December 31, 2024, the difference between the fair value of assets and the defined benefit obligation for these plans was a surplus of $483 million (2023 – surplus of $422 million). For 2025, the contributions to the plans are expected to be approximately $2 million.
The Company’s supplemental pension plans for executives are not funded; benefits under these plans are paid as they become due. During 2024, the Company paid benefits of $55 million (2023 – $56 million) under these plans. As at December
31, 2024, the defined benefit obligation for these plans, which is reflected as a liability in the balance sheet, amounted to
$533 million (2023 – $546 million).
The Company’s retiree welfare plans are partially funded, although there are no regulations or laws governing or requiring the funding of these plans. As at December 31, 2024, the difference between the fair value of plan assets and the defined benefit obligation for these plans was a surplus of $125 million (2023 – surplus of $76 million).

Income Taxes
The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A deferred tax asset or liability results from temporary differences between carrying values of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are recorded based on expected future tax rates and management’s assumptions regarding the expected timing of the reversal of such temporary differences. The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. A deferred tax asset is recognized to the extent that future realization of the tax benefit is probable. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit will be realized. At December 31, 2024, we had $5,884 million of deferred tax assets (December 31, 2023 – $6,739 million). Factors in management’s determination include, among others, the following:
•Future taxable income exclusive of reversing temporary differences and carryforwards;
•Future reversals of existing taxable temporary differences;
•Taxable income in prior carryback years; and
•Tax planning strategies.
The Company may be required to change its provision for income taxes if the ultimate deductibility of certain items is successfully challenged by taxing authorities or if estimates used in determining the amount of deferred tax assets to recognize change significantly, or when receipt of new information indicates the need for adjustment in the recognition of deferred tax assets. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax, deferred tax balances, actuarial liabilities (see Critical
Actuarial and Accounting Policies – Expenses and Taxes above) and the effective tax rate. Any such changes could significantly affect the amounts reported in the Consolidated Financial Statements in the year these changes occur.
Goodwill and Intangible Assets
At December 31, 2024, under IFRS we had $6,275 million of goodwill (December 31, 2023 – $5,919 million) and $4,777 million of intangible assets ($2,124 million of which are intangible assets with indefinite lives) (December 31, 2023 – $4,391 million and $1,825 million, respectively). Goodwill and intangible assets with indefinite lives are tested for impairment at the cash generating unit level (“CGU”) or group of CGUs level. A CGU comprises the smallest group of assets that are capable of generating largely independent cash flows and is either a business segment or a level below. The tests performed in 2024 demonstrated that there was $nil impairment of goodwill or intangible assets with indefinite lives (2023 – $nil). Changes in discount rates and cash flow projections used in the determination of recoverable values or reductions in market-based earnings multiples may result in impairment charges in the future, which could be material.
Impairment charges could occur in the future as a result of changes in economic conditions. The goodwill testing for 2025 will be updated based on the conditions that exist in 2025 and may result in impairment charges, which could be material.

93	2024 Annual Report	Management’s Discussion and Analysis
12.  Controls and Procedures
Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized, and reported accurately and completely and within the time periods specified under Canadian and U.S. securities laws. Our process includes controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.
As of December 31, 2024, management evaluated the effectiveness of its disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities.
This evaluation was performed under the supervision of the Audit Committee, the CEO and CFO. Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2024.
MFC’s Audit Committee has reviewed this MD&A and the 2024 Consolidated Financial Statements and MFC’s Board
approved these reports prior to their release.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. The
Company’s internal control system was designed to provide reasonable assurance to management and the Board regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework in Internal Control – Integrated Framework. Based on this assessment, management believes that, as of December 31, 2024, the Company’s internal control over financial reporting is effective.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by
Ernst & Young LLP, the Company’s independent registered public accounting firm that also audited the Consolidated
Financial Statements of the Company for the year ended December 31, 2024. Their report expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024.
Changes in Internal Control over Financial Reporting
No changes were made in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

13.  Non-GAAP and Other Financial Measures
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting
Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings available to common shareholders excluding the impact of Global Minimum Taxes (“GMT”); core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); total expenses; core expenses; core Drivers of Earnings (“DOE”) line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expenses) recoveries; post-tax contractual service margin (“post-tax CSM”); post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management (“AUM”); assets under management and administration (“AUMA”); Global WAM managed AUMA; core revenue; adjusted book value; and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; common shareholders’ net income; and new business CSM.
Non-GAAP ratios include core return on shareholders’ equity (“core ROE”); diluted core earnings per common share (“core
EPS”); diluted core EPS excluding the impact of GMT (“core EPS excluding the impact of GMT”); core earnings contributions from highest potential businesses; core earnings contribution from Asia region; core earnings contribution from LTC and VA businesses; financial leverage ratio; adjusted book value per common share; common share core dividend payout ratio
(“dividend payout ratio”); expense efficiency ratio; core EBITDA margin; effective tax rate on core earnings; operating segment core earnings contribution; segment share of the total Company AUMA; and net annualized fee income yield on average AUMA. In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-
GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; common shareholders’ net income;
pre-tax net income attributed to shareholders; general expenses; CSM; CSM net of NCI; impact of new insurance business net of NCI; new business CSM; basic earnings per common share (“basic EPS”); and diluted earnings per common share
(“diluted EPS”).
Other specified financial measures include assets under administration (“AUA”); consolidated capital; new business value
(“NBV”); new business value margin (“NBV margin”); sales; annualized premium equivalent (“APE”) sales; gross flows; net flows; average assets under management and administration (“average AUMA”); Global WAM average managed AUMA;
average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis;
and percentage growth/decline in any of the foregoing specified financial measures on a CER basis. In addition, we provide an explanation below of the components of core DOE line items other than the change in expected credit loss, the items that comprise certain items excluded from core earnings (on a pre-tax and post-tax basis), and the components of CSM movement other than the new business CSM.
Our reporting currency for the Company is Canadian dollars and U.S. dollars is the functional currency for Asia and U.S.
segment results. Financial measures presented in U.S. dollars are calculated in the same manner as the Canadian dollar measures. These amounts are translated to U.S. dollars using the period end rate of exchange for financial measures such as AUMA and the CSM balance and the average rates of exchange for the respective quarter for periodic financial measures such as our Consolidated Statements of Income, core earnings and items excluded from core earnings, and line items in our
CSM movement schedule and DOE. Year-to-date or full year periodic financial measures presented in U.S. dollars are calculated as the sum of the quarterly results translated to U.S. dollars. See section 1 “Impact of Foreign Currency Exchange
Rates” of the MD&A above for the Canadian to U.S. dollar quarterly and full year rates of exchange.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the impact of market related gains or losses, changes in actuarial methods and assumptions that flow directly through income as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements in equity markets, interest rates including impacts on hedge accounting ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of ALDA from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income attributed to shareholders. These reported amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-
period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core EPS as key metrics in our short-term incentive plans at the total Company and operating segment level.
We also base our mid- and long-term strategic priorities on core earnings.

95	2024 Annual Report	Management’s Discussion and Analysis
Core earnings includes the expected return on our invested assets and any other gains (charges) from market experience are included in net income but excluded from core earnings. The expected return for fixed income assets is based on the related book yields. For ALDA and public equities, the expected return reflects our long-term view of asset class performance. These returns for ALDA and public equities vary by asset class and range from 3.25% to 11.5%, leading to an average return of between 9.0% to 9.5% on these assets as of December 31, 2024.
While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for a reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.Expected insurance service result on in-force policies, including expected release of the risk adjustment, CSM recognized for service provided, and expected earnings from short-term products measured under the premium allocation approach (“PAA”).
2.Impacts from the initial recognition of new contracts (onerous contracts, including the impact of the associated reinsurance contracts).
3.Insurance experience gains or losses that flow directly through net income.
4.Operating and investment expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.
5.Expected investment earnings, which is the difference between expected return on our invested assets and the associated finance income or expense from the insurance contract liabilities.
6.Net provision for ECL on FVOCI and amortized cost debt instruments.
7.Expected asset returns on surplus investments.
8.All earnings for the Global WAM segment, except for applicable net income items excluded from core earnings as noted
below.
9.All earnings for the Manulife Bank business, except for applicable net income items excluded from core earnings as noted
below.
10.Routine or non-material legal settlements.
11.All other items not specifically excluded.
12.Tax on the above items.
13.All tax-related items except the impact of enacted or substantively enacted income tax rate changes and taxes on items excluded from core earnings.
Net income items excluded from core earnings:
1.Market experience gains (losses) including the items listed below:
•Gains (charges) on general fund public equity and ALDA investments from returns being different than expected.
•Gains (charges) on derivatives not in hedging relationships, or gains (charges) resulting from hedge accounting ineffectiveness.
•Realized gains (charges) from the sale of FVOCI debt instruments.
•Market related gains (charges) on onerous contracts measured using the variable fee approach (e.g., variable annuities, unit linked, participating insurance) net of the performance on any related hedging instruments.
•Gains (charges) related to certain changes in foreign exchange rates.
2.Changes in actuarial methods and assumptions used in the measurement of insurance contract liabilities that flow directly through income. The Company reviews actuarial methods and assumptions annually, and this process is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current view of expected future experience and ensuring that the risk adjustment is appropriate for the risks assumed.
3.The impact on the measurement of insurance and investment contract assets and liabilities and reinsurance contract held assets and liabilities from changes in product features and new or changes to in-force reinsurance contracts, if material.
4.The fair value changes in long-term investment plan (“LTIP”) obligations for Global WAM investment management.
5.Goodwill impairment charges.
6.Gains or losses on acquisition and disposition of a business.
7.Material one-time only adjustments, including highly unusual / extraordinary and material legal settlements and restructuring charges, or other items that are material and exceptional in nature.
8.Tax on the above items.
9.Net income (loss) attributed to participating shareholders and non-controlling interests.
10.Impact of enacted or substantively enacted income tax rate changes.

Reconciliation of core earnings to net income attributed to shareholders – 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$3,197	$1,679	$132	$1,747	$335	$7,090
Income tax (expenses) recoveries
Core earnings	(267)	(399)	(408)	(171)	(21)	(1,266)
Items excluded from core earnings	(193)	46	411	23	(233)	54
Income tax (expenses) recoveries	(460)	(353)	3	(148)	(254)	(1,212)
Net income (post-tax)	2,737	1,326	135	1,599	81	5,878
Less: Net income (post-tax) attributed to
Non-controlling interests	241	-	-	2	4	247
Participating policyholders	141	105	-	-	-	246
Net income (loss) attributed to shareholders (post-tax)	2,355	1,221	135	1,597	77	5,385
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(178)	(384)	(1,327)	4	435	(1,450)
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	(6)	-	(66)	-	(72)
Reinsurance transactions, tax-related items and other	(51)	41	(26)	(77)	(7)	(120)
Core earnings (post-tax)	$2,589	$1,568	$1,690	$1,736	$(357)	$7,226
Income tax on core earnings (see above)	267	399	408	171	21	1,266
Core earnings (pre-tax)	$2,856	$1,967	$2,098	$1,907	$(336)	$8,492
Core earnings, CER basis and U.S. dollars – 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,589	$1,568	$1,690	$1,736	$(357)	$7,226
CER adjustment(1)	51	-	36	27	4	118
Core earnings, CER basis (post-tax)	$2,640	$1,568	$1,726	$1,763	$(353)	$7,344
Income tax on core earnings, CER basis(2)	272	399	417	171	21	1,280
Core earnings, CER basis (pre-tax)	$2,912	$1,967	$2,143	$1,934	$(332)	$8,624
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,890		$1,234
CER adjustment US $(1)	(1)		-
Core earnings, CER basis (post-tax), US $	$1,889		$1,234
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q24.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for the four respective quarters that make up 2024 core earnings.

97	2024 Annual Report	Management’s Discussion and Analysis
Reconciliation of core earnings to net income attributed to shareholders – 2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$2,244	$1,609	$751	$1,497	$351	$6,452
Income tax (expenses) recoveries
Core earnings	(279)	(378)	(402)	(204)	99	(1,164)
Items excluded from core earnings	(161)	5	290	6	179	319
Income tax (expenses) recoveries	(440)	(373)	(112)	(198)	278	(845)
Net income (post-tax)	1,804	1,236	639	1,299	629	5,607
Less: Net income (post-tax) attributed to
Non-controlling interests	141	-	-	2	1	144
Participating policyholders	315	45	-	-	-	360
Net income (loss) attributed to shareholders (post-tax)	1,348	1,191	639	1,297	628	5,103
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(553)	(341)	(1,196)	10	290	(1,790)
Changes in actuarial methods and assumptions that flow directly through income	(68)	41	132	-	-	105
Restructuring charge	-	-	-	(36)	-	(36)
Reinsurance transactions, tax-related items and other	(79)	4	(56)	2	269	140
Core earnings (post-tax)	$2,048	$1,487	$1,759	$1,321	$69	$6,684
Income tax on core earnings (see above)	279	378	402	204	(99)	1,164
Core earnings (pre-tax)	$2,327	$1,865	$2,161	$1,525	$(30)	$7,848
Core earnings, CER basis and U.S. dollars – 2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,048	$1,487	$1,759	$1,321	$69	$6,684
CER adjustment(1)	26	-	65	32	9	132
Core earnings, CER basis (post-tax)	$2,074	$1,487	$1,824	$1,353	$78	$6,816
Income tax on core earnings, CER basis(2)	280	378	416	206	(99)	1,181
Core earnings, CER basis (pre-tax)	$2,354	$1,865	$2,240	$1,559	$(21)	$7,997
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,518		$1,304
CER adjustment US $(1)	(34)		-
Core earnings, CER basis (post-tax), US $	$1,484		$1,304
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q24.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for the four respective quarters that make up 2023 core earnings.

Reconciliation of core earnings to net income attributed to shareholders – 4Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$781	$579	$112	$419	$222	$2,113
Income tax (expenses) recoveries
Core earnings	(71)	(97)	(98)	(61)	(18)	(345)
Items excluded from core earnings	(85)	(20)	89	26	(71)	(61)
Income tax (expenses) recoveries	(156)	(117)	(9)	(35)	(89)	(406)
Net income (post-tax)	625	462	103	384	133	1,707
Less: Net income (post-tax) attributed to
Non-controlling interests	18	-	-	-	4	22
Participating policyholders	24	23	-	-	-	47
Net income (loss) attributed to shareholders (post-tax)	583	439	103	384	129	1,638
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(83)	55	(309)	(23)	168	(192)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	(6)	-	(46)	-	(52)
Reinsurance transactions, tax-related items and other	-	-	-	(28)	3	(25)
Core earnings (post-tax)	$666	$390	$412	$481	$(42)	$1,907
Income tax on core earnings (see above)	71	97	98	61	18	345
Core earnings (pre-tax)	$737	$487	$510	$542	$(24)	$2,252
Core earnings, CER basis and U.S. dollars – 4Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$666	$390	$412	$481	$(42)	$1,907
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$666	$390	$412	$481	$(42)	$1,907
Income tax on core earnings, CER basis(2)	71	97	98	61	18	345
Core earnings, CER basis (pre-tax)	$737	$487	$510	$542	$(24)	$2,252
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$477		$294
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$477		$294
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q24.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 4Q24.

99	2024 Annual Report	Management’s Discussion and Analysis
Reconciliation of core earnings to net income attributed to shareholders – 3Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,059	$578	$18	$519	$167	$2,341
Income tax (expenses) recoveries
Core earnings	(65)	(104)	(112)	(6)	(28)	(315)
Items excluded from core earnings	26	(10)	99	(14)	(60)	41
Income tax (expenses) recoveries	(39)	(114)	(13)	(20)	(88)	(274)
Net income (post-tax)	1,020	464	5	499	79	2,067
Less: Net income (post-tax) attributed to
Non-controlling interests	130	-	-	1	-	131
Participating policyholders	63	34	-	-	-	97
Net income (loss) attributed to shareholders (post-tax)	827	430	5	498	79	1,839
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	213	16	(204)	28	133	186
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	-	-	(20)	-	(20)
Reinsurance transactions, tax-related items and other	-	-	-	(9)	53	44
Core earnings (post-tax)	$619	$412	$411	$499	$(113)	$1,828
Income tax on core earnings (see above)	65	104	112	6	28	315
Core earnings (pre-tax)	$684	$516	$523	$505	$(85)	$2,143
Core earnings, CER basis and U.S. dollars – 3Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$619	$412	$411	$499	$(113)	$1,828
CER adjustment(1)	12	-	11	10	1	34
Core earnings, CER basis (post-tax)	$631	$412	$422	$509	$(112)	$1,862
Income tax on core earnings, CER basis(2)	66	104	115	5	28	318
Core earnings, CER basis (pre-tax)	$697	$516	$537	$514	$(84)	$2,180
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$453		$302
CER adjustment US $(1)	(2)		-
Core earnings, CER basis (post-tax), US $	$451		$302
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q24.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 3Q24.

Reconciliation of core earnings to net income attributed to shareholders – 2Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$763	$141	$156	$383	$(59)	$1,384
Income tax (expenses) recoveries
Core earnings	(64)	(107)	(95)	(46)	(8)	(320)
Items excluded from core earnings	(51)	68	74	14	(37)	68
Income tax (expenses) recoveries	(115)	(39)	(21)	(32)	(45)	(252)
Net income (post-tax)	648	102	135	351	(104)	1,132
Less: Net income (post-tax) attributed to
Non-controlling interests	38	-	-	1	-	39
Participating policyholders	28	23	-	-	-	51
Net income (loss) attributed to shareholders (post-tax)	582	79	135	350	(104)	1,042
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(58)	(364)	(280)	(7)	44	(665)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(7)	41	-	(42)	(22)	(30)
Core earnings (post-tax)	$647	$402	$415	$399	$(126)	$1,737
Income tax on core earnings (see above)	64	107	95	46	8	320
Core earnings (pre-tax)	$711	$509	$510	$445	$(118)	$2,057
Core earnings, CER basis and U.S. dollars – 2Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$647	$402	$415	$399	$(126)	$1,737
CER adjustment(1)	18	1	8	8	1	36
Core earnings, CER basis (post-tax)	$665	$403	$423	$407	$(125)	$1,773
Income tax on core earnings, CER basis(2)	66	107	98	46	8	325
Core earnings, CER basis (pre-tax)	$731	$510	$521	$453	$(117)	$2,098
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$472		$303
CER adjustment US $(1)	4		(1)
Core earnings, CER basis (post-tax), US $	$476		$302
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q24.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 2Q24.

101	2024 Annual Report	Management’s Discussion and Analysis
Reconciliation of core earnings to net income attributed to shareholders – 1Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$594	$381	$(154)	$426	$5	$1,252
Income tax (expenses) recoveries
Core earnings	(67)	(91)	(103)	(58)	33	(286)
Items excluded from core earnings	(83)	8	149	(3)	(65)	6
Income tax (expenses) recoveries	(150)	(83)	46	(61)	(32)	(280)
Net income (post-tax)	444	298	(108)	365	(27)	972
Less: Net income (post-tax) attributed to
Non-controlling interests	55	-	-	-	-	55
Participating policyholders	26	25	-	-	-	51
Net income (loss) attributed to shareholders (post-tax)	363	273	(108)	365	(27)	866
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(250)	(91)	(534)	6	90	(779)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(44)	-	(26)	2	(41)	(109)
Core earnings (post-tax)	$657	$364	$452	$357	$(76)	$1,754
Income tax on core earnings (see above)	67	91	103	58	(33)	286
Core earnings (pre-tax)	$724	$455	$555	$415	$(109)	$2,040
Core earnings, CER basis and U.S. dollars – 1Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$657	$364	$452	$357	$(76)	$1,754
CER adjustment(1)	21	-	17	9	1	48
Core earnings, CER basis (post-tax)	$678	$364	$469	$366	$(75)	$1,802
Income tax on core earnings, CER basis(2)	69	91	106	59	(33)	292
Core earnings, CER basis (pre-tax)	$747	$455	$575	$425	$(108)	$2,094
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$488		$335
CER adjustment US $(1)	(3)		-
Core earnings, CER basis (post-tax), US $	$485		$335
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q24.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 1Q24.

Reconciliation of core earnings to net income attributed to shareholders – 4Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$847	$498	$244	$424	$110	$2,123
Income tax (expenses) recoveries
Core earnings	(76)	(87)	(113)	(55)	37	(294)
Items excluded from core earnings	(33)	(29)	67	(3)	(30)	(28)
Income tax (expenses) recoveries	(109)	(116)	(46)	(58)	7	(322)
Net income (post-tax)	738	382	198	366	117	1,801
Less: Net income (post-tax) attributed to
Non-controlling interests	37	-	-	1	1	39
Participating policyholders	86	17	-	-	-	103
Net income (loss) attributed to shareholders (post-tax)	615	365	198	365	116	1,659
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	-	9	(279)	51	86	(133)
Changes in actuarial methods and assumptions that flow directly through income	89	4	26	-	-	119
Restructuring charge	-	-	-	(36)	-	(36)
Reinsurance transactions, tax-related items and other	(38)	-	(23)	(3)	-	(64)
Core earnings (post-tax)	$564	$352	$474	$353	$30	$1,773
Income tax on core earnings (see above)	76	87	113	55	(37)	294
Core earnings (pre-tax)	$640	$439	$587	$408	$(7)	$2,067
Core earnings, CER basis and U.S. dollars – 4Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$564	$352	$474	$353	$30	$1,773
CER adjustment(1)	11	-	13	7	3	34
Core earnings, CER basis (post-tax)	$575	$352	$487	$360	$33	$1,807
Income tax on core earnings, CER basis(2)	78	87	116	56	(38)	299
Core earnings, CER basis (pre-tax)	$653	$439	$603	$416	$(5)	$2,106
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$414		$349
CER adjustment US $(1)	(3)		(1)
Core earnings, CER basis (post-tax), US $	$411		$348
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q24.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 4Q23.

103	2024 Annual Report	Management’s Discussion and Analysis
Segment core earnings by business line or geographic source
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Asia

	Quarterly Results					Full Year Results
(US $ millions)	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Hong Kong	$254	$254	$243	$241	$218	$992	$728
Japan	87	81	92	102	79	362	309
Asia Other(1)	147	127	145	151	119	570	494
International High Net Worth						114	72
Mainland China						41	49
Singapore						216	161
Vietnam						126	133
Other Emerging Markets(2)						73	79
Regional Office	(11)	(9)	(8)	(6)	(2)	(34)	(13)
Total Asia core earnings	$477	$453	$472	$488	$414	$1,890	$1,518
(1)Core earnings for Asia Other is reported by country annually, on a full year basis.
(2)Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

	Quarterly Results					Full Year Results
(US $ millions), CER basis(1)	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Hong Kong	$254	$254	$243	$241	$217	$992	$727
Japan	87	79	94	100	76	360	286
Asia Other(2)	147	127	147	150	120	571	484
International High Net Worth						114	72
Mainland China						41	48
Singapore						216	163
Vietnam						126	127
Other Emerging Markets(3)						74	74
Regional Office	(11)	(9)	(8)	(6)	(2)	(34)	(13)
Total Asia core earnings, CER basis	$477	$451	$476	$485	$411	$1,889	$1,484
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q24.
(2)Core earnings for Asia Other are reported by country annually, on a full year basis.
(3)Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.
Canada

	Quarterly Results					Full Year Results
(Canadian $ in millions)	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Insurance	$295	$320	$307	$266	$258	$1,188	$1,101
Annuities	51	51	55	53	48	210	204
Manulife Bank	44	41	40	45	46	170	182
Total Canada core earnings	$390	$412	$402	$364	$352	$1,568	$1,487
U.S.

	Quarterly Results					Full Year Results
(US $ in millions)	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
U.S. Insurance	$256	$268	$254	$286	$300	$1,064	$1,133
U.S. Annuities	38	34	49	49	49	170	171
Total U.S. core earnings	$294	$302	$303	$335	$349	$1,234	$1,304
Global WAM by business line

	Quarterly Results					Full Year Results
(Canadian $ in millions)	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Retirement	$281	$304	$226	$202	$203	$1,013	$745
Retail	161	154	135	131	127	581	502
Institutional asset management	39	41	38	24	23	142	74
Total Global WAM core earnings	$481	$499	$399	$357	$353	$1,736	$1,321

	Quarterly Results					Full Year Results
(Canadian $ in millions), CER basis(1)	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Retirement	$281	$311	$230	$208	$207	$1,030	$766
Retail	161	156	138	133	128	588	510
Institutional asset management	39	42	39	25	25	145	77
Total Global WAM core earnings, CER basis	$481	$509	$407	$366	$360	$1,763	$1,353
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q24.
Global WAM by geographic source

	Quarterly Results					Full Year Results
(Canadian $ in millions)	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Asia	$157	$157	$138	$108	$109	$560	$404
Canada	108	107	85	90	100	390	378
U.S.	216	235	176	159	144	786	539
Total Global WAM core earnings	$481	$499	$399	$357	$353	$1,736	$1,321

	Quarterly Results					Full Year Results
(Canadian $ in millions), CER basis(1)	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Asia	$157	$161	$141	$112	$111	$571	$416
Canada	108	107	85	90	100	390	378
U.S.	216	241	181	164	149	802	559
Total Global WAM core earnings, CER basis	$481	$509	$407	$366	$360	$1,763	$1,353
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q24.
Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends and other equity distributions.

	Quarterly Results					Full Year Results
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Core earnings	$1,907	$1,828	$1,737	$1,754	$1,773	$7,226	$6,684
Less: Preferred share dividends and other equity distributions(1)	101	56	99	55	99	311	303
Core earnings available to common shareholders	1,806	1,772	1,638	1,699	1,674	6,915	6,381
CER adjustment(2)	-	34	36	48	34	118	132
Core earnings available to common shareholders, CER basis	$1,806	$1,806	$1,674	$1,747	$1,708	$7,033	$6,513
(1)Preferred share dividends and other equity distributions are recorded in the Corporate and Other segment. As a result, core earnings and core earnings available to common shareholders are the same figure for Asia, Canada, U.S. and Global WAM segments. Core earnings for Corporate and Other segment is reduced by preferred shares and other equity distributions to arrive at core earnings available to common shareholders. See above for the reconciliation of core earnings to net income attributed to shareholders for each segment.
(2)The impact of updating foreign exchange rates to that which was used in 4Q24.
Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.

	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Core earnings available to common shareholders	$1,806	$1,772	$1,638	$1,699	$1,674	$6,915	$6,381
Annualized core earnings available to common shareholders (post-tax)	$7,185	$7,049	$6,588	$6,833	$6,641	$6,915	$6,381
Average common shareholders’ equity (see below)	$43,613	$42,609	$41,947	$40,984	$40,563	$42,288	$40,201
Core ROE (annualized) (%)	16.5%	16.6%	15.7%	16.7%	16.4%	16.4%	15.9%
Average common shareholders’ equity
Total shareholders’ and other equity	$50,972	$49,573	$48,965	$48,250	$47,039	$50,972	$47,039
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$44,312	$42,913	$42,305	$41,590	$40,379	$44,312	$40,379
Average common shareholders’ equity	$43,613	$42,609	$41,947	$40,984	$40,563	$42,288	$40,201

105	2024 Annual Report	Management’s Discussion and Analysis
Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding. Core EPS excluding the impact of GMT is equal to core earnings available to common shareholders excluding the impact of GMT divided by diluted weighted average common shares outstanding.
Core earnings available to common shareholders excluding the impact of GMT
Core earnings available to shareholders excluding the impact of GMT is calculated as core earnings available to common shareholders less GMT included in core earnings. We believe this measure will aid investors to better understand the impact that the adoption of the Global Minimum Tax Act had on our operating performance.

	Quarterly Results	Full Year Results
($ millions and post-tax)	4Q24	2024
Core earnings available to common shareholders	$1,806	$6,915
Less: GMT included in core earnings	(57)	(164)
Core earnings available to common shareholders excluding the impact GMT	$1,863	$7,079
Core earnings related to strategic priorities
The Company measures its progress on certain strategic priorities using core earnings, including core earnings from highest potential businesses, core earnings from Asia region and core earnings from LTC and VA businesses. The core earnings for these businesses is calculated consistent with our definition of core earnings and expressed as a percentage of total core earnings.
Highest potential businesses

For the years ended December 31,
($ millions and post-tax, unless otherwise stated)	2024	2023
Core earnings highest potential businesses(1)	$5,084	$4,039
Core earnings - all other businesses	2,142	2,645
Core earnings	7,226	6,684
Items excluded from core earnings	(1,841)	(1,581)
Net income (loss) attributed to shareholders	$5,385	$5,103
Highest potential businesses core earnings contribution	70%	60%
(1)Includes core earnings from Asia and Global WAM segments, Canada Group Benefits, and North American behavioural insurance products.
Asia region

For the years ended December 31,
($ millions and post-tax, unless otherwise stated)	2024	2023
Core earnings of Asia region(1)	$3,149	$2,452
Core earnings - all other businesses	4,077	4,232
Core earnings	7,226	6,684
Items excluded from core earnings	(1,841)	(1,581)
Net income (loss) attributed to shareholders	$5,385	$5,103
Asia region core earnings contribution	44%	37%
(1)Includes core earnings from Asia segment and Global WAM’s business in Asia.
LTC and VA businesses

For the years ended December 31,
($ millions and post-tax, unless otherwise stated)	2024	2023
Core earnings of LTC and VA businesses(1)	$744	$821
Core earnings - all other businesses	6,482	5,863
Core earnings	7,226	6,684
Items excluded from core earnings	(1,841)	(1,581)
Net income (loss) attributed to shareholders	$5,385	$5,103
LTC and VA businesses core earnings contribution	10%	12%
(1)Includes core earnings from U.S. long-term care and Asia, Canada and U.S. variable annuities businesses.
The effective tax rate on core earnings is equal to income tax on core earnings divided by pre-tax core earnings.
The operating segment core earnings contribution measures the core earnings contribution from each operating segment, expressed as a percentage. The operating segments are Asia, Canada, U.S. and Global WAM. For each operating segment, the percentage is calculated as the core earnings from that segment divided by the sum of core earnings from all four of the operating segments. As of December 31, 2024, Asia, Canada, U.S. and Global WAM operating core earnings contributions were 34%, 21%, 22% and 23%, respectively (December 31 2023 – 31%, 22%, 27% and 20%, respectively).

Drivers of Earnings (“DOE”) is used to identify the primary sources of gains or losses in each reporting period. It is one of the key tools we use to understand and manage our business. The DOE line items are comprised of amounts that have been included in our financial statements. The core DOE shows the sources of core earnings and the items excluded from core earnings, reconciled to net income attributed to shareholders. The elements of the core earnings DOE are described below:
Net Insurance Service Result represents the core earnings associated with providing insurance service to policyholders within the period including:
•Expected earnings on insurance contracts which includes the release of risk adjustment for expired non-financial risk, the CSM recognized for service provided and expected earnings on short-term PAA insurance business.
•Impact of new insurance business relates to income at initial recognition from new insurance contracts. Losses would occur if the group of new insurance contracts was onerous at initial recognition. If reinsurance contracts provide coverage for the direct insurance contracts, then the loss is offset by a corresponding gain on reinsurance contracts held.
•Insurance experience gains (losses) arise from items such as claims, persistency, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. Generally, this line would be driven by claims and expenses, as persistency experience relates to future service and would be offset by changes to the carrying amount of the contractual service margin unless the group is onerous, in which case the impact of persistency experience would be included in core earnings.
•Other represents pre-tax net income on residual items in the insurance result section.
Net Investment Result represents the core earnings associated with investment results within the period. Note that results associated with Global WAM and Manulife Bank are shown on separate DOE lines. However within the Consolidated
Statements of Income, the results associated with these businesses would impact the total investment result. This section includes:
•Expected investment earnings, which is the difference between expected asset returns and the associated finance income or expense from insurance and investment contract liabilities, net of investment expenses.
•Change in expected credit loss, which is the gain or charge to net income attributed to shareholders for credit losses to bring the allowance for credit losses to a level management considers adequate for expected credit-related losses on its portfolio.
•Expected earnings on surplus reflects the expected investment return on surplus assets.
•Other represents pre-tax net income on residual items in the investment result section.
Global WAM is the pre-tax net income from the Global Wealth and Asset Management segment, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Manulife Bank is the pre-tax net income from Manulife Bank, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Other represents net income associated with items outside of the net insurance service result, net investment result, Global
WAM and Manulife Bank. Other includes lines attributed to core earnings such as:
•Non-directly attributable expenses are expenses incurred by the Company which are not directly attributable to fulfilling insurance contracts. Non-directly attributable expenses exclude non-directly attributable investment expenses as they are included in the net investment result.
•Other represents pre-tax net income on residual items in the Other section. Most notably this would include the cost of financing debt issued by Manulife.
Net income attributed to shareholders includes the following items excluded from core earnings:
•Market experience gains (losses) related to items excluded from core earnings that relate to changes in market variables.
•Changes in actuarial methods and assumptions that flow directly through income related to updates in the methods and assumptions used to value insurance contract liabilities.
•Restructuring charges includes a charge taken to reorganize operations.
•Reinsurance transactions, tax-related items and other include the impacts of new or changes to in-force reinsurance contracts, the impact of enacted or substantively enacted income tax rate changes and other amounts defined as items excluded from core earnings not specifically captured in the lines above.
All of the above items are discussed in more detail in our definition of items excluded from core earnings.

107	2024 Annual Report	Management’s Discussion and Analysis
DOE Reconciliation – 2024
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$2,160	$1,320	$357	$-	$164	$4,001
Less: Insurance service result attributed to:
Items excluded from core earnings	(11)	(5)	(205)	-	1	(220)
NCI	101	-	-	-	-	101
Participating policyholders	201	71	-	-	-	272
Core net insurance service result	1,869	1,254	562	-	163	3,848
Core net insurance service result, CER adjustment(1)	37	-	12	-	3	52
Core net insurance service result, CER basis	$1,906	$1,254	$574	$-	$166	$3,900
Total investment result reconciliation
Total investment result per financial statements	$1,248	$1,789	$(218)	$(982)	$1,684	$3,521
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	1,547	-	(982)	-	565
Add: Consolidation and other adjustments from Other DOE line	-	-	-	-	(656)	(656)
Less: Net investment result attributed to:
Items excluded from core earnings	(212)	(397)	(1,809)	-	612	(1,806)
NCI	202	-	-	-	4	206
Participating policyholders	24	57	-	-	-	81
Core net investment result	1,234	582	1,591	-	412	3,819
Core net investment result, CER adjustment(1)	24	-	34	-	1	59
Core net investment result, CER basis	$1,258	$582	$1,625	$-	$413	$3,878
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$235	$-	$1,747	$-	$1,982
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	-	-	(160)	-	(160)
Core earnings in Manulife Bank and Global WAM	-	235	-	1,907	-	2,142
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	27	-	27
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$235	$-	$1,934	$-	$2,169
Other reconciliation
Other revenue per financial statements	$155	$294	$137	$7,439	$(437)	$7,588
General expenses per financial statements	(330)	(613)	(139)	(3,249)	(528)	(4,859)
Commissions related to non-insurance contracts	(8)	(64)	8	(1,454)	38	(1,480)
Interest expenses per financial statements	(28)	(1,047)	(13)	(7)	(586)	(1,681)
Total financial statements values included in Other	(211)	(1,430)	(7)	2,729	(1,513)	(432)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(1,311)	-	2,729	-	1,418
Consolidation and other adjustments to net investment result DOE line	-	(1)	-	-	(656)	(657)
Less: Other attributed to:
Items excluded from core earnings	80	2	48	(2)	54	182
NCI	(1)	-	-	2	-	1
Participating policyholders	(7)	(5)	-	-	-	(12)
Add: Participating policyholders’ earnings transfer to shareholders	36	11	-	-	-	47
Other core earnings	(247)	(104)	(55)	-	(911)	(1,317)
Other core earnings, CER adjustment(1)	(5)	-	(1)	-	-	(6)
Other core earnings, CER basis	$(252)	$(104)	$(56)	$-	$(911)	$(1,323)
Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(460)	$(353)	$3	$(148)	$(254)	$(1,212)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(91)	53	411	23	(233)	163
NCI	(61)	-	-	-	-	(61)
Participating policyholders	(41)	(7)	-	-	-	(48)
Core income tax (expenses) recoveries	(267)	(399)	(408)	(171)	(21)	(1,266)
Core income tax (expenses) recoveries, CER adjustment(1)	(5)	-	(9)	-	-	(14)
Core income tax (expenses) recoveries, CER basis	$(272)	$(399)	$(417)	$(171)	$(21)	$(1,280)
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Manulife Bank is part of Canada segment.

DOE Reconciliation – 2023
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$1,941	$1,193	$607	$-	$236	$3,977
Less: Insurance service result attributed to:
Items excluded from core earnings	-	19	(55)	-	(3)	(39)
NCI	87	-	-	-	1	88
Participating policyholders	308	107	-	-	-	415
Core net insurance service result	1,546	1,067	662	-	238	3,513
Core net insurance service result, CER adjustment(1)	25	-	25	-	8	58
Core net insurance service result, CER basis	$1,571	$1,067	$687	$-	$246	$3,571
Total investment result reconciliation
Total investment result per financial statements	$478	$1,717	$233	$(946)	$1,476	$2,958
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	1,445	-	(946)	-	499
Add: Consolidation and other adjustments from Other DOE line	-	(20)	-	-	(557)	(577)
Less: Net investment result attributed to:
Items excluded from core earnings	(605)	(345)	(1,296)	-	298	(1,948)
NCI	92	-	-	-	-	92
Participating policyholders	74	(17)	-	-	-	57
Core net investment result	917	614	1,529	-	621	3,681
Core net investment result, CER adjustment(1)	1	-	55	-	2	58
Core net investment result, CER basis	$918	$614	$1,584	$-	$623	$3,739
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$251	$-	$1,496	$-	$1,747
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	2	-	(29)	-	(27)
Core earnings in Manulife Bank and Global WAM	-	249	-	1,525	-	1,774
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	34	-	34
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$249	$-	$1,559	$-	$1,808
Other reconciliation
Other revenue per financial statements	$67	$272	$79	$6,709	$(381)	$6,746
General expenses per financial statements	(220)	(514)	(156)	(2,931)	(509)	(4,330)
Commissions related to non-insurance contracts	(10)	(55)	3	(1,322)	39	(1,345)
Interest expenses per financial statements	(12)	(1,004)	(15)	(13)	(510)	(1,554)
Total financial statements values included in Other	(175)	(1,301)	(89)	2,443	(1,361)	(483)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(1,194)	-	2,443	-	1,249
Consolidation and other adjustments to net investment result DOE line	-	(20)	-	-	(557)	(577)
Less: Other attributed to:
Items excluded from core earnings	(7)	(2)	(59)	(2)	85	15
NCI	4	-	-	2	-	6
Participating policyholders	(2)	(12)	-	-	-	(14)
Add: Participating policyholders’ earnings transfer to shareholders	34	8	-	-	-	42
Other core earnings	(136)	(65)	(30)	-	(889)	(1,120)
Other core earnings, CER adjustment(1)	1	-	(1)	-	(1)	(1)
Other core earnings, CER basis	$(135)	$(65)	$(31)	$-	$(890)	$(1,121)
Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(440)	$(373)	$(112)	$(198)	$278	$(845)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(89)	30	290	7	179	417
NCI	(42)	-	-	(1)	-	(43)
Participating policyholders	(30)	(25)	-	-	-	(55)
Core income tax (expenses) recoveries	(279)	(378)	(402)	(204)	99	(1,164)
Core income tax (expenses) recoveries, CER adjustment(1)	(1)	-	(14)	(2)	-	(17)
Core income tax (expenses) recoveries, CER basis	$(280)	$(378)	$(416)	$(206)	$99	$(1,181)
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Manulife Bank is part of Canada segment.

109	2024 Annual Report	Management’s Discussion and Analysis
DOE Reconciliation – 4Q24
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$545	$330	$(257)	$-	$71	$689
Less: Insurance service result attributed to:
Items excluded from core earnings	(6)	(3)	(408)	-	1	(416)
NCI	18	-	-	-	-	18
Participating policyholders	51	7	-	-	-	58
Core net insurance service result	482	326	151	-	70	1,029
Core net insurance service result, CER adjustment(1)	-	-	-	-	-	-
Core net insurance service result, CER basis	$482	$326	$151	$-	$70	$1,029
Total investment result reconciliation
Total investment result per financial statements	$279	$612	$369	$(316)	$615	$1,559
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	382	-	(316)	-	66
Add: Consolidation and other adjustments from Other DOE line	1	1	-	-	(198)	(196)
Less: Net investment result attributed to:
Items excluded from core earnings	(56)	85	(16)	-	287	300
NCI	14	-	-	-	4	18
Participating policyholders	(3)	15	-	-	-	12
Core net investment result	325	131	385	-	126	967
Core net investment result, CER adjustment(1)	-	-	-	-	-	-
Core net investment result, CER basis	$325	$131	$385	$-	$126	$967
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$53	$-	$420	$-	$473
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	(7)	-	(122)	-	(129)
Core earnings in Manulife Bank and Global WAM	-	60	-	542	-	602
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	-	-	-
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$60	$-	$542	$-	$602
Other reconciliation
Other revenue per financial statements	$79	$72	$45	$2,005	$(198)	$2,003
General expenses per financial statements	(112)	(162)	(45)	(883)	(126)	(1,328)
Commissions related to non-insurance contracts	(1)	(16)	2	(385)	10	(390)
Interest expenses per financial statements	(9)	(257)	(2)	(2)	(150)	(420)
Total financial statements values included in Other	(43)	(363)	-	735	(464)	(135)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(328)	-	735	-	407
Consolidation and other adjustments to net investment result DOE line	1	-	-	1	(198)	(196)
Less: Other attributed to:
Items excluded from core earnings	40	-	26	(1)	(46)	19
NCI	1	-	-	-	-	1
Participating policyholders	-	(2)	-	-	-	(2)
Add: Participating policyholders’ earnings transfer to shareholders	15	3	-	-	-	18
Other core earnings	(70)	(30)	(26)	-	(220)	(346)
Other core earnings, CER adjustment(1)	-	-	-	-	-	-
Other core earnings, CER basis	$(70)	$(30)	$(26)	$-	$(220)	$(346)
Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(156)	$(117)	$(9)	$(35)	$(89)	$(406)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(61)	(26)	89	26	(71)	(43)
NCI	(15)	-	-	-	-	(15)
Participating policyholders	(9)	6	-	-	-	(3)
Core income tax (expenses) recoveries	(71)	(97)	(98)	(61)	(18)	(345)
Core income tax (expenses) recoveries, CER adjustment(1)	-	-	-	-	-	-
Core income tax (expenses) recoveries, CER basis	$(71)	$(97)	$(98)	$(61)	$(18)	$(345)
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Manulife Bank is part of Canada segment.

DOE Reconciliation – 3Q24
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$548	$363	$338	$-	$48	$1,297
Less: Insurance service result attributed to:
Items excluded from core earnings	(3)	6	158	-	-	161
NCI	33	-	-	-	-	33
Participating policyholders	55	18	-	-	-	73
Core net insurance service result	463	339	180	-	48	1,030
Core net insurance service result, CER adjustment(1)	9	-	4	-	2	15
Core net insurance service result, CER basis	$472	$339	$184	$-	$50	$1,045
Total investment result reconciliation
Total investment result per financial statements	$644	$563	$(303)	$(196)	$393	$1,101
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	389	-	(196)	-	193
Add: Consolidation and other adjustments from Other DOE line	(1)	1	-	-	(148)	(148)
Less: Net investment result attributed to:
Items excluded from core earnings	194	3	(668)	-	154	(317)
NCI	125	-	-	-	-	125
Participating policyholders	33	26	-	-	-	59
Core net investment result	291	146	365	-	91	893
Core net investment result, CER adjustment(1)	5	-	10	-	(1)	14
Core net investment result, CER basis	$296	$146	$375	$-	$90	$907
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$69	$-	$518	$-	$587
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	12	-	13	-	25
Core earnings in Manulife Bank and Global WAM	-	57	-	505	-	562
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	9	-	9
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$57	$-	$514	$-	$571
Other reconciliation
Other revenue per financial statements	$(42)	$74	$26	$1,875	$(5)	$1,928
General expenses per financial statements	(83)	(154)	(41)	(795)	(131)	(1,204)
Commissions related to non-insurance contracts	(3)	(15)	2	(364)	10	(370)
Interest expenses per financial statements	(5)	(253)	(4)	(1)	(148)	(411)
Total financial statements values included in Other	(133)	(348)	(17)	715	(274)	(57)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(319)	-	715	-	396
Consolidation and other adjustments to net investment result DOE line	(1)	-	-	(1)	(148)	(150)
Less: Other attributed to:
Items excluded from core earnings	(49)	3	5	-	98	57
NCI	(2)	-	-	1	-	(1)
Participating policyholders	(6)	(3)	-	-	-	(9)
Add: Participating policyholders’ earnings transfer to shareholders	5	3	-	-	-	8
Other core earnings	(70)	(26)	(22)	-	(224)	(342)
Other core earnings, CER adjustment(1)	(1)	-	-	-	-	(1)
Other core earnings, CER basis	$(71)	$(26)	$(22)	$-	$(224)	$(343)
Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(39)	$(114)	$(13)	$(20)	$(88)	$(274)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	66	(6)	99	(14)	(60)	85
NCI	(26)	-	-	-	-	(26)
Participating policyholders	(14)	(4)	-	-	-	(18)
Core income tax (expenses) recoveries	(65)	(104)	(112)	(6)	(28)	(315)
Core income tax (expenses) recoveries, CER adjustment(1)	(1)	-	(3)	1	-	(3)
Core income tax (expenses) recoveries, CER basis	$(66)	$(104)	$(115)	$(5)	$(28)	$(318)
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Manulife Bank is part of Canada segment.

111	2024 Annual Report	Management’s Discussion and Analysis
DOE Reconciliation – 2Q24
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$520	$343	$157	$-	$17	$1,037
Less: Insurance service result attributed to:
Items excluded from core earnings	(13)	(5)	43	-	1	26
NCI	17	-	-	-	-	17
Participating policyholders	47	22	-	-	-	69
Core net insurance service result	469	326	114	-	16	925
Core net insurance service result, CER adjustment(1)	13	-	3	-	1	17
Core net insurance service result, CER basis	$482	$326	$117	$-	$17	$942
Total investment result reconciliation
Total investment result per financial statements	$271	$161	$6	$(240)	$315	$513
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	380	-	(240)	-	140
Add: Consolidation and other adjustments from Other DOE line	-	(1)	-	-	(154)	(155)
Less: Net investment result attributed to:
Items excluded from core earnings	(59)	(385)	(405)	-	65	(784)
NCI	23	-	-	-	-	23
Participating policyholders	(3)	9	-	-	-	6
Core net investment result	310	156	411	-	96	973
Core net investment result, CER adjustment(1)	10	-	9	-	1	20
Core net investment result, CER basis	$320	$156	$420	$-	$97	$993
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$48	$-	$383	$-	$431
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	(9)	-	(62)	-	(71)
Core earnings in Manulife Bank and Global WAM	-	57	-	445	-	502
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	8	-	8
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$57	$-	$453	$-	$510
Other reconciliation
Other revenue per financial statements	$63	$73	$27	$1,809	$(123)	$1,849
General expenses per financial statements	(79)	(155)	(32)	(828)	(131)	(1,225)
Commissions related to non-insurance contracts	(4)	(15)	1	(356)	10	(364)
Interest expenses per financial statements	(8)	(266)	(3)	(2)	(147)	(426)
Total financial statements values included in Other	(28)	(363)	(7)	623	(391)	(166)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(333)	-	623	-	290
Consolidation and other adjustments to net investment result DOE line	-	-	-	-	(154)	(154)
Less: Other attributed to:
Items excluded from core earnings	50	2	8	(1)	(7)	52
NCI	-	-	-	1	-	1
Participating policyholders	(2)	-	-	-	-	(2)
Add: Participating policyholders’ earnings transfer to shareholders	8	2	-	-	-	10
Other core earnings	(68)	(30)	(15)	-	(230)	(343)
Other core earnings, CER adjustment(1)	(3)	1	(1)	-	(1)	(4)
Other core earnings, CER basis	$(71)	$(29)	$(16)	$-	$(231)	$(347)
Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(115)	$(39)	$(21)	$(32)	$(45)	$(252)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(43)	74	74	14	(37)	82
NCI	(2)	-	-	-	-	(2)
Participating policyholders	(6)	(6)	-	-	-	(12)
Core income tax (expenses) recoveries	(64)	(107)	(95)	(46)	(8)	(320)
Core income tax (expenses) recoveries, CER adjustment(1)	(2)	-	(3)	-	-	(5)
Core income tax (expenses) recoveries, CER basis	$(66)	$(107)	$(98)	$(46)	$(8)	$(325)
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Manulife Bank is part of Canada segment.

DOE Reconciliation – 1Q24
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$547	$284	$119	$-	$28	$978
Less: Insurance service result attributed to:
Items excluded from core earnings	11	(3)	2	-	(1)	9
NCI	33	-	-	-	-	33
Participating policyholders	48	24	-	-	-	72
Core net insurance service result	455	263	117	-	29	864
Core net insurance service result, CER adjustment(1)	15	-	5	-	-	20
Core net insurance service result, CER basis	$470	$263	$122	$-	$29	$884
Total investment result reconciliation
Total investment result per financial statements	$54	$453	$(290)	$(230)	$361	$348
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	396	-	(230)	-	166
Add: Consolidation and other adjustments from Other DOE line	-	(1)	-	-	(156)	(157)
Less: Net investment result attributed to:
Items excluded from core earnings	(291)	(100)	(720)	-	106	(1,005)
NCI	40	-	-	-	-	40
Participating policyholders	(3)	7	-	-	-	4
Core net investment result	308	149	430	-	99	986
Core net investment result, CER adjustment(1)	9	-	15	-	1	25
Core net investment result, CER basis	$317	$149	$445	$-	$100	$1,011
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$65	$-	$426	$-	$491
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	4	-	11	-	15
Core earnings in Manulife Bank and Global WAM	-	61	-	415	-	476
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	10	-	10
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$61	$-	$425	$-	$486
Other reconciliation
Other revenue per financial statements	$55	$75	$39	$1,750	$(111)	$1,808
General expenses per financial statements	(56)	(142)	(21)	(743)	(140)	(1,102)
Commissions related to non-insurance contracts	-	(18)	3	(349)	8	(356)
Interest expenses per financial statements	(6)	(271)	(4)	(2)	(141)	(424)
Total financial statements values included in Other	(7)	(356)	17	656	(384)	(74)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(331)	-	656	-	325
Consolidation and other adjustments to net investment result DOE line	-	(1)	-	-	(156)	(157)
Less: Other attributed to:
Items excluded from core earnings	39	(3)	9	-	9	54
NCI	-	-	-	-	-	-
Participating policyholders	1	-	-	-	-	1
Add: Participating policyholders’ earnings transfer to shareholders	8	3	-	-	-	11
Other core earnings	(39)	(18)	8	-	(237)	(286)
Other core earnings, CER adjustment(1)	(1)	-	-	-	-	(1)
Other core earnings, CER basis	$(40)	$(18)	$8	$-	$(237)	$(287)
Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(150)	$(83)	$46	$(61)	$(32)	$(280)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(53)	11	149	(3)	(65)	39
NCI	(18)	-	-	-	-	(18)
Participating policyholders	(12)	(3)	-	-	-	(15)
Core income tax (expenses) recoveries	(67)	(91)	(103)	(58)	33	(286)
Core income tax (expenses) recoveries, CER adjustment(1)	(2)	-	(3)	(1)	-	(6)
Core income tax (expenses) recoveries, CER basis	$(69)	$(91)	$(106)	$(59)	$33	$(292)
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Manulife Bank is part of Canada segment.

113	2024 Annual Report	Management’s Discussion and Analysis
DOE Reconciliation – 4Q23
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$644	$306	$195	$-	$91	$1,236
Less: Insurance service result attributed to:
Items excluded from core earnings	130	12	21	-	(2)	161
NCI	19	-	-	-	1	20
Participating policyholders	60	39	-	-	-	99
Core net insurance service result	435	255	174	-	92	956
Core net insurance service result, CER adjustment(1)	9	-	5	-	2	16
Core net insurance service result, CER basis	$444	$255	$179	$-	$94	$972
Total investment result reconciliation
Total investment result per financial statements	$285	$511	$72	$(139)	$344	$1,073
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	377	-	(139)	-	238
Add: Consolidation and other adjustments from Other DOE line	-	3	-	-	(162)	(159)
Less: Net investment result attributed to:
Items excluded from core earnings	(47)	9	(359)	-	39	(358)
NCI	37	-	-	-	-	37
Participating policyholders	50	(10)	-	-	-	40
Core net investment result	245	138	431	-	143	957
Core net investment result, CER adjustment(1)	4	-	12	-	-	16
Core net investment result, CER basis	$249	$138	$443	$-	$143	$973
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$72	$-	$424	$-	$496
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	8	-	16	-	24
Core earnings in Manulife Bank and Global WAM	-	64	-	408	-	472
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	8	-	8
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$64	$-	$416	$-	$480
Other reconciliation
Other revenue per financial statements	$(16)	$75	$8	$1,688	$(36)	$1,719
General expenses per financial statements	(59)	(136)	(28)	(793)	(164)	(1,180)
Commissions related to non-insurance contracts	(3)	(12)	1	(330)	9	(335)
Interest expenses per financial statements	(4)	(246)	(4)	(2)	(134)	(390)
Total financial statements values included in Other	(82)	(319)	(23)	563	(325)	(186)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(305)	-	564	-	259
Consolidation and other adjustments to net investment result DOE line	-	3	-	-	(162)	(159)
Less: Other attributed to:
Items excluded from core earnings	(26)	4	(5)	(2)	79	50
NCI	(2)	-	-	1	-	(1)
Participating policyholders	(4)	(1)	-	-	-	(5)
Add: Participating policyholders’ earnings transfer to shareholders	10	2	-	-	-	12
Other core earnings	(40)	(18)	(18)	-	(242)	(318)
Other core earnings, CER adjustment(1)	-	-	(1)	-	-	(1)
Other core earnings, CER basis	$(40)	$(18)	$(19)	$-	$(242)	$(319)
Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(109)	$(116)	$(46)	$(58)	$7	$(322)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(6)	(20)	67	(3)	(30)	8
NCI	(17)	-	-	-	-	(17)
Participating policyholders	(10)	(9)	-	-	-	(19)
Core income tax (expenses) recoveries	(76)	(87)	(113)	(55)	37	(294)
Core income tax (expenses) recoveries, CER adjustment(1)	(2)	-	(3)	(1)	1	(5)
Core income tax (expenses) recoveries, CER basis	$(78)	$(87)	$(116)	$(56)	$38	$(299)
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Manulife Bank is part of Canada segment.

Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly Results					Full Year Results
	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Per share dividend	$0.40	$0.40	$0.40	$0.40	$0.37	$1.60	$1.46
Core EPS	$1.03	$1.00	$0.91	$0.94	$0.92	$3.87	$3.47
Common share core dividend payout ratio	39%	40%	44%	43%	40%	41%	42%
The contractual service margin (“CSM”) is a liability that represents future unearned profits on insurance contracts written.
It is a component of insurance and reinsurance contract liabilities on the Statement of Financial Position and includes amounts attributed to common shareholders, participating policyholders and NCI.
In 2023, we included amounts attributed to common shareholders, participating policyholders, and NCI in our reporting of changes in the CSM. Effective January 1, 2024, we no longer include amounts related to NCI in this reporting, and prior year amounts have been restated. In addition, the new business CSM reconciliation has been adjusted to exclude NCI information.
Changes in the CSM net of NCI are classified as organic and inorganic. CSM growth is the percentage change in the CSM net of NCI compared with a prior period on a constant exchange rate basis.
Changes in CSM net of NCI that are classified as organic include the following impacts:
•Impact of new insurance business (“impact of new business” or “new business CSM”) is the impact from insurance contracts initially recognized in the period and includes acquisition expense related gains (losses) which impact the CSM in the period. It excludes the impact from entering into new in-force reinsurance contracts which would generally be considered a management action;
•Expected movement related to finance income or expenses (“interest accretion”) includes interest accreted on the
CSM net of NCI during the period and the expected change on VFA contracts if returns are as expected;
•CSM recognized for service provided (“CSM amortization”) is the portion of the CSM net of NCI that is recognized in net income for service provided in the period; and
•Insurance experience gains (losses) and other is primarily the change from experience variances that relate to future periods. This includes persistency experience and changes in future period cash flows caused by other current period experience.
Changes in CSM net of NCI that are classified as inorganic include the following impacts:
•Changes in actuarial methods and assumptions that adjust the CSM;
•Effect of movement in exchange rates over the reporting period;
•Impact of markets; and
•Reinsurance transactions, tax-related and other items that reflect the impact related to future cash flows from items such as gains or losses on disposition of a business, the impact of enacted or substantively enacted income tax rate changes, material one-time only adjustments that are exceptional in nature and other amounts not specifically captured in the previous inorganic items.
Post-tax CSM is used in the definition of financial leverage ratio and consolidated capital and is calculated as the CSM adjusted for the marginal income tax rate in the jurisdictions that report a CSM balance. Post-tax CSM net of NCI is used in the adjusted book value per share calculation and is calculated as the CSM net of NCI adjusted for the marginal income tax rate in the jurisdictions that report this balance.
New business CSM growth is the percentage change in the new business CSM compared with a prior period on a constant exchange rate basis.

115	2024 Annual Report	Management’s Discussion and Analysis
CSM and post-tax CSM information
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Dec 31, 2024	Sept 30, 2024	June 30, 2024	Mar 31, 2024	Dec 31, 2023
CSM	$23,425	$22,213	$21,760	$22,075	$21,301
Less: CSM for NCI	1,298	1,283	1,002	986	861
CSM, net of NCI	$22,127	$20,930	$20,758	$21,089	$20,440
CER adjustment(1)	-	618	889	894	1,118
CSM, net of NCI, CER basis	$22,127	$21,548	$21,647	$21,983	$21,558
CSM by segment
Asia	$15,540	$14,715	$13,456	$13,208	$12,617
Asia NCI	1,298	1,283	1,002	986	861
Canada	4,109	4,036	3,769	4,205	4,060
U.S.	2,468	2,171	3,522	3,649	3,738
Corporate and Other	10	8	11	27	25
CSM	$23,425	$22,213	$21,760	$22,075	$21,301
CSM, CER adjustment(1)
Asia	$-	$480	$711	$674	$790
Asia NCI	-	28	50	54	54
Canada	-	-	-	-	-
U.S.	-	138	178	221	328
Corporate and Other	-	-	-	-	-
Total	$-	$646	$939	$949	$1,172
CSM, CER basis
Asia	$15,540	$15,195	$14,167	$13,882	$13,407
Asia NCI	1,298	1,311	1,052	1,040	915
Canada	4,109	4,036	3,769	4,205	4,060
U.S.	2,468	2,309	3,700	3,870	4,066
Corporate and Other	10	8	11	27	25
Total CSM, CER basis	$23,425	$22,859	$22,699	$23,024	$22,473
Post-tax CSM
CSM	$23,425	$22,213	$21,760	$22,075	$21,301
Marginal tax rate on CSM	(2,599)	(2,488)	(2,576)	(2,650)	(2,798)
Post-tax CSM	$20,826	$19,725	$19,184	$19,425	$18,503
CSM, net of NCI	$22,127	$20,930	$20,758	$21,089	$20,440
Marginal tax rate on CSM net of NCI	(2,445)	(2,335)	(2,468)	(2,542)	(2,692)
Post-tax CSM net of NCI	$19,682	$18,595	$18,290	$18,547	$17,748
(1)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 4Q24.

New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
New business CSM
Hong Kong	$299	$254	$200	$168	$199	$921	$676
Japan	66	86	90	48	42	290	126
Asia Other	221	253	188	275	173	937	747
International High Net Worth						187	231
Mainland China						270	138
Singapore						391	244
Vietnam						17	87
Other Emerging Markets						72	47
Asia	586	593	478	491	414	2,148	1,549
Canada	116	95	76	70	70	357	224
U.S.	140	71	74	97	142	382	394
Total new business CSM	$842	$759	$628	$658	$626	$2,887	$2,167
New business CSM, CER adjustment(2),(3)
Hong Kong	$-	$7	$4	$6	$5	$17	$25
Japan	-	1	4	1	(1)	6	(6)
Asia Other	-	4	6	11	6	21	22
International High Net Worth						3	9
Mainland China						7	4
Singapore						9	12
Vietnam						(1)	(4)
Other Emerging Markets						3	1
Asia	-	12	14	18	10	44	41
Canada	-	-	-	-	-	-	-
U.S.	-	1	2	4	4	7	14
Total new business CSM	$-	$13	$16	$22	$14	$51	$55
New business CSM, CER basis
Hong Kong	$299	$261	$204	$174	$204	$938	$701
Japan	66	87	94	49	41	296	120
Asia Other	221	257	194	286	179	958	769
International High Net Worth						190	240
Mainland China						277	142
Singapore						400	256
Vietnam						16	83
Other Emerging Markets						75	48
Asia	586	605	492	509	424	2,192	1,590
Canada	116	95	76	70	70	357	224
U.S.	140	72	76	101	146	389	408
Total new business CSM, CER basis	$842	$772	$644	$680	$640	$2,938	$2,222
(1)New business CSM is net of NCI.
(2)The impact of updating foreign exchange rates to that which was used in 4Q24.
(3)New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the
Philippines, Malaysia, Thailand, Cambodia and Myanmar.
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the income statement and balance sheet exchange rates effective for the fourth quarter of 2024.
Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented below and throughout this section.
Basic EPS and diluted EPS, CER basis is equal to common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively.

117	2024 Annual Report	Management’s Discussion and Analysis
General expenses, CER basis
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
General expenses	$1,328	$1,204	$1,225	$1,102	$1,180	$4,859	$4,330
CER adjustment(1)	-	17	16	25	18	58	86
General expenses, CER basis	$1,328	$1,221	$1,241	$1,127	$1,198	$4,917	$4,416
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
Net income financial measures on a CER basis
($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Net income (loss) attributed to shareholders:
Asia	$583	$827	$582	$363	$615	$2,355	$1,348
Canada	439	430	79	273	365	1,221	1,191
U.S.	103	5	135	(108)	198	135	639
Global WAM	384	498	350	365	365	1,597	1,297
Corporate and Other	129	79	(104)	(27)	116	77	628
Total net income (loss) attributed to shareholders	1,638	1,839	1,042	866	1,659	5,385	5,103
Preferred share dividends and other equity distributions	(101)	(56)	(99)	(55)	(99)	(311)	(303)
Common shareholders’ net income (loss)	$1,537	$1,783	$943	$811	$1,560	$5,074	$4,800
CER adjustment(1)
Asia	$-	$26	$8	$18	$20	$52	$60
Canada	-	-	-	4	(8)	4	(6)
U.S.	-	5	3	(1)	5	7	47
Global WAM	-	11	9	12	9	32	39
Corporate and Other	-	2	(2)	-	2	-	(30)
Total net income (loss) attributed to shareholders	-	44	18	33	28	95	110
Preferred share dividends and other equity distributions	-	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$44	$18	$33	$28	$95	$110
Net income (loss) attributed to shareholders, CER basis
Asia	$583	$853	$590	$381	$635	$2,407	$1,408
Canada	439	430	79	277	357	1,225	1,185
U.S.	103	10	138	(109)	203	142	686
Global WAM	384	509	359	377	374	1,629	1,336
Corporate and Other	129	81	(106)	(27)	118	77	598
Total net income (loss) attributed to shareholders, CER basis	1,638	1,883	1,060	899	1,687	5,480	5,213
Preferred share dividends and other equity distributions, CER basis	(101)	(56)	(99)	(55)	(99)	(311)	(303)
Common shareholders’ net income (loss), CER basis	$1,537	$1,827	$961	$844	$1,588	$5,169	$4,910
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$417	$606	$424	$270	$452	$1,717	$995
CER adjustment, US $(1)	-	4	(1)	4	2	7	15
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$417	$610	$423	$274	$454	$1,724	$1,010
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$1,638	$1,839	$1,042	$866	$1,659	$5,385	$5,103
Tax on net income attributed to shareholders	388	229	238	247	288	1,102	750
Net income (loss) attributed to shareholders (pre-tax)	2,026	2,068	1,280	1,113	1,947	6,487	5,853
CER adjustment(1)	-	28	32	27	33	87	111
Net income (loss) attributed to shareholders (pre-tax), CER basis	$2,026	$2,096	$1,312	$1,140	$1,980	$6,574	$5,964
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the respective reporting period.

AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of the
General Account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.
Our Global WAM business also manages assets on behalf of other segments of the Company. Global WAM-managed
AUMA is a financial measure equal to the sum of Global WAM’s AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.
Segment share of total Company AUMA is a measure of the relative AUMA from each segment, expressed as a percentage. It is calculated as the AUMA in that segment divided by the total Company AUMA. This measure is reported for our operating segments and as at December 31, 2024, the segment share of total Company AUMA for Asia, Canada, U.S.
and Global WAM was 12%, 9%, 13% and 64%, respectively (as at December 31, 2023 – 12%, 11%, 15% and 61%,
respectively).
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	December 31, 2024						December 31, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$-	$26,718	$-	$-	$-	$26,718	$-	$-
Derivative reclassification(1)	-	-	-	-	5,600	5,600	-	-
Invested assets excluding above items	166,590	80,423	136,833	9,743	16,590	410,179	115,843	95,142
Total	166,590	107,141	136,833	9,743	22,190	442,497	115,843	95,142
Segregated funds net assets
Segregated funds net assets - Institutional	-	-	-	3,393	-	3,393	-	-
Segregated funds net assets - Other(2)	28,622	38,099	77,440	288,467	(33)	432,595	19,904	53,845
Total	28,622	38,099	77,440	291,860	(33)	435,988	19,904	53,845
AUM per financial statements	195,212	145,240	214,273	301,603	22,157	878,485	135,747	148,987
Mutual funds	-	-	-	333,598	-	333,598	-	-
Institutional asset management(3)	-	-	-	154,096	-	154,096	-	-
Other funds	-	-	-	19,174	-	19,174	-	-
Total AUM	195,212	145,240	214,273	808,471	22,157	1,385,353	135,747	148,987
Assets under administration	-	-	-	222,614	-	222,614	-	-
Total AUMA	$195,212	$145,240	$214,273	$1,031,085	$22,157	$1,607,967	$135,747	$148,987
Total AUMA, US $(4)						$1,118,042

Total AUMA	$195,212	$145,240	$214,273	$1,031,085	$22,157	$1,607,967
CER adjustment(5)	-	-	-	-	-	-
Total AUMA, CER basis	$195,212	$145,240	$214,273	$1,031,085	$22,157	$1,607,967

Global WAM Managed AUMA
Global WAM AUMA				$1,031,085
AUM managed by Global WAM for Manulife’s other segments				226,752
Total				$1,257,837
(1)Corporate and Other consolidation amount is related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial
Position.
(2)Corporate and Other segregated funds net assets represent elimination of amounts held by the Company.
(3)Institutional asset management excludes Institutional segregated funds net assets.
(4)US $ AUMA is calculated as total AUMA in Canadian $ divided by the US $ exchange rate in effect at the end of the quarter.
(5)The impact of updating foreign exchange rates to that which was used in 4Q24.

119	2024 Annual Report	Management’s Discussion and Analysis
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	September 30, 2024						September 30, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$-	$26,371	$-	$-	$-	$26,371	$-	$-
Derivative reclassification(1)	-	-	-	-	2,420	2,420	-	-
Invested assets excluding above items	160,377	81,874	134,164	9,464	14,482	400,361	118,748	99,311
Total	160,377	108,245	134,164	9,464	16,902	429,152	118,748	99,311
Segregated funds net assets
Segregated funds net assets - Institutional	-	-	-	3,289	-	3,289	-	-
Segregated funds net assets - Other(2)	28,163	37,902	74,916	278,759	(50)	419,690	20,852	55,454
Total	28,163	37,902	74,916	282,048	(50)	422,979	20,852	55,454
AUM per financial statements	188,540	146,147	209,080	291,512	16,852	852,131	139,600	154,765
Mutual funds	-	-	-	321,210	-	321,210	-	-
Institutional asset management(3)	-	-	-	148,386	-	148,386	-	-
Other funds	-	-	-	18,131	-	18,131	-	-
Total AUM	188,540	146,147	209,080	779,239	16,852	1,339,858	139,600	154,765
Assets under administration	-	-	-	211,617	-	211,617	-	-
Total AUMA	$188,540	$146,147	$209,080	$990,856	$16,852	$1,551,475	$139,600	$154,765
Total AUMA, US $(4)						$1,148,433

Total AUMA	$188,540	$146,147	$209,080	$990,856	$16,852	$1,551,475
CER adjustment(5)	6,198	-	13,388	43,691	-	63,277
Total AUMA, CER basis	$194,738	$146,147	$222,468	$1,034,547	$16,852	$1,614,752

Global WAM Managed AUMA
Global WAM AUMA				$990,856
AUM managed by Global WAM for Manulife’s other segments				220,309
Total				$1,211,165
Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at December 31, 2024 above.

AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	June 30, 2024						June 30, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$-	$26,045	$-	$-	$-	$26,045	$-	$-
Derivative reclassification(1)	-	-	-	-	5,546	5,546	-	-
Invested assets excluding above items	148,153	77,422	130,453	8,989	14,011	379,028	108,216	95,335
Total	148,153	103,467	130,453	8,989	19,557	410,619	108,216	95,335
Segregated funds net assets
Segregated funds net assets - Institutional	-	-	-	3,380	-	3,380	-	-
Segregated funds net assets - Other(2)	26,468	36,595	72,950	266,759	(46)	402,726	19,333	53,313
Total	26,468	36,595	72,950	270,139	(46)	406,106	19,333	53,313
AUM per financial statements	174,621	140,062	203,403	279,128	19,511	816,725	127,549	148,648
Mutual funds	-	-	-	304,214	-	304,214	-	-
Institutional asset management(3)	-	-	-	142,314	-	142,314	-	-
Other funds	-	-	-	17,202	-	17,202	-	-
Total AUM	174,621	140,062	203,403	742,858	19,511	1,280,455	127,549	148,648
Assets under administration	-	-	-	201,064	-	201,064	-	-
Total AUMA	$174,621	$140,062	$203,403	$943,922	$19,511	$1,481,519	$127,549	$148,648
Total AUMA, US $(4)						$1,082,705

Total AUMA	$174,621	$140,062	$203,403	$943,922	$19,511	$1,481,519
CER adjustment(5)	8,657	-	10,315	36,282	-	55,254
Total AUMA, CER basis	$183,278	$140,062	$213,718	$980,204	$19,511	$1,536,773

Global WAM Managed AUMA
Global WAM AUMA				$943,922
AUM managed by Global WAM for Manulife’s other segments				211,773
Total				$1,155,695
Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at December 31, 2024 above.

121	2024 Annual Report	Management’s Discussion and Analysis
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	March 31, 2024						March 31, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$-	$25,420	$-	$-	$-	$25,420	$-	$-
Derivative reclassification(1)	-	-	-	-	5,114	5,114	-	-
Invested assets excluding above items	144,720	84,075	129,896	8,133	13,318	380,142	106,881	95,988
Total	144,720	109,495	129,896	8,133	18,432	410,676	106,881	95,988
Segregated funds net assets
Segregated funds net assets - Institutional	-	-	-	3,334	-	3,334	-	-
Segregated funds net assets - Other(2)	26,203	37,218	72,547	262,854	(47)	398,775	19,360	53,609
Total	26,203	37,218	72,547	266,188	(47)	402,109	19,360	53,609
AUM per financial statements	170,923	146,713	202,443	274,321	18,385	812,785	126,241	149,597
Mutual funds	-	-	-	300,178	-	300,178	-	-
Institutional asset management(3)	-	-	-	121,263	-	121,263	-	-
Other funds	-	-	-	16,981	-	16,981	-	-
Total AUM	170,923	146,713	202,443	712,743	18,385	1,251,207	126,241	149,597
Assets under administration	-	-	-	198,698	-	198,698	-	-
Total AUMA	$170,923	$146,713	$202,443	$911,441	$18,385	$1,449,905	$126,241	$149,597
Total AUMA, US $(4)						$1,071,424

Total AUMA	$170,923	$146,713	$202,443	$911,441	$18,385	$1,449,905
CER adjustment(5)	8,902	-	12,650	41,032	-	62,584
Total AUMA, CER basis	$179,825	$146,713	$215,093	$952,473	$18,385	$1,512,489

Global WAM Managed AUMA
Global WAM AUMA				$911,441
AUM managed by Global WAM for Manulife’s other segments				211,528
Total				$1,122,969
Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at December 31, 2024 above.

AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	December 31, 2023						December 31, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$-	$25,321	$-	$-	$-	$25,321	$-	$-
Derivative reclassification(1)	-	-	-	-	3,201	3,201	-	-
Invested assets excluding above items	144,433	86,135	133,959	7,090	17,071	388,688	109,533	101,592
Total	144,433	111,456	133,959	7,090	20,272	417,210	109,533	101,592
Segregated funds net assets
Segregated funds net assets - Institutional	-	-	-	3,328	-	3,328	-	-
Segregated funds net assets - Other(2)	24,854	36,085	68,585	244,738	(46)	374,216	18,846	52,014
Total	24,854	36,085	68,585	248,066	(46)	377,544	18,846	52,014
AUM per financial statements	169,287	147,541	202,544	255,156	20,226	794,754	128,379	153,606
Mutual funds	-	-	-	277,365	-	277,365	-	-
Institutional asset management(3)	-	-	-	119,161	-	119,161	-	-
Other funds	-	-	-	15,435	-	15,435	-	-
Total AUM	169,287	147,541	202,544	667,117	20,226	1,206,715	128,379	153,606
Assets under administration	-	-	-	182,046	-	182,046	-	-
Total AUMA	$169,287	$147,541	$202,544	$849,163	$20,226	$1,388,761	$128,379	$153,606
Total AUMA, US $(4)						$1,053,209

Total AUMA	$169,287	$147,541	$202,544	$849,163	$20,226	$1,388,761
CER adjustment(5)	10,424	-	18,314	52,891	-	81,629
Total AUMA, CER basis	$179,711	$147,541	$220,858	$902,054	$20,226	$1,470,390

Global WAM Managed AUMA
Global WAM AUMA				$849,163
AUM managed by Global WAM for Manulife’s other segments				205,814
Total				$1,054,977
Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at December 31, 2024 above.

123	2024 Annual Report	Management’s Discussion and Analysis
Global WAM AUMA and Managed AUMA by business line and geographic source
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Dec 31, 2024	Sept 30, 2024	June 30, 2024	Mar 31, 2024	Dec 31, 2023
Global WAM AUMA by business line
Retirement	$521,979	$501,173	$477,740	$467,579	$431,601
Retail	348,938	335,570	318,269	316,406	292,629
Institutional asset management	160,168	154,113	147,913	127,456	124,933
Total	$1,031,085	$990,856	$943,922	$911,441	$849,163
Global WAM AUMA by business line, CER basis(1)
Retirement	$521,979	$526,284	$496,919	$490,525	$461,958
Retail	348,938	348,933	329,593	329,572	309,279
Institutional asset management	160,168	159,330	153,692	132,376	130,817
Total	$1,031,085	$1,034,547	$980,204	$952,473	$902,054
Global WAM AUMA by geographic source
Asia	$141,098	$137,040	$128,791	$122,354	$115,523
Canada	260,651	255,281	242,781	243,678	233,351
U.S.	629,336	598,535	572,350	545,409	500,289
Total	$1,031,085	$990,856	$943,922	$911,441	$849,163
Global WAM AUMA by geographic source, CER basis(1)
Asia	$141,098	$142,092	$135,842	$129,147	$123,036
Canada	260,651	255,281	242,781	243,678	233,351
U.S.	629,336	637,174	601,581	579,648	545,667
Total	$1,031,085	$1,034,547	$980,204	$952,473	$902,054
Global WAM Managed AUMA by business line
Retirement	$521,979	$501,173	$477,740	$467,579	$431,601
Retail	431,047	416,425	396,457	395,755	368,843
Institutional asset management	304,811	293,567	281,498	259,635	254,533
Total	$1,257,837	$1,211,165	$1,155,695	$1,122,969	$1,054,977
Global WAM Managed AUMA by business line, CER basis(1)
Retirement	$521,979	$526,284	$496,919	$490,525	$461,958
Retail	431,047	433,017	410,229	411,955	389,726
Institutional asset management	304,811	306,398	293,032	271,552	270,346
Total	$1,257,837	$1,265,699	$1,200,180	$1,174,032	$1,122,030
Global WAM Managed AUMA by geographic source
Asia	$225,325	$219,344	$205,776	$198,464	$191,238
Canada	312,816	307,051	292,698	294,591	282,487
U.S.	719,696	684,770	657,221	629,914	581,252
Total	$1,257,837	$1,211,165	$1,155,695	$1,122,969	$1,054,977
Global WAM Managed AUMA by geographic source, CER basis(1)
Asia	$225,325	$229,717	$216,743	$210,030	$205,616
Canada	312,816	307,051	292,698	294,591	282,487
U.S.	719,696	728,931	690,739	669,411	633,927
Total	$1,257,837	$1,265,699	$1,200,180	$1,174,032	$1,122,030
(1)AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 4Q24.
Average assets under management and administration (“average AUMA”) is the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment.
It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM average managed AUMA and average AUA are the average of Global WAM’s managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.

Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank’s loans and mortgages, net of allowances. Manulife Bank average net lending assets is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank’s portfolio of loans and mortgages and are used to analyze and explain its earnings.

As at ($ millions)	Dec 31, 2024	Sept 30, 2024	June 30, 2024	Mar 31, 2024	Dec 31, 2023
Mortgages	$54,447	$54,083	$53,031	$52,605	$52,421
Less: mortgages not held by Manulife Bank	30,039	29,995	29,324	29,568	29,536
Total mortgages held by Manulife Bank	24,408	24,088	23,707	23,037	22,885
Loans to Bank clients	2,310	2,283	2,338	2,383	2,436
Manulife Bank net lending assets	$26,718	$26,371	$26,045	$25,420	$25,321
Manulife Bank average net lending assets
Beginning of period	$26,371	$26,045	$25,420	$25,321	$25,123
End of period	26,718	26,371	26,045	25,420	25,321
Manulife Bank average net lending assets by quarter	$26,545	$26,208	$25,733	$25,371	$25,222
Manulife Bank average net lending assets – full year	$26,020				$25,050
Financial leverage ratio is calculated as the sum of long-term debt, capital instruments and preferred shares and other equity instruments, divided by the sum of long-term debt, capital instruments, equity and post-tax CSM.
Adjusted book value is the sum of common shareholders’ equity and post-tax CSM net of NCI. It is an important measure for monitoring growth and measuring insurance businesses’ value. Adjusted book value per common share is calculated by dividing adjusted book value by the number of common shares outstanding at the end of the period.

As at ($ millions)	Dec 31, 2024	Sept 30, 2024	June 30, 2024	Mar 31, 2024	Dec 31, 2023
Common shareholders’ equity	$44,312	$42,913	$42,305	$41,590	$40,379
Post-tax CSM, net of NCI	19,682	18,595	18,290	18,547	17,748
Adjusted book value	$63,994	$61,508	$60,595	$60,137	$58,127
Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges;
(ii) post-tax CSM; and (iii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at ($ millions)	Dec 31, 2024	Sept 30, 2024	June 30, 2024	Mar 31, 2024	Dec 31, 2023
Total equity	$52,960	$51,639	$50,756	$49,892	$48,727
Less: AOCI gain/(loss) on cash flow hedges	119	70	95	70	26
Total equity excluding AOCI on cash flow hedges	52,841	51,569	50,661	49,822	48,701
Post-tax CSM	20,826	19,725	19,184	19,425	18,503
Qualifying capital instruments	7,532	6,997	7,714	7,196	6,667
Consolidated capital	$81,199	$78,291	$77,559	$76,443	$73,871
Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core
EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

125	2024 Annual Report	Management’s Discussion and Analysis
Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Global WAM core earnings (post-tax)	$481	$499	$399	$357	$353	$1,736	$1,321
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	61	6	46	58	55	171	204
Amortization of deferred acquisition costs and other depreciation	49	48	49	42	45	188	166
Amortization of deferred sales commissions	20	19	19	20	21	78	80
Core EBITDA	$611	$572	$513	$477	$474	$2,173	$1,771
CER adjustment(1)	-	11	7	13	7	31	39
Core EBITDA, CER basis	$611	$583	$520	$490	$481	$2,204	$1,810
Core EBITDA by business line
Retirement	$330	$320	$284	$265	$265	$1,199	$957
Retail	214	200	181	178	175	773	704
Institutional asset management	67	52	48	34	34	201	110
Total	$611	$572	$513	$477	$474	$2,173	$1,771
Core EBITDA by geographic source
Asia	$167	$157	$144	$139	$135	$607	$505
Canada	160	157	133	139	152	589	582
U.S.	284	258	236	199	187	977	684
Total	$611	$572	$513	$477	$474	$2,173	$1,771
Core EBITDA by business line, CER basis(2)
Retirement	$330	$326	$288	$273	$270	$1,217	$981
Retail	214	203	183	182	177	782	715
Institutional asset management	67	54	49	35	34	205	114
Total, CER basis	$611	$583	$520	$490	$481	$2,204	$1,810
Core EBITDA by geographic source, CER basis(2)
Asia	$167	$162	$146	$144	$138	$619	$520
Canada	160	157	133	139	152	589	582
U.S.	284	264	241	207	191	996	708
Total, CER basis	$611	$583	$520	$490	$481	$2,204	$1,810
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Core EBITDA adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q24.

Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our
Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by core revenue from these businesses. Core revenue is used to calculate our core EBITDA margin, and is equal to the sum of pre-tax other revenue and investment income in Global WAM included in core EBITDA, and it excludes such items as revenue related to integration and acquisitions and market experience gains (losses). Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Core EBITDA margin
Core EBITDA	$611	$572	$513	$477	$474	$2,173	$1,771
Core revenue	$2,140	$2,055	$1,948	$1,873	$1,842	$8,016	$7,103
Core EBITDA margin	28.6%	27.8%	26.3%	25.5%	25.7%	27.1%	24.9%
Global WAM core revenue
Other revenue per financial statements	$2,003	$1,928	$1,849	$1,808	$1,719	$7,588	$6,746
Less: Other revenue in segments other than Global WAM	(2)	53	40	58	31	149	37
Other revenue in Global WAM (fee income)	$2,005	$1,875	$1,809	$1,750	$1,688	$7,439	$6,709
Investment income per financial statements	$5,250	$4,487	$4,261	$4,251	$4,497	$18,249	$16,180
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	(622)	1,730	564	538	2,674	2,210	3,138
Total investment income	4,628	6,217	4,825	4,789	7,171	20,459	19,318
Less: Investment income in segments other than Global WAM	4,550	5,991	4,687	4,649	6,941	19,877	18,886
Investment income in Global WAM	$78	$226	$138	$140	$230	$582	$432
Total other revenue and investment income in Global WAM	$2,083	$2,101	$1,947	$1,890	$1,918	$8,021	$7,141
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	(28)	33	(9)	8	63	4	28
Revenue related to integration and acquisitions	(29)	13	8	9	13	1	10
Global WAM core revenue	$2,140	$2,055	$1,948	$1,873	$1,842	$8,016	$7,103
Core expenses is used to calculate our expense efficiency ratio and is equal to total expenses that are included in core earnings and excludes such items as material legal provisions for settlements, restructuring charges, and expenses related to integration and acquisitions.
Total expenses include the following amounts from our financial statements:
1.General expenses that flow directly through income;
2.Directly attributable maintenance expenses, which are reported in insurance service expenses and flow directly through income; and
3.Directly attributable acquisition expenses for contracts measured using the PAA method and for other products without a CSM, both of which are reported in insurance service expenses, and flow directly through income.

127	2024 Annual Report	Management’s Discussion and Analysis

	Quarterly Results					Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Core expenses
General expenses - Statements of Income	$1,328	$1,204	$1,225	$1,102	$1,180	$4,859	$4,330
Directly attributable acquisition expense for contracts measured using the PAA method and for other products without a CSM(1)	43	36	39	38	42	156	147
Directly attributable maintenance expense(1)	517	509	509	539	565	2,074	2,205
Total expenses	1,888	1,749	1,773	1,679	1,787	7,089	6,682
Less: General expenses included in items excluded from core earnings
Restructuring charge	67	25	-	-	46	92	46
Integration and acquisition	-	-	57	-	8	57	8
Legal provisions and Other expenses	24	8	3	6	8	41	78
Total	91	33	60	6	62	190	132
Core expenses	$1,797	$1,716	$1,713	$1,673	$1,725	$6,899	$6,550
CER adjustment(2)	-	22	28	36	27	86	114
Core expenses, CER basis	$1,797	$1,738	$1,741	$1,709	$1,752	$6,985	$6,664
Total expenses	$1,888	$1,749	$1,773	$1,679	$1,787	$7,089	$6,682
CER adjustment(2)	-	22	29	37	28	88	117
Total expenses, CER basis	$1,888	$1,771	$1,802	$1,716	$1,815	$7,177	$6,799
(1)Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)The impact of updating foreign exchange rates to that which was used in 4Q24.
Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenses divided by the sum of core earnings before income taxes (“pre-tax core earnings”)
and core expenses.
Net annualized fee income yield on average AUMA (“Net fee income yield”) is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global
WAM’s adjusted return generated from managing AUMA.
Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided by the number of days in the reporting period.

Reconciliation of income before income taxes to net fee income yield

	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Income before income taxes	$2,113	$2,341	$1,384	$1,252	$2,123	$7,090	$6,452
Less: Income before income taxes for segments other than Global WAM	1,694	1,822	1,001	826	1,699	5,343	4,955
Global WAM income before income taxes	419	519	383	426	424	1,747	1,497
Items unrelated to net fee income	882	677	771	665	648	2,995	2,715
Global WAM net fee income	1,301	1,196	1,154	1,091	1,072	4,742	4,212
Less: Net fee income from other segments	181	169	169	155	174	674	624
Global WAM net fee income excluding net fee income from other segments	1,120	1,027	985	936	898	4,068	3,588
Net annualized fee income	$4,455	$4,084	$3,963	$3,765	$3,563	$4,068	$3,588
Average Assets under Management and Administration	$1,015,454	$963,003	$933,061	$879,837	$816,706	$946,087	$812,662
Net fee income yield (bps)	43.9	42.4	42.5	42.8	43.6	43.0	44.2
New business value (“NBV”) is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital calculated under the LICAT framework in Canada and the International High Net Worth business, and the local capital requirements in Asia and the U.S., on actual new business sold in the period using assumptions with respect to future experience. NBV excludes businesses with immaterial insurance risks, such as the
Company’s Global WAM, Manulife Bank and the P&C Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.
New business value margin (“NBV margin”) is calculated as NBV divided by APE sales excluding NCI. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g., travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in the first quarter of 2013, subsequent deposits into existing
U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.
Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange traded funds and non-proprietary products sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.
Remittances is defined as the cash remitted or made available for distribution to Manulife Financial Corporation from its subsidiaries. It is a key metric used by management to evaluate our financial flexibility.
Non-GAAP Measures for 2017
Non-GAAP financial measures include 2017 core earnings (loss), pre-tax 2017 core earnings and 2017 core general expenses.
Non-GAAP ratio includes the 2017 expense efficiency ratio.
With the implementation of IFRS 17 and IFRS 9 in 2023, we made revisions to the definition of the above non-GAAP financial measures and non-GAAP ratio. The definitions and reconciliations of the above measures for 2017 are included below.

129	2024 Annual Report	Management’s Discussion and Analysis
2017 core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. 2017 core earnings allows investors to focus on the Company’s operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for reconciliation of 2017 core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.
The items included in 2017 core earnings and items excluded from 2017 core earnings are determined in accordance with the methodology under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline that was in effect at that time, and are listed below.
Items included in 2017 core earnings:
1.Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.
2.Macro hedging costs based on expected market returns.
3.New business strain and gains.
4.Policyholder experience gains or losses.
5.Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
6.Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as
“core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in 2017 core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter, they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains.
Investment-related experience relates to fixed income investing, ALDA returns, credit experience and asset mix changes other than those related to a strategic change. An example of a strategic asset mix change is outlined below.
•This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. We do not attribute specific components of investment-related experience to amounts included or excluded from 2017 core earnings.
•The $400 million threshold represents the estimated average annualized amount of net favourable investment-
related experience that the Company reasonably expects to achieve through-the-business cycle based on historical experience. It is not a forecast of expected net favourable investment-related experience for any given fiscal year.
•Our average net annualized investment-related experience, including core investment gains, calculated from the introduction of core earnings in 2012 to the end of 2017 was $475 million (2012 to the end of 2016 was $456 million).
•The decision announced on December 22, 2017 to reduce the allocation to ALDA in the portfolio asset mix supporting our legacy businesses was the first strategic asset mix change since we introduced the core earnings metric in 2012. We refined our description of investment-related experience in 2017 to note that asset mix changes other than those related to a strategic change are taken into consideration in the investment-related experience component of core investment gains.
•While historical investment return time horizons may vary in length based on underlying asset classes generally exceeding
20 years, for purposes of establishing the threshold, we look at a business cycle that is five or more years and includes a recession. We monitor the appropriateness of the threshold as part of our annual five-year planning process and would adjust it, either to a higher or lower amount, in the future if we believed that our threshold was no longer appropriate.
•Specific criteria used for evaluating a potential adjustment to the threshold may include, but are not limited to, the extent to which actual investment-related experience differs materially from actuarial assumptions used in measuring insurance contract liabilities, material market events, material dispositions or acquisitions of assets, and regulatory or accounting changes.

Core investment gains are reported in the Corporate and Other segment, with an offsetting adjustment to investment-related experience gains and losses in items excluded from 2017 core earnings.
7.Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments in segregated and mutual funds are included in 2017 core earnings.
8.Routine or non-material legal settlements.
9.All other items not specifically excluded.
10.Tax on the above items.
11.All tax-related items except the impact of enacted or substantively enacted income tax rate changes.
Items excluded from 2017 core earnings:
1.The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below.
•The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including:
provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.
•Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.
•Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
•Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.
2.Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-
related experience on a year-to-date basis.
3.Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.Changes in actuarial methods and assumptions. Policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board that were in effect at that time. The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. Changes related to ultimate reinvestment rates are included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities. By excluding the results of the annual reviews, 2017 core earnings assist investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.
5.The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.
6.Goodwill impairment charges.
7.Gains or losses on disposition of a business.
8.Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.Tax on the above items.
10.Net income (loss) attributed to participating policyholders and non-controlling interests.
11.Impact of enacted or substantially enacted income tax rate changes.
Reconciliation of income (loss) before income taxes to 2017 core earnings
For the year ended December 31, 2017, our financial statements reported income before income taxes of $2,501 million, income tax expense of $239 million and net income of $2,262 million. Income tax expense was comprised of an income tax expense of $1,137 million on 2017 core earnings and an income tax recovery of $898 million on items excluding 2017 core earnings. Net income of $2,262 million was comprised of net income attributed to shareholders of $2,104 million and net income attributed to NCI of $194 million, partially offset by a net loss attributed to participating policyholders of $36 million.

131	2024 Annual Report	Management’s Discussion and Analysis
2017 core earnings for the year ended December 31, 2017 of $4,565 million reflected total net income attributed to shareholders of $2,104 million less a charge of $2,461 million from items excluded from 2017 core earnings. Items excluded from 2017 core earnings primarily consisted of a charge from the impact related to U.S. tax reform of $1,777 million, and a charge related to the decision to change portfolio asset mix supporting our legacy businesses of $1,032 million, partially offset by a gain from the direct impact of markets of $209 million, investment-related experience gains outside of 2017 core earnings of $167 million and a number of smaller items. Items excluded from 2017 core earnings were disclosed under
OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline that was in effect at that time.
2017 core earnings before income taxes (“pre-tax 2017 core earnings”) was $5,702 million, equal to the sum of 2017 core earnings of $4,565 million and tax on 2017 core earnings of $1,137 million.
2017 core earnings related to strategic priorities for the year ended December 31, 2017
The Company measures its progress on certain strategic priorities using 2017 core earnings. These strategic priorities include 2017 core earnings from highest potential businesses, 2017 core earnings from Asia region, and 2017 core earnings from long-term care insurance (“LTC”) and variable annuities (“VA”) businesses. The 2017 core earnings for these businesses is calculated consistent with our definition of 2017 core earnings.
Highest potential businesses

For the year ended December 31, 2017
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period)
2017 core earnings of highest potential businesses(1)	$2,475
2017 core earnings - All other businesses excl. core investment gains	1,690
Core investment gains(2)	400
2017 core earnings	4,565
Items excluded from 2017 core earnings	(2,461)
Net income (loss) attributed to shareholders	$2,104
Highest potential businesses 2017 core earnings contribution	54%
(1)Includes 2017 core earnings from Asia and Global WAM segments, Canada group benefits, and behavioural insurance products.
(2)This item is disclosed under OSFI’s Source of Earnings guideline in effect at such time.
Asia region

For the year ended December 31, 2017
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period)
2017 core earnings of Asia region(1)	$1,663
2017 core earnings - All other businesses excl. core investment gains	2,502
Core investment gains(2)	400
2017 core earnings	4,565
Items excluded from 2017 core earnings	(2,461)
Net income (loss) attributed to shareholders	$2,104
Asia region 2017 core earnings contribution	36%
(1)Includes 2017 core earnings from Asia segment and Global WAM’s business in Asia.
(2)This item is disclosed under OSFI’s Source of Earnings guideline in effect at such time.
LTC and VA businesses

For the year ended December 31, 2017
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period)
2017 core earnings of LTC and VA businesses(1)	$1,112
2017 core earnings - All other businesses excl. core investment gains	3,053
Core investment gains(2)	400
2017 core earnings	4,565
Items excluded from 2017 core earnings	(2,461)
Net income (loss) attributed to shareholders	$2,104
LTC and VA businesses 2017 core earnings contribution	24%
(1)Includes 2017 core earnings from U.S. long-term care and Asia, Canada and U.S. variable annuities businesses.
(2)This item is disclosed under OSFI’s Source of Earnings guideline in effect at such time.
2017 expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as 2017 core general expenses divided by the sum of pre-tax 2017 core earnings and 2017 core general expenses. 2017 core general expenses is used to calculate our 2017 expense efficiency ratio and is equal to pre-
tax general expenses included in 2017 core earnings and excludes such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions.

The 2017 expense efficiency ratio for the year ended December 31, 2017 was 55.4%. 2017 core general expenses were
$7,091 million consisting of total general expenses on our financial statements for the year ended December 31, 2017 of
$7,233 million less $142 million of general expenses included in items excluded from 2017 core earnings. General expenses included in items excluded from 2017 core earnings include integration and acquisition costs of $81 million and legal provisions and other of $61 million. Pre-tax 2017 core earnings were $5,702 million as noted above.
2017 core earnings available to common shareholders
2017 core earnings available to common shareholders is $4,406 million consisting of 2017 core earnings of $4,565 million less preferred share dividends of $159 million.

133	2024 Annual Report	Management’s Discussion and Analysis
14.  Additional Disclosures
Contractual Obligations
In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.
As at December 31, 2024, the Company’s contractual obligations and commitments were as follows:

Payments due by period ($ millions)	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Long-term debt(1)	$10,200	$247	$3,211	$297	$6,445
Liabilities for capital instruments(1)	10,704	321	681	732	8,970
Investment commitments	15,367	4,360	5,219	4,314	1,474
Lease liabilities	355	105	151	52	47
Insurance contract liabilities(2)	1,383,939	4,223	9,977	21,385	1,348,354
Reinsurance contract held liabilities(2)	(9,483)	250	925	792	(11,450)
Investment contract liabilities(3)	322,793	316,119	2,766	1,170	2,738
Deposits from Bank clients	22,063	15,690	3,774	2,599	-
Other	5,229	1,377	2,441	951	460
Total contractual obligations	$1,761,167	$342,692	$29,145	$32,292	$1,357,038
(1)The contractual payments include principal and interest, and reflect the amounts payable up to and including the final contractual maturity date. The contractual payments reflect the amounts payable from January 1, 2025 up to and including the final contractual maturity date. In the case of floating rate obligations, the floating rate index is based on the interest rates as at December 31, 2024 and is assumed to remain constant to the final contractual maturity date. For the 4.061% MFC Subordinated notes, the reset rate is equal to the Secured Overnight Financing Rate (“SOFR”) Swap Rate as at December 31,
2024, plus a spread adjustment of 0.26161%, plus 1.647%. For the 2.237% MFC Subordinated notes and 2.818% MFC Subordinated notes, the reset rate is equal to the Canadian Overnight Repo Rate Average (“CORRA”) as at December 31, 2024, plus a spread adjustment of 0.32138%, plus 1.49% and 1.82%, respectively. The Company may have the contractual right to redeem or repay obligations prior to maturity and if such right is exercised, total contractual obligations paid and the timing of payment could vary significantly from the amounts and timing included in the table.
(2)Insurance contract liabilities cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts and exclude amounts from insurance contract liabilities for account of segregated fund holders. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted. Reinsurance contract held liabilities cash flows include estimates related to the timing and payment of future reinsurance premiums offset by recoveries on in-force reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates. Cash flows include embedded derivatives measured separately at fair value.
(3)Due to the nature of the products, the timing of net cash flows may be before contract maturity. Cash flows are undiscounted.
Legal and Regulatory Proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 18 of the 2024 Annual Consolidated Financial Statements.

Quarterly Financial Information
The following table provides summary information related to our eight most recently completed quarters.

As at and for the three months ended	Dec 31, 2024	Sept 30, 2024	June 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023
($ millions, except per share amounts or otherwise stated)
Revenue
Insurance revenue	$6,834	$6,746	$6,515	$6,497	$6,414	$6,215	$5,580	$5,763
Net investment result	4,194	5,912	4,512	4,493	6,784	1,265	4,819	5,153
Other revenue	2,003	1,928	1,849	1,808	1,719	1,645	1,691	1,691
Total revenue	$13,031	$14,586	$12,876	$12,798	$14,917	$9,125	$12,090	$12,607
Income (loss) before income taxes	$2,113	$2,341	$1,384	$1,252	$2,123	$1,174	$1,436	$1,719
Income tax (expense) recovery	(406)	(274)	(252)	(280)	(322)	51	(265)	(309)
Net income (loss)	$1,707	$2,067	$1,132	$972	$1,801	$1,225	$1,171	$1,410
Net income (loss) attributed to shareholders	$1,638	$1,839	$1,042	$866	$1,659	$1,013	$1,025	$1,406
Basic earnings (loss) per common share	$0.88	$1.01	$0.53	$0.45	$0.86	$0.53	$0.50	$0.73
Diluted earnings (loss) per common share	$0.88	$1.00	$0.52	$0.45	$0.86	$0.52	$0.50	$0.73
Segregated funds deposits	$11,927	$11,545	$11,324	$12,206	$10,361	$10,172	$10,147	$11,479
Total assets (in billions)	$979	$953	$915	$907	$876	$836	$851	$862
Weighted average common shares (in millions)	1,746	1,774	1,793	1,805	1,810	1,826	1,842	1,858
Diluted weighted average common shares (in millions)	1,752	1,780	1,799	1,810	1,814	1,829	1,846	1,862
Dividends per common share	$0.400	$0.400	$0.400	$0.400	$0.365	$0.365	$0.365	$0.365
CDN$ to US$1 - Statement of Financial Position	1.4382	1.3510	1.3684	1.3533	1.3186	1.3520	1.3233	1.3534
CDN$ to US$1 - Statement of Income	1.3987	1.3639	1.3682	1.3485	1.3612	1.3411	1.3430	1.3524

135	2024 Annual Report	Management’s Discussion and Analysis
Selected Annual Financial Information
The following table provides selected annual financial information related to our three most recently completed years.

As at and for the years ended December 31,
($ millions, except per share amounts)	2024	2023	2022
Revenue
Asia	$13,641	$11,996	$6,051
Canada	14,624	13,793	7,299
U.S.	16,279	15,322	11,048
Global Wealth and Asset Management	6,698	5,896	5,267
Corporate and Other	2,049	1,732	(24)
Total revenue	$53,291	$48,739	$29,641
Total assets	$978,818	$875,574	$833,689
Long-term financial liabilities
Long-term debt	$6,629	$6,071	$6,234
Capital instruments	7,532	6,667	6,122
Total financial liabilities	$14,161	$12,738	$12,356
Dividend per common share	$1.60	$1.46	$1.32
Cash dividend per Class A Share, Series 2	1.1625	1.1625	1.1625
Cash dividend per Class A Share, Series 3	1.125	1.125	1.125
Cash dividend per Class 1 Share, Series 3	0.5870	0.5870	0.5870
Cash dividend per Class 1 Share, Series 4	1.5578	1.4946	0.6814
Cash dividend per Class 1 Share, Series 7(1)	-	-	0.2695
Cash dividend per Class 1 Share, Series 9	1.4945	1.4945	1.1894
Cash dividend per Class 1 Share, Series 11	1.5398	1.4505	1.1828
Cash dividend per Class 1 Share, Series 13	1.5875	1.2245	1.1035
Cash dividend per Class 1 Share, Series 15	1.1951	0.9465	0.9465
Cash dividend per Class 1 Share, Series 17	0.950	0.950	0.950
Cash dividend per Class 1 Share, Series 19	0.9188	0.9188	0.9188
Cash dividend per Class 1 Share, Series 23(2)	-	-	0.3031
Cash dividend per Class 1 Share, Series 25	1.4855	1.3303	1.175
(1)MFC redeemed in full the Class 1 Series 7 preferred shares at par, on March 19, 2022, the earliest redemption date.
(2)MFC redeemed in full the Class 1 Series 23 preferred shares at par, on March 19, 2022, the earliest redemption date.
Revenue
Total revenue in 4Q24 was $13.0 billion compared with $14.9 billion in 4Q23. The decrease in total revenue of $1.9 billion was primarily due to lower net investment income, partially offset by an increase in insurance revenue and other revenue.
By segment, the reduction in total revenue in 4Q24 compared to 4Q23 reflected lower net investment income in all segments except Corporate and Other, higher insurance revenue in Asia, the U.S. and Canada and higher other revenue mainly in
Global WAM, Asia and the U.S., partially offset by Corporate and Other.
On a full year basis, total revenue in 2024 was $53.3 billion compared with $48.7 billion in 2023. The increase in total revenue of $4.6 billion was due to higher insurance revenue, net investment income and other revenue.
By segment, the increase in revenue in 2024 compared with 2023 reflected higher insurance revenue in the U.S, Asia and
Canada, higher net investment income in all segments except the U.S., and higher other revenue primarily in Global WAM.

Revenue

Revenue	Quarterly Results		Full Year Results
($ millions)	4Q24	4Q23	2024	2023
Insurance revenue	$6,834	$6,414	$26,592	$23,972
Net investment income	4,194	6,784	19,111	18,021
Other revenue	2,003	1,719	7,588	6,746
Total revenue	$13,031	$14,917	$53,291	$48,739
Asia	$2,927	$3,572	$13,641	$11,996
Canada	3,682	4,663	14,624	13,793
U.S.	4,055	4,566	16,279	15,322
Global Wealth and Asset Management	1,738	1,632	6,698	5,896
Corporate and Other	629	484	2,049	1,732
Total revenue	$13,031	$14,917	$53,291	$48,739
Outstanding Common Shares
As at January 31, 2025, MFC had 1,723,169,992 common shares outstanding.
Additional Information Available
Additional information relating to Manulife, including MFC’s Annual Information Form, is available on the Company’s website at www.manulife.com and on the SEDAR+ website at www.sedarplus.ca.